8/3

04035931

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Japan Tobacco Inc.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4362

FISCAL YEAR 3-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/3/04

82-4362

AR/S
3-31-04

Annual Report 2004

For the Year Ended March 31, 2004

JAPAN TOBACCO INC.

PROFILE

In April 2002, Japan Tobacco (JT) formulated a new corporate mission, described in the "JT Brand-ing Declaration." As laid out in this corporate mission, in each segment of our business and in all corporate activities we seek to satisfy our shareholders and other stakeholders by providing unique, value-added products and services that bring delight to and exceed the expectations of our customers. We hope that this strategy will enable JT to become a truly excellent company.

In an increasingly challenging business climate, in August 2003 we announced the "JT PLAN-V," which states our intention to strengthen our competitiveness in our business field by addressing mid- to long-term changes in the business environment. While implementing "JT PLAN-V," we will continue to strive to maximize cash flow over the mid- to long-term and enhance corporate value. We are accelerating the reforms that will help us to reach our goal of becoming a "global growth company that develops diversified, value-creating businesses."

CONTENTS

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This presentation contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Unless otherwise specified in this annual report, the information herein is as of June 24, 2004.

Consolidated Financial Highlights

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					Millions of U.S. dollars
	2000	2001[1]	2002	2003[2]	2004[3]	2004
For the year:						
Net sales	¥4,371,250	¥4,501,701	¥4,544,175	¥4,492,264	¥4,625,151	$43,761
EBITDA	315,132	312,045	334,119	337,296	373,435	3,533
Operating income	153,972	139,965	163,805	188,963	234,034	2,214
Net income (loss)	50,792	43,687	36,850	75,302	(7,603)	(72)
Free cash flow (FCF)	(786,499)	307,311	31,413	170,372	269,174	2,547
At year-end:						
Total assets	¥3,095,298	¥3,188,230	¥3,063,077	¥2,957,665	¥3,029,084	$28,660
Total shareholders' equity	1,526,583	1,513,846	1,613,105	1,622,654	1,507,937	14,268
Ratios:						
Return on equity (ROE)	3.5%	2.9%	2.4%	4.7%	(0.5%)	
Equity ratio	49.3%	47.5%	52.7%	54.9%	49.8%	
EBITDA margin	7.2%	6.9%	7.4%	7.5%	8.1%	
Operating income margin	3.5%	3.1%	3.6%	4.2%	5.1%	
Amounts per share (in yen and U.S. dollars):						
Net income	¥ 25,395	¥ 21,843	¥ 18,425	¥ 37,528	¥ (3,967)	$ (38)
Shareholders' equity	763,292	756,923	806,552	811,204	771,516	7,300
Cash dividends applicable to the year	8,000	8,000	8,000	10,000	10,000	95

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥105.69 per $1, the rate of exchange as of March 31, 2004.

(1) As discussed in Note 3 k) to the consolidated financial statements, effective April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) As discussed in Note 3 o) to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, as discussed in Note 3 c) to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.

2. EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Net Sales and Operating Income Margin



(Billions of Yen)
(%)
6,000
5,000
4,000
3,000
2,000
1,000
0
6
5
4
3
2
1
0
'00 '01 '02 '03 '04
Net Sales
Operating Income Margin
(Years ended March 31)

EBITDA and EBITDA Margin



(Billions of Yen)
(%)
500
400
300
200
100
0
10
8
6
4
2
0
'00 '01 '02 '03 '04
EBITDA
EBITDA Margin
(Years ended March 31)

Net Income (Loss) and ROE



(Billions of Yen)
(%)
80
60
40
20
0
-20
8
6
4
2
0
-2
'00 '01 '02 '03 '04
Net Income (Loss)
ROE
(Years ended March 31)

Free Cash Flow



(Billions of Yen)
400
300
200
100
0
-600
-800
'00 '01 '02 '03 '04
Free Cash Flow
(Years ended March 31)

JT at a Glance


Weihai J.K. Foods Co., Ltd.
Manufacturing and sale of seasonings
JT: Headquarters
Shanghai JS Foods Co., Ltd.
Manufacturing and sale of frozen foods
Thai Foods International Co., Ltd.
Manufacturing and sale of seasonings
Swickers Kingaroy Bacon Factory Pty. Ltd.
Meat processing
Hans Continental Smallgoods Pty. Ltd.
Manufacturing and sale of ham and sausage
JT International S.A.
Manufacturing and sale of tobacco products

JT International is responsible for the JT Group's international tobacco business.
- Around 12,000 employees from more than 90 countries.
- Products sold in more than 120 countries.
- Operating cigarette manufacturing factories in 15 countries.

Years ended March 31 **Net Sales** **EBITDA** **Operating Income (Loss)**

Tobacco Business


(Billions of Yen)
'02
'03
'04
0 1,000 2,000 3,000 4,000 5,000
(Billions of Yen)
0 100 200 300 400
(Billions of Yen)
0 50 100 150 200 250

Pharmaceuticals Business


(Billions of Yen)
'02
'03
'04
0 20 40 60 80
(Billions of Yen)
-10 -8 -6 -4 -2 0
(Billions of Yen)
-20 -15 -10 -5 0

Foods Business


(Billions of Yen)
'02
'03
'04
0 100 200 300
(Billions of Yen)
0 1 2 3 4
(Billions of Yen)
-15 -10 -5 0


AKROS PHARMA INC.
Research activities on pharmaceuticals business and clinical development in the United States
Tobacco Business
Pharmaceuticals Business
Foods Business

JT and its 39,000 employees around the world are striving to make ourselves a "global growth company that develops diversified, value-creating businesses." We are the world's third-largest global tobacco company, and we are also looking to our pharmaceuticals business as a future cash flow generator and foods business as a next cash flow generator to further enhance our corporate value.

Net Sales Breakdown, by Business Segment
(Year ended March 31, 2004)
(%)


4%
12%
3%
20%
61%
Domestic Tobacco Business
International Tobacco Business
Pharmaceuticals Business
Foods Business
Others

Note: Percentages are calculated from net sales excluding taxes for both the Domestic Tobacco Business and the International Tobacco Business.

Summary of Businesses

Domestic Tobacco Business

JT enjoys a market share of over 70% of Japan's domestic tobacco market, the world's fourth-largest market. Nine of the top 10 products in Japan by sales volume are JT products. Of these, the *Mild Seven* brand family holds four spots, from No. 1 to No. 3 as well as No. 7. We are also actively developing competitive new products, including a reduced-odor product based on such innovative technologies as D-spec, one of the world's most advanced tobacco technologies.

International Tobacco Business

Our international tobacco business, with JT International S.A. (JTI) at its core, sells products in over 120 countries. Our domestic and international businesses combined make us the world's third-largest global tobacco company, in terms of sales volume. JTI has four Global Flagship Brands (GFBs), including three of the world's top six brands—*Camel*, *Winston* and *Mild Seven*—plus *Salem*. In addition, JTI markets over 50 local brands.

Pharmaceuticals Business

Our pharmaceuticals business is aiming to further strengthen and enhance its research and development activities, particularly in developing world-class new drugs in the areas of glucose and lipid metabolism, anti-virus, immune disorders, inflammation, and bone metabolism. In 1998, we acquired 53.5% of Torii Pharmaceutical Co., Ltd., which now handles our domestic pharmaceuticals sales functions, while JT itself is responsible for R&D.

Foods Business

In the foods business, our aim is to become a distinctive food manufacturer operating in several foods categories. In processed foods, we are active in four product areas: frozen foods, seasonings and seasoned processed foods, bakery items, and chilled foods overseas. Our beverages business is shifting its strategy to focus more on profit, aiming to become profitable in terms of operating income.

Yoji Wakui
Chairman of the Board and Representative Director
(right)

Katsuhiko Honda
President and CEO and Representative Director
(left)



In April 2002, as our corporate mission we published our "JT Brand-ing Declaration," promising to deliver with our brands the kind of "irreplaceable delight" that only JT can offer. In this declaration, we reaffirmed our deep commitment to providing four kinds of delight (4D) to our four groups of stakeholders—shareholders, customers, employees, and society. Based on our "JT Brand-ing Declaration," we have emphasized seven business principles—commitment, accountability, responsiveness, professionalism, innovation, boundarylessness, and combining quality with speed.

In September 2003, we formulated our "Tobacco Brand-ing Declaration," stating our understanding regarding tobacco products and our basic stance regarding the tobacco business. Part of the background to this declaration was the increasingly challenging social environment surrounding tobacco. Our aim was to clarify our understanding with regard to tobacco products and our commitment to take actions based on that understanding. JT believes it has an important role to play in gaining the understanding of society, its shareholders, and its customers who love its products, by putting this declaration into practice.

It is our hope that the steady implementation of JT's two brand-ing declarations will contribute to building a society in which smokers and non-smokers co-exist in harmony. In addition, we wish to foster a social environment in which all of our employees will be able to engage in their work with confidence and pride.

Yoji Wakui

Yoji Wakui
Chairman of the Board and Representative Director

Katsuhiko Honda

Katsuhiko Honda
President and CEO and Representative Director

"JT Brand-ing Declaration"

- We aim to become a "Global Brand-ing Company" that develops unique brands that are trusted and respected by our customers.
- We believe that our most significant assets are those unique product brands and "JT" itself, which pursues developing the brands, as the unified corporate brand.
- We commit ourselves to use management resources to continually build our brands and keep them fresh.
- We are committed to developing and increasing the value of the "JT" brands as well as our product brands with pride.

Excerpt from "Tobacco Brand-ing Declaration"

Our Recognition on Tobacco

We, as JT Group, recognize our main product, Tobacco, as follows:

•Tobacco for Customers

Almost one third of the adult population of the world smokes. People smoke for various reasons; some people smoke for pleasure, to enjoy tobacco's rich taste and flavor, others to relax and gain a peace of mind, or to focus.

On the other hand, with smoking pleasure come real risks. There are many people who report difficulty quitting.

We believe adults have a freedom to choose smoking as a personal habit, being fully informed about its risks.

•Tobacco for Society

Tobacco has been commonly used as a mean to promote communication between people; to break a moment of silence or sometimes to gain relief from tension.

However, people who do not smoke are often irritated by tobacco smoke. Smokers should at all times be courteous and pay full attention to non-smokers.

From a socio-economic standpoint, tobacco is the product of a wide range of industries, from farmers to retailers. Many people in the world rely on tobacco for their livelihoods.

It should also be noted that tobacco taxes stemming from cigarette sales are borne by smokers and contribute to a significant part of government revenues across the world.

•Tobacco in History

Tobacco has a long history going back to the days of the Mayan civilization. Many unique and interesting cultures can be traced back to its natural proximity to people's everyday lives.

In modern times, tobacco became an important agricultural product with significant economic value. The manufacture of tobacco products, starting off as a household industry, went through rapid technological innovation and became one of the first industries to globalize in the end of the 19th century. On the other hand, some countries have, from time to time, banned tobacco because smoking was considered as an unnecessary pastime, and for other reasons. Smoking has recently become controversial in terms of its effects on health.

Tobacco has been a controversial product through history, yet it is a product which people enjoy for more than 500 years.

To stay a step ahead of the difficult changes in our business environment, and to reach our vision for the next decade, Japan Tobacco Inc. (JT) is implementing a new mid-term management plan, the "JT PLAN-V." The plan is helping us steer a course for counterattack.



Katsuhiko Honda
President and CEO and Representative Director

Business environment surrounding JT

In the past year, the environment surrounding the tobacco business has grown more difficult. Throughout the world, we saw many developments including a number of lawsuits in the United States, ban of the use of words such as "mild" or "light" to describe tobacco products in Europe, and the adoption by the World Health Organization (WHO) of the Framework Convention on Tobacco Control. In Japan, more regulations limit smoking on the street and more restrictions govern where smoking is permitted in the wake of the enactment of the Health Promotion Law. In July 2003, tobacco excise taxes were increased. Stricter rules on tobacco advertising will take effect in the fiscal year ending March 31, 2005. With the aging of Japanese society, the percentage of tobacco smokers has dropped to around 30%, and the overall sales volume fell below 300 billion cigarettes in the fiscal year ended March 31, 2004.

Business performance in FY 3/2004

Amid such fast-paced changes, our performance has remained stable as a result of our continued efforts to remain a step ahead of the changes and to build a solid earnings base.

In FY 3/2004, net sales increased ¥132.8 billion (3.0%) year on year to ¥4,625.1 billion. Net sales excluding taxes increased ¥12.2 billion (0.6%) year on year to ¥2,019.8 billion. In the domestic tobacco business, an increase in unit prices helped to partly offset a decline in sales volume stemming from the higher tobacco tax. In the international tobacco business, Global Flagship Brands (GFBs), including the *Camel* and *Winston* brands, showed growth. In addition, our foods business also contributed to net sales growth. Another source of the net sales increase was our progress in real estate development in Shinagawa, Tokyo.

Operating income increased ¥45.0 billion (23.9%) from the corresponding figure for the previous year to a record ¥234.0 billion. At the same time, EBITDA rose to a record ¥373.4 billion. The increase in operating income is partly attributable to extraordinary factors including accounting changes relating to the Obligations under the Public Official Mutual Assistance Association Law as well as an increase in leaf tobacco reappraisal profit. Most importantly, however, these are the valuable results of our proactive efforts to recover market share in growing segments, to make valiant strides in the domestic market exemplified by the launch of D-spec (reduced-odor) products, to achieve growth in GFBs overseas, to strengthen the business structure, and to reduce operating expenses.

Net income in FY 3/2004 showed a ¥7.6 billion loss, following the ¥75.3 billion profit the year before, owing mainly to a one-time extraordinary loss associated with the aforementioned accounting change to the old pension plan, as well as to costs associated with business restructuring. Excluding the effect of the accounting change, profit would have shown continued sound growth. The accounting change had no impact on cash flow.

We paid a dividend of ¥10,000 per share, unchanged from the previous year's dividend. Our dividend policy is to pay stable dividends, and we intend to gradually increase cash returns to our shareholders through cash dividends or repurchases of our shares, while taking into account our financial performance and medium- to long-term outlook. In addition, JT repurchased 45,800 shares of its common stock from the market in FY 3/2004.

"JT PLAN-V"—Plan for counterattack

Background: How we got here

Our tobacco business, which generates about 80% of JT's total net sales excluding taxes, has a 100-year history. We have overcome major upheavals including the abolition of the monopoly system, the opening of the Japanese market to foreign tobacco manufacturers, and the reduction of customs duties on imported cigarettes to zero, each time creating new growth. I fully understand that only by changing ourselves more rapidly than our business environment is changing can we hope to continue creating growth in the future.

At the same time, the global business environment is growing more competitive. In 1999, we acquired RJR Nabisco's tobacco business outside the United States, giving us the platform we needed to compete on an equal footing with Philip Morris and British American Tobacco. Today, JT and its GFBs are competing with other companies' brands in approximately 120 countries around the world. Although JT has produced and marketed *Marlboro* products in Japan under a license agreement with Philip Morris since 1972, with the acquisition of RJRI both Philip Morris and JT have reconsidered the benefits of the license agreement. As a result, Philip Morris and JT agreed to terminate the current *Marlboro* license agreement at the end of the present contract term (April 30, 2005) and not to renew it. This decision will move us away from a brand portfolio that has been dependent on *Marlboro* products in the high-margin premium market segment. Looking forward, we have chosen the path of building up the competitiveness of our own brands in the premium segment in our quest for growth in the mid- to long-term.

Turning change into growth opportunities

Amid the aforementioned business environment, despite steady progress in the implementation of our "Plan 2004" mid-term management plan, in August 2003 we set forth a new three-year (FY 3/2004–FY 3/2006) management plan, which we have called "JT PLAN-V." This new plan reflects our view that it is crucial that any reform be swift as well as far-reaching. After thoroughly reconsidering our underlying assumptions, we have embarked on a new course for speedy reform. Under this new plan, we have set the following management targets for FY 3/2006: EBITDA of ¥360.0 billion, operating income of ¥230.0 billion, ROE of 7% or more, and three-year cumulative free cash flow of ¥450.0 billion. These goals will not be easy to attain in the current challenging environment, but I think they are possible with the efforts of all employees.

In FY 3/2004, which was the first fiscal year of the plan, most reform steps were initiated. First, as a representative effort pursuant to our top-line strategy in the tobacco business, we made efforts to recover market shares in growing segments—1-mg tar, menthol, and over-¥300 products—and created a new category of reduced-odor cigarettes. As bottom-line measures, we are reorganizing our production with the goal of consolidating our domestic operations into 10 domestic factories, in addition to sales and distribution facilities. We have also strengthened our raw materials purchasing operations to facilitate bulk purchases of foreign leaf tobacco. In addition, we have reconsidered the goals of our pharmaceuticals business as a future cash flow generator and foods business as a next cash flow generator. In the pharmaceuticals business, we aim to place three potential world-class compounds under clinical development, while in the foods business we are aiming to make our operating income positive. These goals will pave the way for the next leap forward. In this way, we will achieve steady, organic growth. In addition, we will flexibly enter into alliances or conduct mergers and acquisitions, primarily in the international tobacco business or foods business, to expand our business opportunities.

We forecast that the expiry of the *Marlboro* license agreement will have an approximately ¥50.0 billion impact on operating income. In order to overcome this impact and achieve further growth, in FY 3/2005 we must continue to strengthen our business structure and revamp our cost structure to build a solid foundation for growth. We must do everything so that in a decade from now, our decision will be seen to have been the right one. At the same time, as a matter of honor we must continue to manufacture and sell *Marlboro* products in good faith until the end of the current license agreement.

Recently, in a program called "Top Caravan" several JT top managers and I have crisscrossed the country, meeting with over 4,000 JT employees to explain the significance of "JT PLAN-V." We seem to have succeeded in instilling our own sense of commitment in our employees. Many employees reaffirmed to us their pride and joy in making extra efforts needed for our Company to be a winner. In our "JT Future Forum" employee meetings, many employees have individually declared how he or she would contribute to these efforts. As I participated in these meetings, I had the strong impression that our "JT PLAN-V" must succeed, and that it would succeed.

Corporate governance and compliance

I believe that the essence of corporate governance is not the particular form it takes. Rather, it is vital that we not forget the purpose of corporate governance. In our "Brand-ing Spirit" statement, in the "Accountability" section we declare our commitment to "being accountable to stakeholders by being transparent and responsibly using our authority in order to achieve results that surpass expectations." In July 2001, JT established an advisory committee, which since that time has met four times a year. In these meetings, we listen intently to the views of five external advisors, in pursuit of management policies that are most likely to find acceptance among all our stakeholders.

We place great importance on compliance, as well. Above all, we are a company whose tobacco and food products are importantly connected with daily human life, and pharmaceuticals that can in many cases be a matter of life itself. At the same time, future business development will require a more aggressive and global management style. Compliance will become increasingly important as decision-making authority is increasingly delegated to individual business divisions. Our Company has prepared compliance rules and devoted resources to fostering shared moral values among our employees. By encouraging all employees to faithfully practice our 30-item conduct guidelines, we aim to encourage a high moral view and hope to contribute fully to society.

Enhancing our corporate value

The government offered additional shares of our common stock in June 2004. This move followed the April 2002 revision of the Japan Tobacco Inc. Law, which lowered the minimum ratio of shares that the government is required to hold. The amended law also gave us much more freedom in our financing strategies, which we had sought for years. We welcome all new shareholders for whom this sale of shares by the government has opened the door, and continuously devote every managerial effort to enhancing our corporate value.

In the current challenging business environment, to keep a step ahead of mid- to long-term changes in the business environment we are steadily implementing the measures put forth in our "JT PLAN-V." These are the opening moves to building a platform for future growth and to enhancing our corporate value by pursuing a corporate vision as a "global growth company that develops diversified, value-creating businesses."

Katsuhiko Honda

President and CEO and Representative Director

In August 2003, JT announced a new mid-term management plan, "JT PLAN-V," covering FY 3/2004 to FY 3/2006, to replace the plan then in place, "Plan 2004" (FY 3/2003–FY 3/2005).

Background to "JT PLAN-V"

As FY 3/2004 began, the business environment surrounding the domestic tobacco business was changing more rapidly than anticipated, and we saw a need to completely rethink our scenario for strengthening our business structure from the ground up. "Plan 2004" had been based on the assumption that overall domestic demand for tobacco would peak out, and then begin a gradual decline. Its basic strategy assumed that we would be able to secure profit growth through raising unit prices, maintaining our market share, and cutting costs. Amid dramatic changes in the external environment, however, we decided "Plan 2004" would not be enough to maintain and improve our competitiveness.

The changes in the business environment can be summarized as follows: Increasingly stringent restrictions on smoking and the July 2003 hike in tobacco excise taxes in Japan would lead to further reduction in total demand for our products. Next, we agreed with Philip Morris to terminate the license agreement for *Marlboro* products in Japan, effective April 30, 2005, when the current contract expires. Finally, we are faced with the mid- to long-term risk of major changes in our operating environment.

Based on our recognition of these changes in the business environment, we formulated a new goal: to transform JT into a "global growth company that develops diversified, value-creating businesses." We clarified the vision of each business for the next decade, and we are making a switch from a defensive strategy to an offensive strategy. We are now operating under the "JT PLAN-V," a three-year road map (FY 3/2004–FY 3/2006) announced in August 2003 that will lay the foundation for achieving our vision. Compared with "Plan 2004," the new plan sets higher goals, implying more significant reforms in terms of scale and pace. Our entire Company is united in its desire to achieve these ends to help us secure sustainable growth in FY 3/2007 and beyond.

JT Domestic Sales Volume: Revised Downward

(Billions of cigarettes)


250
200
150
Termination of *Marlboro* license agreement (end of April 2005)
'03
'04
'05
'06

"Plan 2004" assumptions
Scale of market in FY 3/2005: 308 billion
Sales volume of JT in FY 3/2005: 226 billion
"JT PLAN-V" assumptions
Scale of market in FY 3/2006: 285 billion
Sales volume of JT in FY 3/2006: 179 billion

- Projection for FY 3/2006 under "JT PLAN-V"
- Projections under "Plan 2004"
- Actual results

(Years ended March 31)

Impact of Termination of *Marlboro* License Agreement

(Yen) *Marlboro*'s contribution to JT's sales (%)


4,000
3,900
3,800
3,700
3,600
0
80
75
70
65
60
0
76.5
75.3
74.9
74.3
73.3
71.3
69.2
67.6
66.2
64.8
'99
'00
'01
'02
'03

- Net sales per 1,000 cigarettes, excluding taxes (left scale)
- Non-*Marlboro* net sales per 1,000 cigarettes, excluding taxes (left scale)
- JT's market share (right scale)
- JT's market share, excluding *Marlboro* (right scale)

(Years ended March 31)

Impact of *Marlboro* on JT's financial results
(calculations based on actual results in FY 3/2003)

***Marlboro*'s approximate contribution in FY03**

–*Sales volume*	26.7 billion
–Net sales, including taxes	¥318.0 billion
–Net sales, excluding taxes	¥130.0 billion
–Operating income	¥12.0 billion

Financial impact on operating income from elimination of revenues from *Marlboro* products (provisional calculation)

We estimate the termination of this agreement will reduce operating income by about ¥50.0 billion, based on operating income of about ¥12.0 billion, as well as costs associated with the manufacture and sale of these products, including personnel and depreciation expenses.

From "Plan 2004" to "JT PLAN-V"

"Plan 2004" (FY 3/2003–FY 3/2005)	"JT PLAN-V" (FY 3/2004–FY 3/2006)
Management goals	
• FY 3/2005 EBITDA: ¥360 billion (Sub-goal) FY 3/2005 operating income: ¥220 billion • FY 3/2005 ROE: 5% or more • FY 3/2003–FY 3/2005 free cash flow (three years cumulative): ¥400 billion	• FY 3/2006 EBITDA: ¥360 billion (Sub-goal) FY 3/2006 operating income: ¥230 billion • FY 3/2006 ROE: 7% or more • FY 3/2004–FY 3/2006 free cash flow (three years cumulative): ¥450 billion
Targets for each business	
Domestic tobacco business	
– Measures to counter structural decline in overall domestic demand for tobacco • Raise unit sales prices by launching premium products and maintain market share • Consolidate cigarette factories and sales offices • Reduce workforce mainly through attrition – Reduce nonconsolidated workforce by 1,300 by FY 3/2005 end	– Aim to create a new frontier and reform our cost structure to achieve growth • Aggressive business development to gain shares in growing segments • Aim to create a new market through a "Third Market Innovation" • Consolidate business bases Manufacturing plants: Existing plan to close eight cigarette factories, plus closure of about one-third of remaining 17 factories Sales offices: Close or merge about 20% of current 31 locations Raw materials procurement bases: Realign domestic leaf tobacco divisions Trim headquarters organization Consolidate Group companies and business bases
International tobacco business	
– Accelerate top-line growth through increased brand equity	– Retain "Plan 2004" strategy
Pharmaceuticals business	
– Establish a solid business platform for self-sustaining operation	– Place three compounds representing potential world-class drugs in clinical development
Foods business	
– Further expansion through development of high-value-added products and a new business model, while aiming for breakeven EBITDA in FY 3/2005	– Processed foods business is developed according to "Plan 2004," and the beverages business moves from a strategy of achieving breakeven EBITDA/business-scale expansion to a strategy focusing on profit
	Companywide measures
	• Offer a voluntary early-retirement program targeting about 4,000 positions made redundant by various measures to attain a competitive cost structure

"JT PLAN-V" progress report: Plan off to good start in its first year

Management goals for FY 3/2006, and FY 3/2004 actual results

	FY 3/2006 Targets	FY 3/2004 results	(YoY comparisons)
EBITDA	¥360.0 billion	¥373.4 billion	(+¥36.1 billion)
Operating Income	¥230.0 billion	¥234.0 billion	(+¥45.0 billion)
ROE	7% or more	-0.5%	(-5.2 percentage points)
FCF	FY 3/04–FY 3/06 cumulative ¥450.0 billion	¥269.1 billion	(+¥98.8 billion)

With respect to both EBITDA and operating income, actual results for FY 3/2004 exceeded the targets set down in "JT PLAN-V." Regarding ROE, the actual result remained at a healthy and rising figure of about 6% if the impact of the accounting changes on the Obligations under the Public Mutual Assistance Association Law is excluded. In the first year of the plan, the Company generated ¥269.1 billion in free cash flow. Of the ¥36.1 billion increase in EBITDA, ¥21.7 billion was attributable to improved profitability in the domestic tobacco business and growth in the international tobacco business.

In the domestic tobacco business, we showed notable improvements in both top-line and bottom-line performances in the form of improvements in unit prices excluding taxes, and lower production costs and SG&A expenses. Our pricing strategy reflected both our brand value and the competitive circumstances, and our products in the premium segment performed well. Net sales per 1,000 cigarettes, excluding taxes, rose to ¥3,943 in the fourth quarter of FY 3/2004, from ¥3,856 in FY 3/2003. On the cost side, we were able to reduce SG&A expenses (parent-company fixed costs, excluding personnel) by 9%, and reduce per-unit production costs (excluding the impact of leaf tobacco reappraisal profit or loss) by 3% in FY 3/2004.

Steady implementation of "JT PLAN-V"

2003	July	Top-line growth strategy through revision of list prices in "Domestic Tobacco Announcement of Realignment of Domestic Leaf Tobacco Divisions"
	August	Announcement of termination of *Marlboro* license agreement
		Announcement of formation of asset management company, Frontier REIT Management Inc., aimed at starting real estate investment trusts (J-REIT)
	September	Decision to close six more factories, in addition to the eight factories already decided, and to consolidate six sales offices
		Decision to transfer Tokushima Prince Hotel business to Prince Hotel Inc.
	October	Introduction of a new retirement benefit plan, starting October 1, 2003, consisting of severance payment, a defined-contribution pension plan, and a cash balance pension plan
		Establishment of real estate development subsidiary, JT Development Consulting Inc.
		Repurchase of 45,800 JT shares
	November	Aggressive launch and development of reduced-odor products:
		– *Mild Seven Prime Super Lights Box* (limited sales within Tokyo)
		– *Lucia Citrus Fresh Menthol* (extended to nationwide sales)
		JT subsidiary buys ham and sausage business of OSI International Foods Australia
	December	Announcement of merger of six Japanese cigarette distribution subsidiaries
2004	January	Announcement of transfer of shares in JT Pros Print Co. Ltd. and other printing-related subsidiaries
	March	Aggressive launch and development of reduced-odor products in the *Mild Seven* family:
		– *Mild Seven Prime Menthol Lights Box* (limited sales within Tokyo)
		– *Mild Seven Prime Super Lights Box* (expanded to nationwide sales)
		Package redesign for seven major products in the *Mild Seven* family in Japan
	April	Frontier REIT Management Inc. obtains approval to conduct investment trust business

Top-Line Growth: Net Sales per 1,000 Cigarettes


(Yen)
4,000
3,900
3,800
3,700
3,600
3,500
3,853
3,853
3,858
3,858
3,850
3,923
3,934
3,943
3,723
3,722
3,725
3,721
3,715
3,783
3,799
3,804
"JT PLAN-V" announced
4-6
7-9
10-12
1-3
4-6
7-9
10-12
1-3
FY 3/2003
FY 3/2004
Net sales per 1,000 cigarettes, excluding taxes
Non-*Marlboro* net sales per 1,000 cigarettes, excluding taxes

Cost-Cutting Results: Trends in Domestic Tobacco Business


(FY3/2000=100)
100
90
80
70
100
100
99
99
98
95
92
84
77
70
'00
'01
'02
'03
'04
Per-unit production costs*
Selling, general and administrative expenses**

*Excluding gains or losses associated with leaf tobacco reappraisal
**Fixed costs only, excluding personnel costs
(Years ended March 31)

Strengthening human resources and changing the corporate culture

In addition to promoting reforms to our business and cost structures, "JT PLAN-V" is also aimed at reinforcing human resources, the main engine of our sustainable growth, and changing our corporate culture. Reforms can be painful, and maintaining a high level of employee morale is a critical issue. We are seeking to attain a competitiveness that sustains growth and a corporate culture that can make the most of the entrepreneurial spirit of our employees. This should give us a trim, tough, and competitive organization.



760 people took part in the first JT Future Forum. Their views were taken into account during the formulation of "JT PLAN-V."

Measures to facilitate reforms

Fostering and supporting independent professionals

We instituted a variety of measures in FY 3/2004 to strengthen employees' orientation to results (linking regular employees' bonuses to Company earnings results) and to reform the pension system (introduction of cash balance pension plans and defined-contribution pension plans).

Providing growth opportunities

To build up and strengthen our programs for training the next generation of business leaders, we openly recruited brand managers from sections throughout the Company, and are working to institute career development programs tailored to the needs of each section.

Supporting spontaneous efforts to foster growth of our Company and employees

About 2,500 of our employees, crossing workplace and age lines, have taken the opportunity for a free exchange of views at the three JT Future Forums that have been held so far.

The *Mild Seven* brand was born in the late 1970s and became the best-selling brand of cigarettes in Japan within one year of its launch. Since that time, *Mild Seven* has evolved into a family of products. Still the No. 1 cigarette in Japan, *Mild Seven* is No. 2 in the world in terms of sales volume. Now, *Mild Seven* is taking a step toward further evolution.

Product extensions of *Mild Seven* have appealed to various consumer tastes

The *Mild Seven* brand was first launched in 1977. After five months of test marketing, it was launched nationwide. Within eight months from its nationwide launch it had surpassed *Seven Stars* to become the top-selling cigarette in Japan. Following *Mild Seven*, we launched *Mild Seven Lights* in 1985 to meet the demand for lower-tar cigarettes. *Mild Seven Super Lights* went on sale in 1989 and others followed, making maximum use of the successful *Mild Seven* brand across a whole family of products. In the quarter-century since FY 3/1980, *Mild Seven* products have maintained a domestic market share of over 30%.

Market share trends, by tar value, for *Mild Seven* family products


(%)
50
40
30
20
10
0
Mild Seven family products with 1-3 mg tar
Mild Seven family products with 7-12 mg tar (excluding Mild Seven)
Mild Seven
'78 '79 '80 '81 '82 '83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04
(Years ended March 31)

Changes in *Mild Seven*


MILD SEVEN

The original *Mild Seven*


MILD SEVEN

Mild Seven package at time of first design change


MILD SEVEN
10

Current *Mild Seven*

Filter innovation, charcoal innovation, and now a third market innovation: reduced-odor (D-spec) technology

Many nonsmokers and even some smokers say they would like to see a cigarette with reduced odor. As a leading tobacco company, we believe it is our responsibility to discover a solution. As the bar graph at the right shows, 50.2% of consumers make their choice based on the volume and the aroma of the smoke. This figure rose by five percentage points in the past five years. Consumer awareness of the odor and smoke has been growing year by year.

In 2003, we introduced a new citrus flavor to mask unpleasant odors, effectively and selectively. The new flavor leaves the tobacco smoker with a full, rich flavor, while reducing just the odor. We have launched the *LUCIA* brand using this reduced-odor technology, and at the same time we also launched two new *Mild Seven* products using the same technology: *Mild Seven Prime Super Lights Box* and *Mild Seven Prime Menthol Lights Box.*

Things that customers are looking for when purchasing cigarettes


Taste
Tar/Nicotine
Price
Volume and aroma of smoke
Length
Form of packaging
0
20
40
60
80 (%)

Comparison of *Mild Seven Prime Super Lights Box* and *Mild Seven Super Lights*

Mild Seven Prime Super Lights Box has been receiving positive attention for reducing the annoying smell of tobacco


Tobacco odor floating in the surroundings when someone is smoking
Tobacco odor remaining in the room after someone has smoked
2.2% 3.6%
6.3%
27.4%
17.7%
42.8%
7.4% 1.7%
5.7%
21.3%
15.4%
48.5%
Much less
Somewhat less
About the same
Slightly stronger
Don't know
Stronger

Based on a JT survey, 2003


MILD SEVEN
6

Mild Seven Prime Super Lights Box
(on sale November 2003)


MILD SEVEN
6

Mild Seven Prime Menthol Lights Box
(on sale March 2004)

Updating design for main products of *Mild Seven* family

In March 2003 we began selling *Mild Seven One*, with 1 mg of tar and packaged with a fresh blue-and-white color scheme and a new logo in the center. This product showed that *Mild Seven* is constantly evolving. From spring 2004, we unified the design concept for the seven main products in the *Mild Seven* family.

The graph below shows that the success of *Mild Seven One*, released onto the market in March 2003 with its groundbreaking new design, has helped to brake the decline in market share of the *Mild Seven* family. We intend to maintain this momentum through the reinvigoration of main *Mild Seven* products.

Mild Seven family domestic market share


(%)
35
34
33
32
31
30
34.5
34.0
33.2
32.5
32.6
'00
'01
'02
'03
'04
(Years ended March 31)

Updated design for *Mild Seven* family


1.
2.
3.
4.
5.
6.
7.

1. MILD SEVEN
2. MILD SEVEN LIGHTS
3. MILD SEVEN SUPER LIGHTS
4. MILD SEVEN EXTRA LIGHTS
5. MILD SEVEN ONE
6. MILD SEVEN ONE BOX
7. MILD SEVEN ONE 100's BOX

Review of Operations



Seigo Nishizawa
President, Tobacco Business

In the domestic tobacco business, we have been focusing on expanding our shares in growing segments (1-mg tar, menthol, ¥300-or-more-per-pack) while at the same time improving profitability through ongoing efforts to reduce costs. JT's share of the domestic tobacco market was 72.9% in the fiscal year ended March 31, 2004 (down 0.4 percentage point from the year before), indicating a possibility that the long-term decline may be bottoming out. The market-share outlook is similar even if *Marlboro* products are excluded, and JT is girding itself for business development aiming to gain shares in growing segments.

Tobacco Sales Volume, JT Share


(Billions of Cigarettes)
(%)
250
200
150
100
90
80
70
60
75.3
74.9
74.3
73.3
72.9
'00
'01
'02
'03
'04
Sales volume
Market share
(Years ended March 31)

Market Share Decline May Be Ending


(%)
80
75
70
65
60
73.5
73.4
73.2
73.0
73.0
72.9
72.7
73.1
63.7
65.1
64.9
64.7
64.2
64.4
63.7
63.8
"JT PLAN-V" announced
4-6
7-9
10-12
1-3
FY 3/2003
FY 3/2004
JT share
JT share, excluding *Marlboro*

Business performance

Total sales volume for tobacco products in Japan declined by 13.2 billion cigarettes from the corresponding figure for the previous year to 299.4 billion cigarettes, owing in part to the fact that tobacco taxes were increased for the first time in five years. Total demand has been on a declining trend for some time, and JT's sales volume declined by 10.7 billion cigarettes to 218.3 billion cigarettes. Net sales excluding taxes totaled ¥1.2286 trillion (down 3.0% compared with the corresponding figure for the previous year). Still, JT's sales volume exceeded the Company's initial forecast of 217.0 billion cigarettes, and market share, which has also been in a long-term decline, showed a relatively moderate decrease of 0.4 percentage point, indicating that the trend may be bottoming out. Amid these circumstances, JT managed to increase its share of growing segments—1-mg tar, menthol, and ¥300-or-more-per-pack products.

Pursuing aggressive business development to gain shares in growing segments

When the licensing agreement for *Marlboro* products ends on April 30, 2005, we will face the pressing issue of how to recover market share in the menthol and premium-price markets, where we have been highly dependent on *Marlboro* products. In this sense, the Company's D-spec (reduced-odor) products, developed over the course of the past six years, represent a third market innovation, which we believe will be our ticket to an increased share of the growing segments. Within just four months of its nationwide debut, the D-spec product *Lucia Citrus Fresh Menthol* had grabbed a 0.55% share of the domestic market (as of March 2004), a strong performance for a new brand.

At the same time, *Mild Seven*, which has over 30% of the domestic market, managed to maintain its top share. Until recently, this brand was having difficulty finding new customers among young adults, with a continuous gradual decline in its market share. However, our recent initiatives have changed this trend. The *Mild Seven One* product, launched in the 1-mg market, has been successful. In addition, we have launched two D-spec versions, helping to stop the decline in our market share. *Mild Seven Prime Menthol Lights Box*, sold only in Tokyo, reached a 0.54% share of the Tokyo market (as of March 2004), while *Mild Seven Prime Super Lights Box* achieved a national market share of 0.83% (as of March 2004). As for the original core brand *Mild Seven*, we continue to strive for enhanced competitiveness through a lively marketing strategy that crosses generational lines.

At the same time, we have been making great efforts to improve our cost structure. In the past five years, we have succeeded in lowering our SG&A expenses (Note 1) in the domestic tobacco business by 30%, while reducing our unit manufacturing costs (Note 2) by 5%. In the fiscal year ended March 31, 2004, we closed four cigarette-manufacturing plants, and in the current fiscal year we plan to close seven more. This shows the steady progress in our plan to consolidate our production base into 10 sites in Japan. In raw materials procurement, with regard to purchases of foreign leaf tobacco, which accounts for about 60% of the raw materials of our domestic cigarettes, we have implemented joint purchase efforts with JT International. In July 2004, we will reorganize our purchasing base for domestic leaf tobacco. We have also been consolidating our sales offices in the interest of greater efficiency in indirect operations, and we continue to reduce fixed costs as well as variable costs.

Note 1: Refers only to the parent company's fixed costs, excluding personnel expenses
Note 2: Excludes impact of gains or losses associated with leaf tobacco reappraisal

1-mg Product Share

(%)



10
8
6
4
2
0
6.1
5.9
6.1
6.4
6.6
7.3
7.3
7.9
"JT PLAN-V" announced
4-6 7-9 10-12 1-3
FY 3/2003
4-6 7-9 10-12 1-3
FY 3/2004
JT 1-mg product share

Menthol Product Share

(%)



10
8
6
4
2
0
6.6
6.7
6.7
7.0
7.0
7.5
7.6
8.4
1.9
1.9
1.9
2.0
2.1
2.3
2.4
3.1
"JT PLAN-V" announced
4-6 7-9 10-12 1-3
FY 3/2003
4-6 7-9 10-12 1-3
FY 3/2004
JT menthol product share
JT menthol product share, excluding Marlboro

Over-¥300 Product Share

(%)



20
15
10
5
0
"JT PLAN-V" announced
10.0
10.1
10.4
10.6
10.5
11.1
11.2
11.8
1.6
1.6
1.8
1.7
1.8
1.9
2.2
2.6
4-6 7-9 10-12 1-3
FY 3/2003
4-6 7-9 10-12 1-3
FY 3/2004
JT over-¥300 product share
JT over-¥300 product share, excluding Marlboro

JT's Share of Growing Segments

(%)



50
40
30
20
10
0
45.4
45.4
43.3
42.2
44.2
46.6
14.5
13.7
15.2
14.2
15.0
17.5
10.9
9.5
8.6
8.6
9.2
11.2
'00
'01
'02
'03
'04 1H
'04 2H
JT share of the 1-mg segment
JT share of the menthol segment, excluding Marlboro
JT share of the over-¥300 segment, excluding Marlboro
(Years ended March 31)

Market Share, by JT Brand Family

(%)



33.6%
32.6%
9.0%
7.1%
2.2%
8.4%
3.0%
4.1%
Mild Seven
Caster
Seven Stars
Cabin
Peace
Frontier
Marlboro
Others
(Year ended March 31, 2004)

Top 10 Cigarette Products in Japan, by Market Share

(Year ended March 31, 2004)

Brand	Manufacturer	Share (%)
1 MILD SEVEN LIGHTS	JT	8.6
2 MILD SEVEN SUPER LIGHTS	JT	8.4
3 MILD SEVEN	JT	7.7
4 SEVEN STARS	JT	6.4
5 CASTER MILD	JT	4.2
6 MARLBORO LIGHTS MENTHOL BOX	JT	3.4
7 MILD SEVEN EXTRA LIGHTS	JT	2.6
8 LARK MILDS KS BOX	PM	2.2
9 CABIN MILD BOX	JT	2.1
10 FRONTIER LIGHTS BOX	JT	1.6

Note: PM=Philip Morris
Source: Tobacco Institute of Japan

Products with expanded sales areas nationwide


HOPE
MILD SEVEN
CABIN

LUCIA CITRUS FRESH MENTHOL	*HOPE MENTHOL*	*MILD SEVEN ONE MENTHOL BOX*	*CABIN MILD MENTHOL BOX*

Number of Tobacco Vending Machines
(Thousands)


700
600
500
400
300
200
100
0
'00
'01
'02
'03
'04

■ Vending Machines
▨ JT Lease Machines
(Years ended March 31, 2004)

Strengthening marketing on three fronts: Products, distribution, and sales force

Amid intensifying competition from foreign manufacturers, and as restrictions on tobacco advertising increase, it becomes ever more important for us to strengthen our core competencies: products, distribution, and sales force.

Regarding the power of our products, whereas in the past we launched three to five new brands each year, more recently we have conducted test marketing for more than 10 new products annually. In the fiscal year ended March 31, 2004, we conducted geographically limited test marketing of 14 new brands, including *Hope Menthol* and *Cabin Mild Menthol Box*. Products that were well received by consumers were distributed nationwide. We have also been strengthening our product development efforts to seek a technological innovation to follow upon D-spec. As part of that plan, we have decided to reorganize our Tokyo factory into our Production Technology Center as of April 2005.

Our strengths in distribution and sales force support effective marketing of new products. As far as distribution is concerned, the vending-machine channel accounts for about 60% of tobacco sales in Japan, and JT owns 38%* of all vending machines (237,000 as of March 31, 2004), far ahead of competitors. In sales, our large market share is supported by some 3,000 motivated salespeople, enabling us to offer tailor-made services to tobacco retailers throughout the country. We are proud to say that our sales force is superior to foreign manufacturers' both in terms of quality and quantity. Looking forward, we aim to build a marketing structure that will overwhelm competitors in the Japanese market by organically and efficiently drawing upon our strengths in product development, distribution networks, and sales force.

*All competitors combined owned approximately 150,000 vending machines and retail stores owned approximately 239,000 machines as of December 31, 2003.
Source: *Jidohanbai News*, Japan Vending Machine Manufacturers Association

The core strategy of JT's international tobacco business is achieving further growth in sales volume, along with related unit price increases, emphasizing a shift to the higher-priced products represented by Global Flagship Brands (GFBs), and strengthening cost competitiveness.

*For the international tobacco business, the consolidated accounting period is January–December 2003.

Business performance

The international tobacco business run by JT International generated EBITDA of US$566 million (up 17.9% compared with the corresponding figure for the previous year), marking the third consecutive year of double-digit growth. The company made concentrated investments in high-value-added GFBs and successfully raised unit prices. Consequently, the company recorded substantial growth in net sales excluding tobacco excise taxes, which totaled US $3.465 billion (up 13.3%), as well as in sales volume of GFBs, which amounted to 117.5 billion cigarettes (up 7.1%).

Total sales volume declined 2.2% year on year to 198.8 billion cigarettes, as a result of two principal factors. First, overall demand declined in several countries owing to increased tobacco excise taxes and strengthened tobacco-related regulations. Second, in the CIS (the former Soviet nations), the company is now placing greater emphasis on profitability than on sales volume, and has aggressively shifted the bulk of its investments in marketing from local brands to GFBs.

JT International's strategy

To contribute to the success of "JT PLAN-V," JT International is expected to achieve annual EBITDA growth of at least 18% by 2005. To that end, it is aiming for 5% or greater annual growth in sales volume of GFBs, the key to top-line growth. The company has worked to reinforce the brand strength that *Camel*, *Winston*, and *Salem* developed while they were part of the RJR International group by applying JT's technologies to increase their product quality and refresh their packaging. In addition, the company is striving for efficient and effective marketing of the four GFBs—*Camel*, *Winston*, *Salem*, and *Mild Seven*—by implementing consistent communication with consumers around the world, and by putting energy into focused brand promotion in each region.

JT International also works continuously to lower costs. Starting in 2000, the company reduced its employee headcount by around 9% over three years. Over the same period, the company lowered manufacturing costs by 6% through rationalization, involving the consolidation of production facilities and the streamlining of administrative processes, as well as the strategic reallocation of management resources. As a result, the SG&A ratio to net sales, exclusive of sales promotion costs, decreased by 1.6 percentage points. At the same time it reduces its expenses, the company is working to strengthen its sales force. The company is reducing factory and back-office headcount by around 20% while it increases the marketing and sales workforce by around 33%. Going forward, the company will continue to lower costs and focus marketing investment on the programs that generate the highest returns, thereby substantially strengthening its profitability.

Sales Volume of International Tobacco Business
(Billions of cigarettes)


250
200
150
100
50
0
'00
'01
'02
'03
Total sales volume
GFB sales volume

Sales volume in China was included in 2000 and 2001, but excluded in 2002 and 2003.

EBITDA of International Tobacco Business
(Millions of U.S. dollars)


750
600
450
300
150
0
'00
'01
'02
'03
EBITDA (including China)
EBITDA (excluding China)

Strengthening the brand portfolio

The company positions *Mild Seven, Camel,* and *Salem* in the premium segment and *Winston* in the sub-premium segment. Around three-quarters of *Camel* sales are in Western Europe. For *Winston,* the CIS and the Middle East are the main sales regions, while *Mild Seven* and *Salem* are sold mainly in Asia. The company is working to strengthen its position in all regions by deploying its GFBs more broadly and leveraging its priority local brands to seize other segment opportunities in individual regions.


CAMEL
Camel

Camel

Camel is a powerful global brand, and the No. 2 brand in Western Europe. In 2002, the company upgraded *Camel* cigarettes and changed the package design, and achieved a share increase in each of the three major tobacco markets in Western Europe–France, Spain, and Italy. As a result of price increases stemming from a series of tobacco excise tax hikes, in 2003 demand for cigarettes in the premium category slumped in Europe, the main market for *Camel.* Despite this, *Camel*'s worldwide sales volume increased 1% from the corresponding figure for the previous year. The company believes that this increase is due to customers' new preference for the improved product and the new, refined package suited to a premium brand, as well as the company's promotion of *Camel,* strengthening the brand image. Going forward, the company aims for growth not only in Western Europe but also in other regions as well.


Winston
Winston

Winston

Since the beginning of the *Winston* evolution in 2000, sales volume has nearly doubled, driven primarily by results in the CIS, the Middle East, and other regions. *Winston* has become the world's No. 4 brand. Since 2000, the company has improved the product, made the package more sophisticated, put efforts into developing a low-tar version, and integrated consumer communications. These efforts have steadily yielded results. In 2003, sales volume rose 17%, marking the fourth consecutive year of double-digit increases. In Russia, *Winston*'s market share has increased sharply over the past three years, from 1.6% to 5.1%. Market share has also increased steadily in Turkey, Romania, Ukraine, and elsewhere. The company aims for continued strong growth from the *Winston* brand through optimal pricing strategies and the strengthening of marketing activities.


Mild Seven

Mild Seven

Ongoing investment in overseas marketing activities for *Mild Seven* was successful, and sales volume remained solid in 2003, rising by 2.1% year-on-year. *Mild Seven*'s market share decreased slightly in Korea, where competition is heating up, but market share rose solidly in Taiwan, where *Mild Seven*'s sales volume is higher than in all other markets except in Japan. *Mild Seven*'s market share in Taiwan has increased from 21.2% to 24.5% over the past three years. Looking forward, the company hopes to increase *Mild Seven*'s market share even further in Taiwan, restore its market share in Korea, and make *Mild Seven* a core product in the premium category in other international markets with strong long-term growth potential.

Top 10 Brands Worldwide, by Sales Volume

Brand	Brand Owner	World Annual Sales Volume
		(Billion cigarettes)
1. Marlboro	Philip Morris	474.7
2. Mild Seven	JT	120.7
3. L&M	Philip Morris	90.8
4. Winston	Total*	66.0
	JT	47.7
	R.J. Reynolds	18.3
5. Cleopatra	Eastern Tobacco	61.0
6. Camel	Total*	59.8
	JT	35.9
	R.J. Reynolds	23.9
7. Derby	British American Tobacco	52.0
8. Philip Morris	Philip Morris	37.8
9. Yava	British American Tobacco	31.5
10. Newport	Total	31.2
	Lorillard	31.2
	British American Tobacco	0.0

Source: The Maxwell Report "Top World Cigarette Market Leaders" (2003)
*Sales made in the United States are attributable to R.J. Reynolds Tobacco Company, and all sales outside the U.S. are attributable to Japan Tobacco.

Salem

Salem has underperformed in recent years. *Pianissimo*'s share of the Japanese market has increased, but insufficiently to compensate for the decline in demand for *Salem KS*, and in 2003 *Salem* sales decreased by 11%.* This was caused by a decline in brand appeal, stemming from historical marketing mix and portfolio issues. In an effort to improve this situation, in 2003 the company renewed the entire brand, launching the new *Salem KS* in July and August in Asian markets, including Malaysia, Singapore, Hong Kong, and Japan. The effects of this are emerging steadily, and the company expects a recovery in demand for *Salem KS* as well as expanded growth for *Pianissimo*.

* This also reflects a temporary decline stemming from a change in manufacturing locations.


SALEM

Salem

Local brands

In addition to the GFBs, JT International has over 50 local brands. Local brands accounted for 54% of JT International's sales volume in 1999. Since then, the strategic focus of resources on GFBs has changed JT International's brand mix, with local brands representing only 41% of sales volume in 2003. However, to meet a wide variety of consumer needs while still achieving economies of scale, JT International depends on local brands to complement the market coverage by the GFBs, and local brands will continue playing an important role in the company's business. There have been numerous innovations in local brands since 2000. These have helped JT International steadily meet consumer needs not covered by the GFBs and create growth opportunities for the company.



Local brand



Noriaki Okubo
President, Pharmaceutical Business

We are actively engaged in R&D with the goal of putting three compounds representing potential world-class drugs in clinical development by the fiscal year ending March 31, 2006.

R&D in Pharmaceuticals on a Nonconsolidated Basis
(Billions of Yen)


35
30
25
20
15
10
5
0
'00
'01
'02
'03
'04
(Years ended March 31)

Business performance

Net sales in the pharmaceuticals business totaled ¥51.2 billion (down 5.0% compared with the previous year). This was due mainly to lower royalty revenue from the anti-HIV drug *Viracept*, which resulted from increased competition. In addition, Torii Pharmaceutical Co., Ltd., which has been handling sales and marketing functions, suffered lower sales owing to the impact of generic drugs on its main product, *Futhan*, an injectable protease inhibitor.

The operating loss, at ¥12.8 billion, represented a ¥1.0 billion improvement over the corresponding figure for the previous fiscal year, as R&D expenses (¥23.1 billion for the parent company) declined ¥3.3 billion from the corresponding figure for a year earlier. EBITDA showed a ¥4.4 billion loss, narrowing ¥600 million from a ¥5.1 billion loss a year earlier.

Contributions to "JT PLAN-V"

JT aims to develop its pharmaceuticals business as a source of future cash flow for the JT Group that contributes to the enhancement of JT's corporate value. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D capabilities, as well as heighten its market presence through innovative drugs.

The Pharmaceuticals Business' goal in "JT PLAN-V" is to place three compounds representing potential world-class drugs in clinical development by the fiscal year ending March 31, 2006. With a view to leveraging accumulated knowledge and experience and concentrating our resources, our R&D activities are now focusing on four areas: glucose and lipid metabolism, anti-virus, immune disorder and inflammation, and bone metabolism.

In order to facilitate rapid growth in business value, we are actively seeking to promote activities that lead to the licensing-out of new products from our existing pipeline.



Ethical Pharmaceutical Products

Pipeline summary

Four pharmaceutical compounds developed by JT are currently at the clinical trial stage. In September 2003, we decided to end clinical development of JTE-522, the anti-inflammatory drug that had completed domestic Phase II testing. We also terminated a joint research and sales agreement with Fujisawa Pharmaceutical Co., Ltd., concerning this drug (starting with Phase III) in Japan.

In July 2003, we reached a licensing agreement with U.S.-based Gilead Sciences to acquire exclusive marketing rights in the Japanese market for three anti-HIV drugs. *Viread*, one of the three, was launched in April 2004 by Torii Pharmaceutical Co., Ltd., following our receipt of import approval in March 2004.

Clinical development pipeline (as of May 20, 2004)

Code	Indication/Classification	Development	Stage	
			Domestic	Overseas
JTE-607 (injection)	SIRS (Systemic Inflammatory Response Syndrome)	Developed by JT	Phase II	Phase I
JTT-705 (oral)	Hyperlipidemia	Developed by JT	Phase I	Phase II
JTK-003 (oral)	Hepatitis C	Developed by JT	Phase II	Phase I
JTT-130 (oral)	Hyperlipidemia	Developed by JT	Phase I	Phase I
Emtricitabine (oral)	Anti-HIV	Licensed from Gilead Sciences	In preparation for NDA filing (JPN)	
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	Anti-HIV	Licensed from Gilead Sciences	In preparation for NDA filing (JPN)	

Phase I : Testing conducted on healthy volunteers to verify product safety and disposition (ADME: absorption, distribution, metabolism, and excretion).
Phase II : Testing conducted on a small number of patients, with their consent, to study the drug's effectiveness as well as safety.
Phase III: Testing conducted on a large number of patients, with their consent, to compare product effectiveness and safety with standard treatments.



Tetsuji Kanamori
President, Food Business

We are aiming for profitability in our foods business through the implementation of "JT PLAN-V," which had a good start in the fiscal year ended March 31, 2004, the first year of the plan.

Net Sales


(Billions of Yen)
300
250
200
150
100
50
0
'00
'01
'02
'03
'04
(Years ended March 31)

Business performance

Net sales in the foods business totaled ¥250.1 billion (up 7.6% compared with the corresponding figure for the previous year). Of the total, processed foods accounted for ¥73.6 billion (up 22.5% compared with the corresponding figure for the previous year) owing to the contributions of our enlarged chilled foods business in Australia and of our frozen foods business. In the beverages business, net sales totaled ¥176.5 billion (up 2.4% compared with the corresponding figure for the previous year), as we reorganized inefficient sales channels and expanded our vending-machine sales.

The rise in sales supported progress in the bottom line, as did cost-cutting and a reduction in amortization of goodwill. As a result, the operating loss was ¥4.8 billion, an improvement of ¥8.3 billion. EBITDA grew to ¥3.3 billion from ¥0.5 billion for the previous year.

Contributions to "JT PLAN-V"

We at JT consider our foods business to be the next pillar of our overall business. With that in mind, our current aim is to build the necessary foundation for further development and to increase business value. We aim to break even on an operating income basis in this segment in the fiscal year ending March 31, 2005, and to show a substantial operating income in the fiscal year ending March 31, 2006.

In the processed foods business, we continue to pursue and extend our existing strategy, seeking to further enhance the value of our business. Our processed foods business covers four areas: frozen foods, seasonings and seasoned processed foods, bakery items, and chilled foods overseas. We secure the resources we lack by actively seeking alliances and other measures with other companies.

In our beverages business, until now our strategy has been to secure a certain level of profitability while striving to expand the scale of our business, but now we are shifting to a strategy that places greater emphasis on profitability. This means striving to achieve greater efficiency in all areas of the business as part of our effort to show profit at the operating level. We will, however, continue to make necessary and effective investments in R&D, advertising, and vending-machine sales channels, which strengthen the brands.



Processed Foods Products


Roots
AROMA
BLACK

Roots
AROMA BLACK


SENOBY

SENOBY

Strategies

Processed Foods Business

In the processed foods business, we will enhance our capabilities in ingredients purchasing, R&D, and new product development, and also improve our profitability and expand the scale of our business by drawing on the know-how and networks of our overseas subsidiaries and other partners.

Regarding our strategy in each business segment, with respect to frozen foods we have been bolstering our ability to procure key ingredients, using various technologies to introduce products that are clearly differentiated from those of competitors, and working to improve profitability.

With respect to seasonings and seasoned processed foods, in fulfilling today's consumer demands for safe, reliable, and organic products we have accelerated our shift in emphasis away from chemical additives toward natural flavorings mainly based on yeast extracts. We also intend to develop and market other extracts using high-quality ingredients from overseas.

With respect to bakery items, in order to provide our customers a just-baked flavor we have developed a technology that keeps frozen dough fresh for a long time, as well as a technology that prevents items from becoming stale after baking. By maximizing the use of these in-house technologies, we have introduced high-value-added bread products, which has moved us toward our goal of developing and marketing high-value-added baked items using advanced technologies.

In chilled foods, we have been working to expand and strengthen our business foundation, principally in Australia. We are also considering making an entry into the Chinese market, leveraging our manufacturing and quality-control know-how, animal husbandry technology, and the distribution networks of our partners.

Beverages Business

In the beverages business, we have been focusing on selected business areas and brands. We will vigorously pursue product differentiation by applying our R&D-driven product development capabilities. Also, as vending-machine sales channels are a special Company strength, we are working through Japan Beverage Inc., a nationwide vending-machine operator, to steadily expand our business.

In addition, we continue to reorganize less efficient sales channels and to strive for greater efficiency in our business as a whole.

To strengthen its corporate governance, JT has been endeavoring to realize an optimal size for its Board of Directors and to introduce an executive officer system. In addition, we have set up an Advisory Committee to hear the opinions of external advisors so that we can ensure a management style that all of our stakeholders can understand and support. Furthermore, in order to strengthen our compliance system and ensure that our corporate governance system functions appropriately and smoothly, we have set up a Compliance Committee, which includes outside experts among its membership, under the direct control of the Board of Directors.

Corporate governance system

Audit Board

JT has an Audit Board. Our corporate auditors act as independent agents, commissioned by the shareholders to oversee the actions of the Board of Directors in an effort to maintain the sound management of JT and the trust of society at large. Of our four corporate auditors, three are from outside JT.

Board of Directors

Our Board of Directors meets once a month, in general, and more often if necessary. The Board makes decisions on matters prescribed by the Commercial Code, as well as on other matters of importance to the Company. The Board receives reports on the state of the business and supervises executive management. The Board is currently made up of eight members, and our corporate auditors also attend its meetings.

Executive Committee

The Executive Committee, made up of the chairman of the Board of Directors, the president, and deputy presidents, meets in general each week to discuss important management issues, particularly issues on management policy and basic plans regarding overall business operations.

Operational Review and Business Assurance Division

The ORBA, which provides reports and proposals to the president, has the responsibility of studying and evaluating internal management control systems with regard to importance and risk from an objective perspective independent of the operational organization.

Compliance Committee

The Compliance Committee is made up of seven members, two of whom are from outside JT, and deals with compliance-related matters of policy and issues concerning guidelines for our activities. It meets in principle once a month, and once a year it determines key issues of importance for promoting compliance.

Advisory Committee

The Advisory Committee is made up of five members from outside JT, carefully selected for their balanced perspective, broad experience in specialized fields, or broad knowledge of corporate management. This committee's purpose is to offer frank views and advice, from an outside perspective, regarding a wide variety of topics including medium- to long-term management goals, management philosophy, shareholder interests, globalization, and environmental protection. The Advisory Committee was established in July 2001 and meets four times a year.

Advisory Committee External Appointees

Josei Itoh
(Chairman, Nippon Life Insurance)

Kazuo Inamori
(Chairman Emeritus, Kyocera Corporation)

Yoko Ohara
(President, Institute for the Fashion Industries' (IFI) Business School)

Takamitsu Sawa
(Professor, Kyoto University)

Sakutaro Tanino
(Board of Directors, Toshiba Corporation)

Through "JT PLAN-V," we are making the transition from a defensive to an offensive management strategy. Our new strategy, however, must reflect discipline and modesty, and be acceptable to society at large. To this end, JT Group executives and employees must reaffirm the values and ethics that are expected of us to become "better corporate employees and better members of society," and strengthen our internal systems to ensure that our conduct is always sincere and appropriate.

Compliance at the JT Group

1) From the viewpoint that our business touches the daily consumption and lives of our customers

JT is a provider of food and tobacco products that are integral parts of the daily lives of our customers, and our pharmaceutical products can affect life itself. Therefore, we must always bear in mind a high level of ethics in all of our corporate activities.

2) From the viewpoint of expanding our business fields and diversifying our human resources

We at JT have been selecting and focusing our management resources to maximize corporate value, while at the same time broadening our business fields. Particularly as we expand our business globally, an increasing variety of human resources, extending beyond national boundaries, are joining the JT Group. This situation requires that we ensure that all are aware of and abide by the common values and ethics that underlie sincere and appropriate conduct.

3) From the viewpoint of delegating greater authority to business divisions

JT aims to be a global growth company that develops diversified, value-creating businesses. In order to achieve this goal, we need to transfer extensive authority to our business divisions to facilitate speedy decisions and actions, so that business divisions could be on an "offensive footing." This requires that the executives and the employees of the JT Group share common values and ethics, representing an organization that can act with sincerity.

Toward the realization of effective compliance

We have distributed compliance manuals and compliance cards to all JT executives and employees of the JT Group to enable them to fully appreciate and understand the importance of compliance and to act properly in the execution of their work. We hold a variety of meetings and seminars on compliance in an effort to ensure that this awareness permeates our systems. Our medium-term management plan and other business plans also reflect the importance of compliance, with the aim of achieving top-quality management.

Outline of Compliance System


Board of Directors
Compliance Committee
Direction
Report
Compliance Promotion Departments
Cooperation
Compliance Office
Compliance matters regarding relevant guidelines
Corporate Divisions
Tobacco Headquarters
Pharmaceutical Division
Food Business Headquarters
Printing Business Division
Vending Machinery Division
Report-line
Report-line
Report-line
Group Companies
Group Companies
Group Companies
Group Companies

In order to fulfill the commitments in our JT Group mission statement, the "JT Brand-ing Declaration," we make a contribution to society through a variety of corporate activities by providing all stakeholders with value-added beyond their expectations. As a good corporate citizen, we will continue to strive for a certain harmony between our corporate activities and the environment, and a feeling of mutual coexistence with society in all regions where we operate.

Protecting the environment

Vision and policy

Since May 1995, when our Company established the "JT Global Environmental Charter," JT has considered the global environmental problem to be a most important business task. Since that time, our areas of business have expanded, and now our business is developing on a global scale. In March 2004 we updated the JT Global Environmental Charter as a new JT Group Environmental Charter. Based on the Charter, we plan to develop our environmental action plans by March 2005, summarizing all the specific policies that the JT Group will undertake.

In July 2004, we plan to publish *2004 JT Group Environmental Report* on all that we have done on environmental issues through FY 3/2004.

Environmental Management System

To make our environmental protection efforts stronger and more effective, we have expanded the scope of our environmental management to the entire Group, and we have made progress in constructing a JT Group Environmental Management System.

Also, with a view to improving the system, we have also made progress in revising the JT Group Environmental Management System to make it compliant with ISO14001.

Our factories have obtained ISO14001 certification, while our branch offices and laboratories are working to build ISO14001-compatible management systems. Currently, JT's 26 factories and domestic Group companies' 11 factories have all obtained ISO14001 certification. Our branch offices and laboratories expect to have developed ISO14001-compatible systems by March 2005. In April 2004, we put into operation JT Group's environmental information system, "ECO-NET," on our Intranet for monitoring the overall level of our environmental activities and for sharing information.

JT Group Environmental Management Organization


CEO
Executive Committee
ORBA*
JT Group Environmental Management Representative (Executive officer, Environment)
Global Environment Committee
Global Environment Division
Divisional Environmental Management Representatives (Divisional Vice Presidents)
Business places
JT Group Companies

*Operational Review and Business Assurance Division

JT Group Environment Management System


JT Group Environment Charter
PLAN
JT Environmental Action Plan; Divisional Environmental Action Plan
Global Environment Committee
Divisional Global Environment Committee
Proposal of environmental policy & objectives
PLAN
Environmental Action Plan for business places
ACTION
Reviewing of operations and plans
Site Environmental Management Committee
DO
Conducting and applying activities
Report on results
On-site audit
ACTION
Understanding & reviewing results
CHECK
Inspection & correction
CHECK
Environmental audit
ORBA

Investment, costs, and effectiveness of environmental protection efforts

JT invested ¥1.2 billion in environmental protection efforts in FY 3/2004, down ¥1.6 billion from the year before, while environmental costs rose to ¥7.9 billion, an increase of ¥2.2 billion. Regarding the effectiveness of our environmental protection efforts, we can see the impact of conservation in all areas. We see progress in consolidating manufacturing processes, rationalizing factories, and reducing energy consumption and waste generated by streamlining operational activities.

Overview of JT's environmental protection efforts

Data covers all JT business locations (factories, branch offices, sales outlets, laboratories, etc.)

Period of study: FY 3/2003 (April 1, 2002–March 31, 2003) and FY 3/2004 (April 1, 2003–March 31, 2004)

Contents of effect	Item	FY 3/2004 performance (Note 1)		
		Effect in increase/ decrease in volume	% increase/ decrease	Economic effect (Millions of Yen)
Effect on resources invested in business activities	Amount of purchased electricity	-306,100GJ	-6.8	-330
	Amount of fuel used	-313,100GJ	-13.2	-467
	Amount of fuel used for vehicles	-23,500GJ	-11.3	-66
	Amount of water used	-622,000m³	-13.9	-5
Effect on environmental impact and waste produced by business activities	Amount of CO_2 emitted	-39,300t-CO_2	-9.1	—
	Amount of wastewater (Note 2)	-332,000m³	-12.3	—
	Amount of waste commissioned to other companies for disposal	-900t	-3.4	-26
	Amount of waste commissioned to other companies for recycling	-2,200t	-36.7	-63
	Total	—	—	-957

Note 1: Differences in the comparison to the total amount of the previous fiscal year regarding the main areas of environmental impact have been deemed environmental preservation effect.

Note 2: The above-mentioned environmental effects, such as the amounts of purchased electricity, fuel, and water used as well as commissioned amounts of wasted, disposed and recycled material, have been calculated as an economic effect by multiplying the previous fiscal year's unit price by the difference in amounts compared to the previous year. Economic effect = (amount of environmental impact in FY 3/2004 – amount of environmental impact in FY 3/2003) X unit cost for FY 3/2003.

Note 3: Economic effect does not include hypothetical effect such as the risk avoidance that would be realized by the implementation of various measures.

Efforts to tackle the global warming problem

JT has been making progress in a variety of efforts to reduce emissions of CO_2—which is seen as a cause of global warming—by saving energy, switching to alternative fuels, promoting night-time electricity use, and various other measures. Consequently, in the eight years since 1995 we have been able to reduce our annual emissions of CO_2 by about 70,000 tons. That is about 9% more than our target of a 6% reduction compared with FY 3/1996 levels. Summer weather was cool in FY 3/2004, helping us achieve a significant reduction in CO_2 output per unit of sales. In FY 3/2005 as well, we think that further advances in factory rationalization will help us achieve additional reductions in CO_2 output.

Objectives	Efforts
Saving energy	–Introducing co-generation systems –Reusing exhaust heat from incinerators –Controlling operation of small boilers –Introducing high-pressure inverter motors, inverter lighting –Managing lighting and temperature at business locations
Converting to alternative fuels	–Introducing use of natural gas-driven vehicles –Switching boiler fuels from heavy oil to city gas
Promoting night-time electricity use	–Introducing ice thermal storage air-conditioning system –Introducing NAS battery systems that store electric power

Energy Used and Energy Used per Sale



Energy used
(1,000 GJ)
Energy used per sale
(GJ/100 mill. Yen)
8,000
6,000
4,000
2,000
0
800
600
400
200
0
'96
'97
'98
'99
'00
'01
'02
'03
'04

■ Energy used

— Energy used per sale

"Energy used per sale" indicates energy consumed to produce ¥100 million net sales, excluding taxes, on nonconsolidated basis.

(Years ended March 31)

CO_2 Emission and CO_2 Emission per Sale



Volume generated
(t-CO₂)
Volume generated per sale
(t-CO₂/100 mill. Yen)
500,000
400,000
300,000
200,000
100,000
0
50
40
30
20
10
0
'96
'97
'98
'99
'00
'01
'02
'03
'04

■ Volume generated

— Volume generated per sale

(Years ended March 31)

Efforts to address the waste problem

JT strives to show consideration for resource saving and recycling in all its activities, from raw materials procurement through manufacturing, to our customers' disposal.

Until FY 3/2002, we focused on a policy aimed at consolidating our production processes and streamlining factories, and the amount of waste we generated continued to increase. Since FY 3/2003, however, as a result of completing the policy, the amount of waste we generate has finally started to decline. We have seen a significant improvement in recent years in the recycling rate. We now recycle about 84% of all materials, more than twice the level of FY 3/1996.

Objectives	Efforts
Raw materials purchasing	–Support for leaf-tobacco farmers in disposing of agricultural waste –Promote reuse of cardboard boxes used for packing raw materials
Product planning	–Reduce tobacco packaging materials (paper and plastic film) –Simplify collection and disposal by unifying materials used in packaging frozen foods
Manufacturing	–Promote recycling through "zero emissions" campaigns in factories
Sales	–Trial operations collecting cardboard and packaging from cigarette retailers –Recycle used cigarette and beverage vending machines after lease termination
After consumption	–Collect empty beverage containers from vending machines and recycle them –Outsource recycling of containers and packaging after household use –"Stop Cigarette Littering" promotion by JT Smoking Manner Improvement Campaign
Other	–Use uniforms made from recycled PET bottles

Volumes of Waste Generated and Recycled


(Tons)
40,000
30,000
20,000
10,000
0
'96
'97
'98
'99
'00
'01
'02
'03
'04
Generated volume
Recycled volume

(Years ended March 31)

Efforts to tackle environmental pollution

JT is making efforts to reduce or prevent emissions of all sorts of pollutants in order to minimize the impact of our business activities with regard to our employees and associates, the people who live in the vicinity of our business locations, and the global environment.

Even before 1995, we were trying to prevent pollution, primarily air pollution and water pollution associated with our operations. More recently, however, we have come to recognize new kinds of environmental problems. We have begun scrapping old incinerators, and replacing them with incinerators to curb the emission of dioxins. We have abolished air-conditioning refrigerators that use specified CFCs, and JT is also going ahead with recovering and detoxifying specified CFCs used in beverage vending machines. We have been introducing vehicles powered by natural gas and other low-emission fuels. In FY 3/2004, we were Japan's biggest user of natural gas-powered vehicles, excluding gas companies and transportation companies.

The number of PRTR Law-designated chemicals JT has used and reported was 7 in FY 3/2004, not particularly many in our view, but we will strengthen our management practices according to various guidelines (Guidelines for Complying with the PRTR Law, Guideline for Chemical Substance Management, and Management Regulations for PCB Waste) to prevent chemical pollution. Also, to minimize soil contamination on our properties we conduct regular checks of our soil and groundwater. In FY 3/2004, we studied how the land had been exploited at 937 locations, and conducted surface soil surveys in 40 locations.

Improving smoking manners and the smoking environment

At JT, we use the term "Smoker's style" to refer to the manner in which smokers can enjoy smoking while respecting society's rules and showing due consideration for others around them. To keep both smokers and nonsmokers happy, we have been promoting awareness among smokers regarding the importance of smoking manners, establishing appropriate places for smoking, and engaging in joint research on technology and equipment to improve the smoking environment. Through these activities, we hope to fulfill our corporate responsibility to society as a company that engages in the tobacco business. In our business activities, as well, we are working to develop and bring to market tobacco products that produce less smoke and odor in an effort to help create an environment where smokers and nonsmokers can co-exist harmoniously.

For the past 30 years, JT has been conducting its "JT Smoking Manners Improvement Campaign" to help promote the concept of better smoking manners. Specifically, we conduct year-round public relations activities through the mass media. We also participate in events across the nation, and we promote separate smoking areas in public spaces as well as good manners for smokers. We send our SmōCar, a mobile smoking space, to festivals and events across the country. Starting in March 2004, we began organizing Smoker's Style CREWs, groups of employees who collect cigarette waste from ashtrays on public roads and clean up the surrounding areas. We have begun test deployments of these crews to major commercial areas in Tokyo.

Support for social activities

As a good corporate citizen, JT contributes to society through its business activities, community activities, and cultural activities. Each year, JT subsidizes volunteer activities in youth education through local non-profits and other organizations, to foster next-generation leaders. To help people develop an international perspective, JT provides scholarships to students from Asian countries. JT also conducts social exchange programs to provide opportunities for foreign scholarship students to get to know Japanese culture and history better.

To do its part in local communities, JT offers the use of its business facilities for public functions, conducts street-cleaning campaigns, and provides funds, personnel, and equipment for local events.

We also encourage our employees to become more involved in volunteer work by granting days off for participating in volunteer activities, bone marrow donorship, and other contributions to society. We also publicize information on nationwide volunteer activities through a JT newsletter.

JT's Tobacco and Salt Museum collects data and conducts research on tobacco and salt. The museum introduces the history and culture of these two commodities through exhibitions and events.

Through the Affinis Arts Foundation, we support Japanese professional orchestras by subsidizing concerts. We help Japanese musicians study overseas, and we sponsor summer music festivals centered on training seminars.

JT also offers a regular calendar of cultural programs centering on classical chamber music. JT sponsors high-quality concerts that are designed to stimulate the musicians' creativity.

JT Biohistory Research Hall studies the 3.8-billion-year history of life on earth, and makes the results of its research activities available to the public, with no admission fee, to provide a place where people can enjoy biohistory, just as they would music and art.

JT International's social contributions

JT also actively contributes to communities overseas through JT International S.A. As part of its responsibility to customers, shareholders, employees, and surrounding communities, which together make up its stakeholders, JT International actively supports local communities and their activities.

JT International's recent support of social programs and charities include providing scholarships for young Romanian journalists to study in the United States, making donations to foster homes and hospitals in Russia, and, more generally, providing support to charities and institutions dealing with the reintroduction of adults into society.

In the area of environmental protection, we support programs for the protection of wild eagles in Australia, for reforestation in Tanzania, and for nature preservation campaigns in Taiwan.

In the area of culture and the arts, JT International participates in a wide variety of activities, including archaeological excavations and the reconstruction of ancient Persian relics in Turkey, and supports many cultural institutions, including the national ballet in Russia and the modern art museum in Geneva, as well as local theaters, orchestras, and art centers in many other communities around the world.

We are a joint stock corporation, incorporated in April 1985 under the Commercial Code of Japan, pursuant to the Japan Tobacco Inc. Law, or the JT Law.

Our history dates back to 1898, when the government formed a bureau to operate a monopoly for the sale of domestic leaf tobacco. In the early 1900s, the government extended this monopoly to all tobacco products in Japan and to the domestic salt business. In 1949, the bureau became the Japan Tobacco and Salt Public Corporation, or JTS, to act as the country's sole producer and supplier of tobacco and sole purchaser and supplier of salt products.

Growth in demand for cigarettes in Japan began to slow in the mid-1970s as a result of several factors, including demographic trends, health concerns, price increases, and a peaking of the rate of cigarette consumption per smoker. During this period, even though JTS had already commenced sales of imported foreign-made tobacco products in Japan, there was increasing pressure from abroad to open the Japanese tobacco market.

JTS faced a number of constraints due to its status as a public corporation. For example, JTS's operating budget and capital investment plans were subject to approval each fiscal year by the Japanese Diet, which made long-term management planning difficult. JTS was also required to purchase all domestically grown leaf tobacco, which was generally produced in excessive quantities, at prices significantly higher than those of foreign-grown tobacco leafs. Moreover, JTS was barred from entering other business areas. It became apparent that if the domestic tobacco market were to be opened, JTS would require greater management independence to compete with foreign tobacco companies. At the same time, in the context of an administrative reform initiative in Japan, there was increased public interest in the privatization of public corporations. A 1982 government report recommended that JTS be privatized; this led to the enactment of the JT Law in 1984, the establishment of our Company in April 1985, and our acquisition of the business and assets of JTS.

About the time our Company was established, Japan opened its tobacco market to foreign tobacco manufacturers. This measure increased competition from foreign tobacco manufacturers in the Japanese market, which was then further intensified by the reduction of customs duties on imported cigarettes to zero in 1987, following negotiations between the Japanese and U.S. governments. This action reduced the price of foreign cigarettes and allowed foreign manufacturers to increase their market share rapidly.

Our Company was wholly owned by the Minister of Finance, on behalf of the Japanese government, from the date of our establishment until the 1994 initial public offering of 394,276 shares held by the Japanese government. Following the offering, we listed shares of our common stock on the Tokyo Stock Exchange and other Japanese stock exchanges. The Japanese government offered 272,390 additional shares of our common stock to the public in 1996, and another 289,334 shares in 2004. The Company also bought back 44,000 shares from the government in the market in 2003. As of June 2004, the government holds an adjusted 50% of our outstanding shares of common stock. Our common stock is currently listed on the Tokyo Stock Exchange as well as the stock exchanges of Osaka, Nagoya, Fukuoka, and Sapporo.

After the Salt Industries Law was enacted in May 1996, we transferred all assets, rights, and obligations relating to our salt operations to the Salt Industry Center of Japan, a newly established entity supervised by the Japanese government. Since the salt business was a completely separate business that we managed on behalf of the Japanese government, the transfer did not have any impact on the rights of our shareholders.

In recent years, we have developed and expanded both our international tobacco business and our non-tobacco businesses, including our pharmaceuticals and foods businesses. In May 1999, we acquired the non-U.S. tobacco business of RJR Nabisco Inc. for US$7.8 billion. In the pharmaceuticals sector, in 1998 we acquired a majority share of Torii Pharmaceutical Co., Ltd., a company listed on the Tokyo Stock Exchange with an extensive marketing network in Japan. In the foods businesses, in 1998 we acquired a majority share of Unimat Corporation, a Japanese vending-machine operator with a large nationwide network, which we have since renamed Japan Beverage Inc. In 1999, we acquired the foods division of Asahi Kasei Corporation, including production operations for frozen foods, seasonings, and bakery products.

In April 2002, the Diet amended the JT Law, reducing the minimum required level of Japanese government ownership in Japan Tobacco Inc. to 50% of the original shares at the time of the establishment of Japan Tobacco Inc., as adjusted for any subsequent stock splits or consolidation of shares. If in the future, with the permission of the Minister of Finance, Japan Tobacco issues additional shares, the government's share must remain above one-third. Before the law was changed in April 2002, the JT Law required that the government maintain a minimum share of at least two-thirds of the total number of shares.

To promote better understanding of the tobacco industry and JT, we have provided this brief outline of the legal framework and business environment surrounding Japan's tobacco industry and JT.

Tobacco Business Law

The Tobacco Business Law was enacted in August 1984 for the purpose of achieving sound growth for Japan's tobacco industry, securing stable government revenues, and contributing to the healthy expansion of the Japanese economy. The Tobacco Business Law governs the cultivation and purchase of leaf tobacco and the manufacture and distribution of tobacco products. Japan Tobacco Inc. is obliged to negotiate contracts with domestic leaf tobacco growers to determine the total area used for tobacco cultivation and tobacco leaf prices based on type and quality. Japan Tobacco Inc. is required to purchase the entire usable domestic tobacco crop. Contracts stipulate the area to be cultivated and the prices of leaf tobacco for the subsequent year, and in this regard Japan Tobacco Inc. respects the opinion of the Leaf Tobacco Deliberative Council.*

As the sole manufacturer of tobacco products in Japan, Japan Tobacco Inc. must obtain the approval of the Minister of Finance on the maximum price of each class of tobacco released from storage to the market.

Tobacco product importers and wholesalers must register with the Minister of Finance, and retailers of tobacco products are required to obtain approval from the Minister of Finance. In addition, list prices for Japan Tobacco Inc.'s tobacco products and imported tobacco products must be approved by the Minister of Finance. In general, manufacturers' list prices are approved unless the Minister of Finance deems that they are unfair to consumers. Tobacco retailers are only permitted to sell tobacco products at list prices that have been approved by the Minister of Finance.

* The Leaf Tobacco Deliberative Council is a council for conferring on important matters concerning the cultivation and purchase of domestically grown leaf tobacco in response to inquiries by Japan Tobacco Inc. representatives. The council consists of no more than 11 members, appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and academic appointees.

The Japan Tobacco Inc. Law

Japan Tobacco Inc. was established under the Japan Tobacco Inc. Law (JT Law) for the purpose of developing businesses related to the manufacture, sale, and import of tobacco products. The JT Law provides that the Japanese government must continue to hold at least one-half of all of the original 2,000,000 shares, which the government acquired upon Japan Tobacco Inc.'s establishment, and that, even if Japan Tobacco Inc. issues new shares in the future, the government must continue to hold more than one-third of all of the issued shares. The JT Law also provides that the issue of new shares, of options or warrants to subscribe for new shares, and of bonds with options or warrants to subscribe for new shares requires the approval of the Minister of Finance.

The JT Law grants Japan Tobacco Inc. the freedom to enter other non-tobacco-related business areas in line with its overall objectives as a corporation, dependent upon ministerial permission, in addition to the manufacture, distribution, and import of tobacco products and tobacco-related businesses. Japan Tobacco Inc. must also obtain authorization from the Minister of Finance for certain matters, including the appointment or dismissal of directors, executive officers, and auditors, amendments to Japan Tobacco Inc.'s Articles of Incorporation, appropriations of earnings, and any merger, corporate split, or dissolution of Japan Tobacco Inc. Within three months after the close of each fiscal year, Japan Tobacco Inc. must issue its balance sheets, statements of income or loss, and operating report to the Minister of Finance.

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and local tobacco excise taxes. The national tobacco excise tax is set at ¥3,126 per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and the local tobacco excise taxes are set at ¥3,946 per thousand units, as of July 1, 2003, after the increase in the tobacco excise tax except for the previous third-class products.

In the majority of overseas markets outside of Japan, tobacco products are subject to various taxes, including federal, state, local, and other tobacco excise taxes (except the previous third-class products).

International Tobacco Products Marketing Standards

In September 2001, JT and several other international tobacco companies reached an agreement on the International Tobacco Products Marketing Standards.

These standards represent a minimum set of restrictions for tobacco product marketing worldwide, by which the participating tobacco companies ensure that marketing is directed only at informed adults who choose to smoke and never at youths. These standards cover all aspects of marketing activities, including print media, billboards, electronic media, sales promotion events, packaging, and sponsorship.

Provisions of the International Tobacco Products Marketing Standards

The main points are as follows:

- Restricting broadcast and electronic media marketing to adults only
  Television and radio advertising shall not be conducted when the adult status of the audience cannot be verified, even in countries where television and radio tobacco advertising is not prohibited. This restriction also applies to Internet advertising.
- Size and location limit on billboards
  Billboards shall not exceed 35 m^2 and shall not be placed closer than 100 m to schools attended primarily by underage people.
- Restriction of readership in print media
  Advertising in print media shall be limited to those whose readership is over 75% adult.
- Restriction on advertisement content
  Advertisements shall not target minors or use celebrities. No advertisements shall suggest that smoking enhances sports performance or athletic, professional, social, or sexual success.
- Restriction of promotional events to adults
  Promotional events shall be limited to adults.
- Restriction on sponsorship activities
  No sponsorship activities shall be of particular appeal to youths. (From December 2006, only sponsorship of events where adult attendance is over 75%)

Adult Identification Vending Machines

In November 2001, the Tobacco Institute of Japan (TIOJ),* the Japan Tobacconist Federation, and the Japan Vending Machine Manufacturers Association reached an agreement to cooperate in the development and implementation of cigarette vending machines equipped with adult identification systems and have been working together toward equipping all vending machines throughout Japan with such systems by 2008.

Vending machines with these systems are designed to prevent minors from purchasing cigarettes from vending machines and will dispense cigarettes only after scanning and verifying special IC cards that indicate the purchaser's age.

One-year trial use of these new machines was conducted from April 2002 to March 2003 in Yokaichiba, Chiba Prefecture, with the full support of local authorities. Basic technical and operational knowledge was attained and market receptivity was ascertained. In consideration of the results of these tests, and by conducting a further trial in Tanegashima, Kagoshima Prefecture, for system development, the process is moving toward nationwide implementation of these machines in 2008.

JT fully respects the intentions of these cooperative efforts and intends to actively participate in the smooth development and implementation of adult identification vending machines.



Cigarette vending machine equipped with an adult verification system to prevent underage smoking

* Tobacco Institute of Japan: The TIOJ was established in 1987 as a public-service corporation, whose purpose is to contribute to the promotion of a fair and objective social understanding of tobacco through the collection and propagation of information regarding tobacco, enhance the sound development of the tobacco industry in our country, and thereby contribute to the sound progress of the national economy by responding appropriately to the social environment surrounding tobacco and carrying out various activities.

The TIOJ was established as a voluntary organization in 1987 as an off-shoot of the Association of Tobacco Manufacturers, which was established in 1985, and was reorganized as an incorporated body in 1990.

Youth Smoking Prevention

In Japan, smoking by minors has been prohibited by law for more than a century. This problem has to be addressed by all members of society. JT, in order to fulfill its social responsibility, has been implementing various measures in cooperation with other relevant organizations, such as informing the public to prevent smoking by youths.

TIOJ, of which JT is a member, has established its voluntary standards for advertising, sales promotion, and other related activities mainly for the purpose of youth smoking prevention. The current self-regulatory standards were implemented in April 2004, based on the revision of the Minister of Finance's "Directive Concerning Advertising of Tobacco Products" of March 2004. JT actively supports the voluntary standards and faithfully adheres to them.

WHO: Framework Convention on Tobacco Control

During the May 1999 World Health Assembly of the WHO, a resolution was adopted to commence work toward the adoption of the Framework Convention on Tobacco Control.

Following six rounds of intergovernmental negotiations, the Convention was adopted in May 2003. The new FCTC provides various measures, including the following:

- Price and tax measures
  Including discretion on implementation of price and tax measures and prohibition or restriction on duty-free sales as appropriate, without prejudice to the nations' sovereign taxation policies.
- Packaging and labeling restrictions
  Measures including those to ensure that tobacco product packaging and labeling do not promote a tobacco product by any means that would create the false impression that the particular tobacco product is less harmful than other tobacco products (these may include terms such as "low-tar," "light," or "mild") and that the health warning shall be no less than 30% of the principal display areas.
- Restrictions on advertising
  Including a comprehensive ban, or restrictions in the case of nations that cannot undertake a comprehensive ban due to their constitutions or constitutional principles, of all tobacco advertising, promotion, and sponsorship.
- Ban on sales of tobacco products to minors
  Including adoption and implementation of effective measures that may include those ensuring that tobacco vending machines are not accessible to minors.
- Provision of support for economically viable alternative activities
  Promotion of economically viable alternatives for tobacco workers, growers, and sellers, as appropriate.
- Reservations
  No reservations may be made to this Convention.

The Japanese government signed this Convention on March 9, 2004, and accepted it on June 8, 2004.

This Convention shall enter into force on the 90th day following the date of deposit of the 40th instrument of ratification. For each nation that ratifies thereafter, the Convention shall enter into force on the 90th day following the date of the deposit.

JT fully intends to coordinate with governments on the implementation of the provisions in the Convention to which JT has already committed voluntarily and which JT has proactively supported, including the prevention of underage smoking and illicit sales. Also, to contribute to effective implementation of the Convention, we continue to take issue with the excessive enforcement of a single set of restrictions globally, without taking into account the unique legal systems, cultures, and histories of individual nations.

We, at JT, recognize that many provisions of this Convention are left to the discretion of each signatory country, and we wish to see future measures adopted in an appropriate and reasonable manner with respect to each country's individual circumstances.

EU Tobacco Control Directive

On July 18, 2001, the EU Tobacco Control Directive was promulgated. The purpose of the directive is to harmonize the laws, regulations, and administrative provisions of the member states concerning tar, nicotine, and carbon monoxide levels, warning labels on individual packages, ingredients, and product description terminology.

Primary regulations are as follows:

- Limits on tar, nicotine, and carbon monoxide of 10mg, 1mg, and 10mg per cigarette, respectively
- Introduction of quantitative labeling for tar, nicotine, and carbon monoxide levels, general warning labels, and additional warning labels
- Disclosure to consumers of the ingredients in tobacco products, usage quantity, reason for their usage, toxicological data, and effects on health
- Ban on the use of such terms as "light" or "mild" for cigarettes

Limits on tar, nicotine and carbon monoxide values were effective on January 1, 2004, regulations on new warning labels and descriptors at the end of September 2003.

Within the EU directive, regarding the prohibition of descriptive terms such as "light" and "mild," JT has difficulties with the idea that this prohibition would apply even to the *Mild Seven* brand, which has been recognized in all EU member states. On this basis, we have taken a variety of legal steps, but in December 2002, the European Court of Justice ruled in favor of the EU directive. Faced with that result, and out of respect for the law, we moved to liquidate our inventories and cease sales of *Mild Seven*, including duty-free sales, in those countries where the brand was sold: the Netherlands, France and Italy.

JT's Attitude toward Ban on Descriptive Terms

We believe a ban on certain descriptors under the EU directive is a disproportionate and excessive measure. Moreover, provisions that prohibit us from using our *MILD SEVEN* trademark infringe upon globally established intellectual property rights, and we will spend every effort to protect our valuable property rights, including any available legal means.

Revising the Wording of Warnings

In Japan, based on Article 36 of the Tobacco Business Law Enforcement Regulations, under Article 39 of the Tobacco Business Law, the packaging of tobacco products must include "warnings regarding the connection between the consumption of tobacco products and health."

In November 2003, the Tobacco Business Law Enforcement Regulations were revised, and the warning wording requirement was updated. The revised regulations specified eight types of warning labels: four regarding direct effects of smoking (lung cancer, heart attack, stroke and emphysema), one about passive smoking, one about pregnancy and smoking, one about smoking addiction, and one about minors and smoking. Each tobacco product package must contain, on its main surfaces, at least one warning of the first type (direct) and at least one of the other four warnings. The regulations specify that the various warnings must be visible equally throughout the year on every category of product and packaging, and that these warnings must take up at least 30% of the main surface of the package. These regulations will take effect for all tobacco products sold as of July 1, 2005.

In addition, the same revised regulations specify that if the words "mild," "light," or similar words are used, consumers must not be misled about the relationship between tobacco and health. Regulations specify that specific warnings to consumers must be displayed on packages where such words are used. These regulations will be observed for all tobacco products sold after July 1, 2005. The JT Group intends to continue using the words "mild," "light," and similar words in the domestic market, in accordance with the specified conditions.

Revision of the Directive on Tobacco Advertising

In Japan, a directive has been published concerning advertising of tobacco products, based on Article 40 of the Tobacco Business Law; the TIOJ has drawn up self-regulatory standards in line with this directive, and all member companies are abiding by these standards.

In March 2004, the Minister of Finance revised the Directive Concerning Advertising of Tobacco Products. After this revision, the directive states that outdoor advertising of tobacco products (posters, billboards, etc.) must not be displayed except where tobacco products are sold, or in designated smoking areas. Consideration must be given to the methods of advertising in daily newspapers (with the exception of sports papers and evening editions), and also specifies warning phrasing and content allowed for all tobacco advertising.

Considering these facts, in March the TIOJ revised its self-regulatory standards, banning outdoor billboard advertising as well as brand-specific advertising in public transportation vehicles, limiting the volume of advertising that can be placed in newspapers and specifying what sections may contain such ads. In the future, the organization intends to continue to implement new measures step by step as needed.

Tobacco-Related Litigation

As of April 30, 2004, JT was involved in 17 lawsuits related to smoking and health, 16 overseas and one in Japan. In Japan, JT is currently facing a suit filed by plaintiffs claiming damage to their health allegedly caused by smoking. Overseas, in addition to similar litigation, JT is also involved in cases initiated by national or regional government bodies seeking recovery of health-care costs related to tobacco-related illnesses.

Also, JT is one of the defendants in the litigation instituted in the United States by the EU and 10 member states against the major cigarette companies. The litigation was originally brought in November 2000 by the EU, alleging that the major cigarette companies, including JT, systematically participated in smuggling schemes and thus caused damages to economic interests of the EU. After the federal district court dismissed the case in 2001, the EU and the newly added 10 member states brought a new case in January 2002 before the same court. An initial judgment was handed down in the new case in February 2002, but in January 2004 an appeals court returned the case to the initial court, citing procedural errors in the original decision.

Plaintiffs in smoking and health class action suits, health care recovery cases and other tobacco-related litigation sometimes seek billions of U.S. dollars in compensation. While to date we have never lost a case or paid any settlement in connection with any smoking and health-related litigation in which we have been named as a defendant, we cannot predict the outcome of any pending or future litigation.

In response to plaintiffs' allegations in those cases, we will vigorously defend ourselves on many bases, which we believe are valid.

Financial Section

CONTENTS

Consolidated Six-Year Financial Summary

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen						Millions of U.S. dollars
	1999	2000	2001[1]	2002	2003[2]	2004[3]	2004
For the year:							
Net sales	¥3,876,528	¥4,371,250	¥4,501,701	¥4,544,175	¥4,492,264	¥4,625,151	$43,761
EBITDA	–	315,132	312,045	334,119	337,296	373,435	3,533
Depreciation and amortization	–	161,160	172,080	170,314	148,333	139,401	1,319
Operating income	168,899	153,972	139,965	163,805	188,963	234,034	2,214
Net income (loss)	74,633	50,792	43,687	36,850	75,302	(7,603)	(72)
For the year:							
Net cash provided by operating activities	¥ –	¥ 288,271	¥ 393,958	¥ 89,727	¥ 258,057	¥ 334,501	$ 3,165
Net cash used in investing activities	–	(899,139)	(90,477)	(40,472)	(74,877)	(228,620)	(2,163)
Net cash used in financing activities	–	472,593	(76,990)	(124,838)	(111,968)	(109,335)	(1,034)
Free cash flow	–	(786,499)	307,311	31,413	170,372	269,174	2,547
At year-end:							
Net property, plant and equipment	¥ 675,883	¥ 770,639	¥ 757,311	¥ 743,712	¥ 733,314	¥ 708,221	$ 6,701
Total assets	2,228,566	3,095,298	3,188,230	3,063,077	2,957,665	3,029,084	28,660
Interest bearing debt	123,345	660,525	606,089	511,738	424,499	381,203	3,606
Liabilities	781,463	1,515,539	1,618,877	1,400,384	1,283,939	1,467,322	13,883
Total shareholders' equity	1,415,996	1,526,583	1,513,846	1,613,105	1,622,654	1,507,937	14,268
Profitability:							
Return on equity	5.4%	3.5%	2.9%	2.4%	4.7%	(0.5%)	
EBITDA margin	–	7.2%	6.9%	7.4%	7.5%	8.1%	
Operating income margin	4.4%	3.5%	3.1%	3.6%	4.2%	5.1%	
Total assets turnover	1.81	1.64	1.43	1.45	1.49	1.55	
Stability:							
Equity ratio	63.5%	49.3%	47.5%	52.7%	54.9%	49.8%	
Debt/Equity ratio (times)	0.09	0.43	0.40	0.32	0.26	0.25	
Current ratio	275.0%	198.2%	169.7%	196.3%	226.4%	195.3%	
Fixed assets/Long-term capital ratio	49.5%	72.5%	78.1%	74.9%	69.7%	69.9%	

Notes: 1. Figures stated in U.S. dollars in this report are translated solely for convenience at the rate of ¥105.69 per $1, the rate of exchange as of March 31, 2004.

(1) As discussed in Note 3 k) to the consolidated financial statements, effective from April 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for financial instruments, foreign currency transactions and employees' retirement benefits.

(2) As discussed in Note 3 o) to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of a foreign consolidated subsidiary have been accounted for in accordance with new accounting standards. Also, as discussed in Note 3 o) to the consolidated financial statements, effective April 2002, the Company changed its method of accounting for the translation into Japanese yen of the revenue and expense accounts of foreign consolidated subsidiaries.

(3) As discussed in Note 3 o) to the consolidated financial statements, effective from April 2003, the Company changed its method of accounting for the Obligation under the Public Official Mutual Assistance Association Law.

2. EBITDA = operating income + depreciation of tangible fixed assets + amortization of intangible fixed assets + amortization of long-term prepaid expenses + amortization of goodwill

3. FCF = (cash flow from operating activities + cash flow from investing activities) excluding the following items:
From "cash flow from operating activities": Dividends received / interest received and its tax effect (42%) / interest paid and its tax effect (42%)
From "cash flow from investing activities": Cash outflow from purchase of marketable securities / proceeds from sales of marketable securities / cash outflow from purchases of investment securities / proceeds from sales of investment securities / others (but not business-related investment securities, which are included in the investment securities item)

Segment Information

	Millions of yen						Millions of U.S. dollars
	1999	2000	2001	2002	2003	2004	2004
Net sales	¥3,876,528	¥4,371,250	¥4,501,701	¥4,544,175	¥4,492,264	¥4,625,151	$43,761
Tobacco	3,616,706	4,024,487	4,140,270	4,178,034	4,134,466	4,236,920	40,088
Pharmaceuticals	23,751	67,790	66,414	61,868	53,927	51,242	485
Foods	150,742	195,026	210,332	221,197	232,404	250,138	2,367
Others	85,329	83,947	84,685	83,076	71,467	86,851	821
EBITDA	¥ –	¥ 315,132	¥ 312,045	¥ 334,119	¥ 337,296	¥ 373,435	$ 3,533
Tobacco	–	299,477	296,318	320,969	321,419	343,163	3,247
Pharmaceuticals	–	(790)	(3,105)	(8,519)	(5,110)	(4,426)	(42)
Foods	–	(490)	(2,660)	2,259	546	3,300	31
Others	–	16,093	20,033	19,617	19,674	30,674	290
Elimination/Corporate	–	842	1,459	(207)	767	724	7
Operating income (loss)	¥ 168,899	¥ 153,972	¥ 139,965	¥ 163,805	¥ 188,963	¥ 234,034	$ 2,214
Tobacco	193,855	181,520	165,923	192,114	213,342	238,409	2,256
Pharmaceuticals	(12,631)	(11,482)	(12,827)	(18,985)	(13,855)	(12,840)	(121)
Foods	(8,663)	(14,582)	(17,362)	(11,860)	(13,168)	(4,851)	(46)
Others	(2,619)	(1,764)	3,428	1,797	932	11,976	113
Elimination/Corporate	(1,043)	280	803	739	1,712	1,340	12

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

Income statement data

For years ended March 31	Millions of yen 2002	Millions of yen 2003	Millions of yen 2004	Millions of U.S. dollars 2004
Net sales	¥4,544,175	¥4,492,264	¥4,625,151	$43,761
Cost of sales	3,598,796	3,569,394	3,684,013	34,856
Gross profit	945,379	922,870	941,138	8,905
Selling, general and administrative expenses	781,574	733,907	707,104	6,691
Operating income	163,805	188,963	234,034	2,214
Other expenses, net	(65,562)	(46,465)	(241,642)	(2,286)
Income (loss) before income taxes (benefit) and minority interest	98,243	142,498	(7,608)	(72)
Income taxes (benefit)	56,730	61,814	(4,813)	(45)
Income (loss) before minority interest	41,513	80,684	(2,795)	(27)
Minority interest	4,663	5,382	4,808	45
Net income (loss)	¥ 36,850	¥ 75,302	¥ (7,603)	$ (72)

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net sales

Net sales for the year ended March 31, 2004 increased 3.0% to ¥4,625.2 billion, due primarily to increases in net sales from our tobacco business, foods business, and other businesses. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

○**Tobacco business**

Net sales for the year ended March 31, 2004 increased 2.5% to ¥4,236.9 billion from the previous fiscal year. We sold 423.5 billion cigarettes worldwide for the year ended March 31, 2004.

–Domestic tobacco business

Net sales for the domestic tobacco business comprises sales in Japan (including duty-free sales) of tobacco products manufactured by us in or outside Japan, products manufactured by foreign tobacco manufacturers for which we serve as wholesalers and sales for the China, Hong Kong and Macau markets, which are conducted by the China Division. Net sales for the domestic tobacco business were ¥3,498.2 billion, an increase of 1.6% or ¥55.1 billion, from net sales for the previous fiscal year (with net sales to China, Hong Kong and Macau, which became part of the domestic tobacco business starting in the year ended March 31, 2004, included only for that year). Net sales from the domestic tobacco business increased despite the drop in the sales volume of tobacco products in Japan. The decline in sales volume was mainly due to the negative impact on demand for tobacco products of the tobacco retail price increases instituted to reflect the increase in tobacco excise taxes in July 2003, and reduced demand attributed to a deflationary environment and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. The impact of decline in sales volume was offset by the increase in the average unit price resulting from retail price increases in Japan for most brands and also by the inclusion of net sales to China, Hong Kong and Macau as part of the domestic tobacco business starting in the year ended March 31, 2004.

–International tobacco business

Net sales from the international tobacco business were ¥738.7 billion, an increase of 6.8% or ¥47.3 billion from the previous fiscal year (with net sales to China, Hong Kong and Macau, which ceased to be part of the international tobacco business starting in the year ended March 31, 2004, excluded from that year). This increase in net sales reflected a shift toward higher-priced products, including our global flagship brands–*Camel, Winston, Mild Seven* and *Salem*–despite decreases in overall sales volume as well as the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen using the 12-month average rate. Due to the weakness of the U.S. dollar, net sales increased in U.S. dollar terms, but the strengthening of the yen against the U.S. dollar reduced the size of the net sales increase when these U.S. dollar amounts were translated into Japanese yen. The average rates of exchange between the yen and U.S. dollar used for the translation were ¥125.18 to $1.00 for the year ended March 31, 2003 and ¥116.00 to $1.00 for the year ended March 31, 2004.

○**Pharmaceutical business**

Net sales in the pharmaceutical business declined 5.0% to ¥51.2 billion for the year ended March 31, 2004 from the previous fiscal year. This was due principally to a decrease in royalties from our anti-HIV viral drug *Viracept* and a decrease in net sales by our Torii Pharmaceutical Co., Ltd., subsidiary.

○**Foods business**

Net sales from the foods business increased ¥17.7 billion, or 7.6%, to ¥250.1 billion from the previous fiscal year as a result of increased net sales for both our processed foods business and our beverages business. The increase in net sales for the processed foods business to ¥73.6 billion was due mainly to recent expansion of our chilled foods business through acquisitions, the addition of newly consolidated subsidiaries and the inclusion of 12 months of net sales of Saint-Germain, which we acquired in May 2002, compared to the 10 months included in the previous fiscal year. The increase in net sales for our beverages business to ¥176.5 billion reflected an increase in volume sold through vending machines, resulting from an expansion of vending machine sales channels, and the effect of newly consolidated subsidiaries. These increases offset the decline in sales volume due to a decrease in sales volume through the wholesale channels.

○**Others**

Net sales from other businesses increased ¥15.4 billion, or 21.5%, to ¥86.9 billion, due primarily to the sale of real estate in the Shinagawa development project in Tokyo and from rental revenue from properties put in operation in October 2002 in the same Shinagawa development project. The increase was offset in part by the withdrawal from agribusiness operations in June 2003.

Cost of sales

For the year ended March 31, 2004, cost of sales increased ¥114.6 billion, or 3.2%, to ¥3,684.0 billion, from the previous fiscal year, principally as a result of the increase in tobacco excise taxes. In addition, cost of sales increased as a result of the sale of real estate in Shinagawa, the recent expansion of our chilled food business through acquisitions and the inclusion of the 12 months of results of Saint-Germain compared to the inclusion of 10 months of results for the previous fiscal year. The increase was slightly offset by decreased sales volume and cost reduction measures in our domestic tobacco operations.

Selling, general and administrative expenses

For the year ended March 31, 2004, selling, general and administrative expenses decreased ¥26.8 billion, or 3.7%, to ¥707.1 billion from the previous fiscal year. The decrease was due primarily to a decrease of ¥16.8 billion in personnel expenses resulting from the change in the accounting policy for the obligations under the Public Official Mutual Assistance Association Law, as our reimbursements to the Social Insurance Agency are not treated as an expense beginning with the year ended March 31, 2004. The decrease also reflected a decrease in amortization charges related to the acquisition of Japan Beverage in 1998 and the full one-time amortization of goodwill in Saint-Germain for the previous fiscal year. Other factors contributing to the decrease included a decline in sales promotion and advertising expenses at Japan Tobacco Inc., as well as a decrease in research and development expenses in our pharmaceutical business.

Operating income

As a result of the foregoing factors, operating income increased ¥45.1 billion, or 23.9%, to ¥234.0 billion. Operating income by business segment was as follows:

○**Tobacco business**

Operating income in the tobacco business for the year ended March 31, 2004 increased ¥25.1 billion, or 11.7%, to ¥238.4 billion from the previous fiscal year. In addition to the decrease in the selling, general and administrative expenses described above, the increase reflected our continued cost reduction measures in the domestic tobacco business, an increase in the average net sales price of cigarettes sold in Japan excluding taxes and the steady growth in the international tobacco business.

○**Pharmaceutical business**

For the year ended March 31, 2004, operating loss decreased ¥1.0 billion, or 7.3%, to ¥12.8 billion from the previous fiscal year. The decrease in operating loss was due primarily to a decrease in research and development expenses.

○**Foods business**

Foods business. For the year ended March 31, 2004, operating loss decreased ¥8.3 billion, or 63.2%,to ¥4.8 billion from the previous fiscal year. The decrease in operating loss was due to an increase in net sales, more efficient use of sales and marketing expenses and a decrease of goodwill amortization expenses relating to our foods business subsidiaries.

○**Others**

For the year ended March 31, 2004, operating income increased ¥11.0 billion to ¥11.9 billion from the previous fiscal year. The increase in operating income is attributable primarily to the sale of real estate in the Shinagawa development project.

Other expenses, net

Other expenses, net, increased to ¥241.6 billion, an increase of ¥195.2 billion for the year ended March 31, 2004 from ¥46.5 billion for the previous fiscal year. The increase in other expenses, net was primarily due to a one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses of ¥185.1 billion. The increase also reflected a ¥29.4 billion increase in business restructuring costs primarily relating to the provision for an early retirement benefit to employees during the current fiscal year, which were recorded as other accounts payable and other noncurrent liabilities, as well as the accelerated depreciation charge for property, plant and equipment relating to eleven domestic tobacco plants, four of which were closed in the year ended March 31, 2004 and seven of which are to be closed in the current fiscal year.

Income (loss) before income taxes and minority interests

As a result of the foregoing factors, we recorded a loss of ¥7.6 billion in the year ended March 31, 2004, as compared to income before income taxes and minority interests of ¥142.5 billion for the previous fiscal year.

Income taxes (benefit)

Income taxes for the year ended March 31, 2004 were an income tax benefit of ¥4.8 billion, compared to an income tax expense of ¥61.8 billion for the previous fiscal year, due to the recognition of deferred income tax assets substantially attributable to the income tax effect of the one-time charge related to the accounting policy change for Public Official Mutual Assistance Association expenses.

Income (loss) before minority interests

Loss before minority interests was ¥2.8 billion for the year ended March 31, 2004, compared to the ¥80.7 billion in income before minority interests for the previous fiscal year. Minority interests decreased to ¥4.8 billion for the year ended March 31, 2004 from ¥5.4 billion for the previous fiscal year.

Net income (loss)

As a result of the foregoing factors, we recorded a net loss of ¥7.6 billion for the year ended March 31, 2004, compared to net income of ¥75.3 billion for the previous fiscal year.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net sales

Net sales for the year ended March 31, 2003 decreased 1.1% to ¥4,492.3 billion, due primarily to a decrease in tobacco business sales of ¥43.6 billion. Net sales amounts discussed below represent amounts after the elimination of intersegment revenues.

○Tobacco business

Net sales for the year ended March 31, 2003 decreased 1.0% to ¥4,134.5 billion from the previous fiscal year. Decreases in sales in our domestic tobacco business due to a decrease in sales volume were only partially offset by an increase in sales from our international tobacco business.We sold 438.2 billion cigarettes worldwide for the year ended March 31, 2003.

–Domestic tobacco business

Net sales for the domestic tobacco business, which for these periods comprised sales in Japan of tobacco products manufactured by us in or outside Japan and products manufactured by foreign tobacco manufacturers for which we serve as wholesalers, were ¥3,443.1 billion, a decrease of 2.0% from the previous fiscal year. Net sales from the domestic tobacco business decreased due to a drop in sales volume of tobacco products we manufactured. The decline was mainly due to reduced demand due to a weak economy and a reduction in the number of smokers reflecting social factors such as growing health consciousness and the aging of Japanese society. This was partially offset by an increase in the average net sales price of cigarettes sold in Japan.

–International tobacco business

Net sales from the international tobacco business were ¥691.4 billion, an increase of 4.1% from the previous fiscal year despite the adverse effect of foreign currency translation into Japanese yen. This increase in net sales was primarily due to an increase in the average unit price as a result of a combination of a shift toward higher priced products, reflecting an increase in sales volume of global flagship brands, an increase in sales in higher retail price markets, and the imposition of higher excise taxes. Sales denominated in foreign currencies are first translated into U.S. dollars and then translated into yen at the average exchange rates in effect during each subsidiary's respective fiscal year or period.

○Pharmaceutical business

Net sales in the pharmaceutical business declined 12.8% to ¥53.9 billion,due principally to a decrease in royalties from our anti-HIV viral drug *Viracept* and a decrease in net sales by our Torii Pharmaceutical Co., Ltd. subsidiary.

○Foods business

Net sales from the foods business increased by ¥11.2 billion, or 5.1%, to ¥232.4 billion. Net sales from our processed foods business increased to ¥60.1 billion as a result of the inclusion of 10 months of results of Saint-Germain due to our acquisition of Saint-Germain in May 2002, and an increase in sales of frozen foods, which was partially offset by a decrease in sales of ingredients. Net sales from the beverages business decreased slightly to ¥172.3 billion, despite an increase in sales of JT-brand beverage products mainly through expanded vending machine distribution channels, due to the exclusion of JT Canning Corporation, which was renamed Nishinihon Canpack Co., Ltd., from our consolidated results as a result of a reduction of our ownership in this company. Beverage sales volume of our products increased by 1.3% to 31.6 million cases.

○Others

Net sales from other businesses decreased by 14.0% to ¥71.5 billion due primarily to a decrease in net sales of the real estate business and agribusiness operations.

Cost of sales

For the year ended March 31, 2003, cost of sales decreased by ¥29.4 billion, or 0.8%,to ¥3,569.4 billion, as compared to the year ended March 31, 2002, primarily as a result of a decrease in domestic tobacco sales volume, cost reduction efforts and the absence of certain costs of sales related to the sale of the Shinagawa property by our real estate business division in the previous fiscal year. This decrease was partially offset by an increase in cost of sales associated with increased sales in our international tobacco business and the consolidation of Saint-Germain.

Selling, general and administrative expenses

For the year ended March 31, 2003, selling, general and administrative expenses decreased by ¥47.7 billion, or 6.1%, to ¥733.9 billion as compared to the previous fiscal year. The decrease was due primarily to a decrease in sales promotion expenses, including the effect of decreased depreciation expenses from using fully-depreciated tobacco vending machines for a period longer than the depreciation period, a reduction in personnel costs as a result of the voluntary early retirement program implemented in the previous fiscal year, a decrease in amortization expense due to ceasing the amortization of goodwill relating to the acquisition of RJR Nabisco, Inc.'s non-U.S. tobacco operations and a decrease in research and development expenses in our pharmaceutical business.

Operating income

As a result of the foregoing factors, operating income increased by ¥25.2 billion,or 15.4%, to ¥189.0 billion. Operating income by business segment was as follows:

○**Tobacco business**

Operating income in the tobacco business for the year ended March 31, 2003 increased to ¥213.3 billion, or by 11.0%, from the previous fiscal year. The increase primarily reflected cost reduction measures in our domestic tobacco business, the increase in sales of global flagship brands in our international tobacco business and ceasing the amortization of goodwill by JT International due to the adoption of a new accounting pronouncement. This increase was partially offset by a decline in sales volume of domestic tobacco.

○**Pharmaceutical business**

For the year ended March 31, 2003, operating loss was ¥13.9 billion, a decrease of ¥5.1 billion, or 27.0%, from the previous year. The decrease in operating loss was due to a decrease in research and development expenses primarily because of changes in some of our international alliances. This improvement was partially offset by a decrease in *Viracept* royalties and a decrease in income generated from our Torii Pharmaceutical Co., Ltd. subsidiary.

○**Foods business**

For the year ended March 31, 2003, our operating loss increased by ¥1.3 billion, or 11.0%, to ¥13.2 billion as compared to the year ended March 31, 2002. The increase in operating loss was due primarily to the full amortization of ¥1.7 billion of goodwill incurred upon the acquisition of Saint-Germain in May 2002. The increase in operating loss was partially offset by the absence of goodwill expenses relating to Japan Beverage.

○**Others**

For the year ended March 31, 2003, operating income decreased by ¥0.9 billion to ¥0.9 billion as compared to the year ended March 31, 2002. The decrease in operating income was attributable primarily to the decrease in income from our real estate business.

Other expenses, net

Other expenses, net, decreased ¥19.1 billion to ¥46.5 billion. This decrease was due primarily to the absence of ¥31.4 billion recorded in connection with an early retirement program in the previous fiscal year, as well as the absence of a ¥5.0 billion compensation payment related to a contract cancellation of a joint development agreement between JT and a pharmaceutical company in the previous fiscal year. The decrease in other expenses, net was partially offset by foreign exchange losses of ¥6.7 billion due to an unrealized loss on Japan Tobacco Inc.'s foreign currency deposits and various currency transactions in JT International's worldwide operations, a decrease in gains on the sale of property compared to the previous fiscal year and a loss on the sale of securities.

Income before income taxes and minority interests

As a result of the foregoing factors, income before income taxes and minority interest increased to ¥142.5 billion, or by 45.0%, from the previous fiscal year.

Income taxes

Income taxes for the year ended March 31, 2003 were ¥61.8 billion, compared to ¥56.7 billion for the year ended March 31, 2002, due to an increase in income before income taxes and minority interest. For the year ended March 31, 2003, the actual effective tax rate was 43.4%, compared to 57.7% for the year ended March 31, 2002. The lower actual effective tax rate was due primarily to the absence of JT International's non-deductible amortization of goodwill, which was partially offset by a change in enterprise tax rates in Japan that reduced deferred tax assets and resulted in an increase in income tax of ¥1.8 billion.

Income before minority interests

Income before minority interest increased to ¥80.7 billion, or by 94.4%, from the previous fiscal year. Minority interest increased to ¥5.4 billion for the year ended March 31, 2003 from ¥4.7 billion for the previous fiscal year.

Net income

As a result of the foregoing factors, net income for the year ended March 31, 2003 increased ¥38.5 billion, or 104.3%, to ¥75.3 billion.

Liquidity and Capital Resources

In our financial management, we strive to maintain a stable financial base in which capital expenditures, strategic acquisitions and investments, and research and development activities can be conducted in a cost-efficient and effective manner to grow our businesses without being affected by short term fluctuations of revenues. We derive the funds we require to meet our capital requirements principally from cash flow provided by operations, borrowings from financial institutions and issuances of long-term debt securities.

Cash Flows

–Overview

As of March 31, 2004 and March 31, 2003, cash and cash equivalents totaled ¥601.7 billion and ¥602.6 billion, respectively.

The following table presents information about our cash flows for the years ended March 31, 2002, 2003 and 2004:

	Millions of yen		
Years ended March 31	2002	2003	2004
Net cash provided by operating activities	¥ 89,727	¥ 258,057	¥ 334,501
Net cash used in investing activities	(40,472)	(74,877)	(228,620)
Net cash used in financing activities	(124,838)	(111,968)	(109,335)
Effect of exchange rate changes and other	6,525	(3,071)	2,470
Net increase (decrease) in cash and cash equivalents	(69,058)	68,141	(984)
Cash and cash equivalents at beginning of the period	603,562	534,504	602,645
Cash and cash equivalents at end of the period	¥ 534,504	¥ 602,645	¥ 601,661

Year Ended March 31, 2004 Compared to Year Ended March 31, 2003

Net cash provided by operating activities was ¥334.5 billion for the year ended March 31, 2004, compared to ¥258.1 billion for the year ended March 31, 2003. The increase in net cash provided by operating activities was primarily due to an increase in cash generated by our tobacco business operations and a decrease in payment of unpaid retirement payables, reflecting the absence of payments under an early retirement program that was implemented in the previous fiscal year. Our operating activities provided net cash, despite our loss before income taxes and minority interest, primarily because the largest contributor to the loss was the one-time non-operating charge of ¥185.1 billion in connection with a change in our accounting policy with respect to the Public Official Mutual Assistance Association Law. This charge did not have any impact on our net cash provided by operating activities.

Net cash used in investing activities was ¥228.6 billion for the year ended March 31, 2004, compared to ¥74.9 billion for the year ended March 31, 2003. The increase in cash used in investing activities was primarily due to a significant increase in purchases of short-term investments, principally in the form of certificates of deposit of a term longer than three months. This increase was offset by an increase in proceeds from sales and redemption of short-term investments and a decrease in cash used for purchases of property, plant and equipment.

Net cash used in financing activities was ¥109.3 billion for the year ended March 31, 2004, compared to ¥112.0 billion for the year ended March 31, 2003. The decrease in net cash used in financing activities was primarily due to a net increase in short-term bank loans and decreased repayments of long-term borrowings, which was offset by an increase in cash used for share repurchases and dividend payments.

Year Ended March 31, 2003 Compared to Year Ended March 31, 2002

Net cash provided by operating activities was ¥258.1 billion for the year ended March 31, 2003 compared to ¥89.7 billion for the previous fiscal year. The increase was primarily due to a decrease in the amount paid for accrued but unpaid tobacco excise taxes due to the early payment in unpaid tobacco excise taxes paid in the previous fiscal year. The amount of tobacco excise taxes paid in the previous fiscal year was ¥156.1 billion higher than in the year ended March 31, 2003. During the year ended March 31, 2002, we paid tobacco taxes in advance of the due date in order to avoid potential market disorder from the adoption of a new deposit insurance system in Japan at the end of the fiscal year. The increase also reflected an increase in income before income taxes and minority interest of ¥44.3 billion and a reduction in corporate taxes paid of ¥18.4 billion. This was partially offset by a decrease in other accounts payable during the year of ¥31.8 billion, including Japan Tobacco Inc.'s retirement benefits payable.

Net cash used in investing activities was ¥74.9 billion for the year ended March 31, 2003 compared to ¥40.5 billion for the previous fiscal year. This increase was due to an increase in the purchase of property, plant and equipment of ¥12.8 billion, including for the Shinagawa Project, a reduction in the proceeds from the sale of property, plant and equipment of ¥11.7 billion and an increase in purchases of short-term investments of ¥7.6 billion, each as compared to the prior fiscal year. This was partially offset by an increase in the proceeds from the sales and redemption of investment securities of ¥12.6 billion.

Net cash used in financing activities was ¥112.0 billion for the year ended March 31, 2003 compared to ¥124.8 billion for the previous fiscal year. During both the year ended March 31, 2003, and the year ended March 31, 2002, we reduced long- and short-term debt through repayment at the scheduled maturity date. However, the reduction in net cash used was due to the reduced scheduled repayment of long-term debt.

Liquidity and Capital Requirements

Our principal capital and liquidity needs have been for capital expenditures, working capital, strategic acquisitions and investments, repayments of borrowings and payments of interest and funds for payments of dividends and income taxes.

○**Capital expenditures**

Capital expenditures include purchases of property, plant and equipment, as well as trademarks and other assets related to tangible and intangible assets needed to enhance the productivity of our factories and other facilities, strengthen our competitiveness, and promote businesses in various fields.

The following table shows capital expenditures for the years ended March 31, 2002, 2003 and 2004.

	Millions of yen		
Years ended March 31	2002	2003	2004
Capital expenditures	¥96,527	¥109,179	¥90,870

For the year ended March 31, 2004, we invested ¥90.9 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥60.6 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥2.6 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥9.1 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.1 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2003, we invested ¥109.2 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥61.0 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥1.2 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥7.3 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥38.8 billion in capital expenditures principally for real estate development projects.

For the year ended March 31, 2002, we invested ¥96.5 billion in capital expenditures primarily to improve production capabilities. For the tobacco business, we invested ¥70.1 billion in capital expenditures principally to boost the efficiency and flexibility of manufacturing operations and to enhance new product development. For the pharmaceutical business, we invested ¥2.3 billion in capital expenditures to improve research and development facilities and for other purposes. For the foods business, we invested ¥6.9 billion in capital expenditures primarily to strengthen manufacturing facilities. For other businesses, we invested ¥18.2 billion in capital expenditures principally for real estate development projects.

For the year ending March 31, 2005, we plan to spend approximately ¥99.0 billion on capital expenditures. We plan to spend approximately ¥76.0 billion for machines for faster production of cigarettes, approximately ¥2.5 billion for pharmaceutical research and development facilities, approximately ¥8.0 billion for foods production facilities and approximately ¥13.5 billion for other businesses, including real estate development.

○**Working capital**

Our principal working capital requirements are for the purchase of raw materials, including leaf tobacco and other inventories, salaries and wages, selling costs, advertising and promotion costs, taxes and research and development.

○**Strategic acquisitions and investments**

From time to time, we invest in or acquire companies that we believe have the potential to help us diversify our sources of cash flow or improve our profitability. In recent years, we have made a number of significant acquisitions.

○**Dividends**

We also require sufficient liquidity to make our scheduled dividend payments. In accordance with our dividend policy, we are seeking to gradually increase dividend payouts depending upon our financial performance and medium to long term outlook.

○**Stock repurchases**

Repurchases of our own shares, should we choose to do so in the future, also require cash outlays. Repurchase of up to 100,000 shares for up to ¥75 billion was approved at our ordinary general meeting of shareholders on June 25, 2003. On October 9, 2003, we repurchased 45,800 shares of our common stock. We may hold the repurchased shares as treasury stock or cancel, dispose of or utilize for any purpose any repurchased treasury stock. Stock repurchases provide our management with an additional option to increase flexibility and speed in capital management to meet the needs of a rapidly changing business environment. We will consider the timing, scale and manner of any further future repurchases based upon business needs and market trends.

Capital Resources

We have historically had and expect to continue to have significant cash flow from operating activities. Cash from operating activities was ¥334.5 billion for the year ended March 31, 2004 and ¥258.1 billion for the year ended March 31, 2003. We expect to continue to cover capital expenditures and debt servicing from cash generated by operating activities. For significant capital requirements relating to strategic acquisitions and investments, such as our acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. we also sometimes utilize debt financing, primarily borrowings from financial institutions and issuances of debt securities. See"– Long-term and Short-term Debt" below.

Equity financing is subject to the approval of the Minister of Finance under the Japan Tobacco Inc. Law. We were unable to use equity financing because the government held two-thirds of the issued outstanding shares, the minimum level previously required by the JT Law. However, revisions to the Japan Tobacco Inc. Law effective April 19, 2002 give us the flexibility to issue new equity shares with approval by the Minister of Finance so long as the Japanese government continues to hold more than one-third of our issued shares. We may choose to raise capital through equity issuances in the future, which would have the effect of diluting existing shareholders' interests. We will not receive any proceeds from the sale of shares in this global offering.

Long-term and Short-term Debt

○**Long-term debt**

Our long-term liabilities consist mainly of long-term debt and liabilities for retirement benefits. At March 31, 2004, long-term debt was ¥353.6 billion, of which ¥273.5 billion was in the form of bonds. The remaining long-term debt (including current portion) consisted of loans from banks and life insurance companies. Annual interest rates applicable to yen denominated long-term bank loans outstanding at March 31, 2004 and 2003 ranged from 0.68% to 5.50% and 0.43% to 5.50%, respectively. Annual interest rates ranged from 4.36% to 8.24% for long-term loans denominated in other currencies outstanding at March 31, 2004, and ranged from 1.00% to 8.60% at March 31, 2003.

Annual maturities of long-term debt (including current portion) at March 31, 2004 were as follows:

Years ending March 31	Millions of yen	Millions of U.S. dollars
2005	¥145,116	$1,373
2006	21,362	202
2007	19,086	180
2008	11,905	113
2009	1,136	11
2010 and thereafter	155,005	1,466
Total	¥353,610	$3,345

As of March 31, 2004, our long-term debt was rated as AA- by Standard & Poor's Ratings Services and Aa3 by Moody's Investors Service, Inc. These ratings are some of the highest ratings among international tobacco companies. By maintaining high credit ratings, we expect to be able to finance large sums of capital at relatively low costs from third parties from time to time. The ability to maintain high ratings is influenced by a number of factors such as developments in the principal markets in which we conduct our business and the success of our business strategies, as well as some elements beyond our control such as general economic trends in Japan. The ratings are not recommendations to purchase, sell or possess the shares. The ratings could be withdrawn or modified at any time. Each rating should be evaluated distinctly from other ratings.

Under the Japan Tobacco Inc. Law, bonds issued by Japan Tobacco Inc. are secured by a statutory preferential right over the property of Japan Tobacco Inc. This right gives bondholders preference to unsecured creditors in seeking repayment, with the exception of national and local taxes and other statutory obligations.

In September 2002, in order to diversify our capital resources and enhance our debt financing capability, we established a medium term note program in the euro market allowing us to issue up to $5 billion. We may issue notes under this program, from time to time, with board approval.

○**Short-term debt**

We also use banks and other financial institutions for short-term loans. Short-term loans were ¥20.5 billion at March 31, 2003 and ¥27.6 billion at March 31, 2004, including foreign currency denominated loans of ¥13.4 billion and ¥20.0 billion, respectively. Annual interest rates applicable to yen denominated short-term bank loans outstanding at March 31, 2004 ranged from 0.45% to 1.50% and from 0.45% to 1.81% at March 31, 2003. Annual interest rates ranged from 1.59% to 9.30% for short-term loans denominated in other currencies outstanding at March 31, 2004 and from 0.90% to 6.60% at March 31, 2003. These borrowings have terms ranging from three months to 12 months.

We have paid down a significant amount of the debt assumed through the acquisition of the non-U.S. tobacco operations of RJR Nabisco Inc. and have improved borrowing terms by leveraging our credit rating and creditworthiness. From May 12, 1999, the date of the acquisition, to December 31, 2003, JT International's total short-term and long-term debt decreased from approximately ¥56 billion to approximately ¥21 billion.

As is customary in Japan, short-term and long-term bank loans are made under general agreements which provide that under certain circumstances, security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations due to the bank. We have never been requested to provide such collateral.

Derivative Transactions

We are exposed to market risks principally from changes in interest rates, foreign exchange rates and equity and debt security prices. Our interest rate risk exposures primarily relate to financing activities. Our foreign currency exposures relate to buying, selling and financing in currencies other than the local currencies in which we operate. In order to reduce foreign exchange rate risk and interest rate risk, we use derivative financial instruments that include interest rate swaps, forward exchange contracts, currency swaps and option contracts. We do not hedge against price fluctuations of debt and equity securities.

We have risk management policies and procedures designated to mitigate the risks arising from exposures from the use of derivative financial instruments. We utilize derivatives solely for risk management purposes, and no derivatives are held or issued for trading purposes. As part of our risk management procedures, we identify the specific risks and transactions to be hedged and the appropriate hedging instruments to be used to reduce the risk, and then assess the correlation between the hedged risks and the hedging instruments. The effectiveness of our hedging activities is assessed in accordance with our risk management policies and practice manual for hedging transactions.

We are also exposed to credit-related risks in the event of nonperformance by counterparties to derivative financial instruments. However, we strive to mitigate this risk by limiting counterparties to international financial institutions with high credit ratings with regard to which we believe there is no significant risk of default.

We use interest rate swaps for the purpose of managing interest rate risk relating to financing activities. The interest rate swap agreements which qualify for hedge accounting under Japanese GAAP and meet specific matching criteria are not measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expenses.

We use foreign exchange forward contracts and currency swap and option contracts for the purpose of managing the risk of fluctuations in foreign exchange rates on our borrowings, bonds and forecasted transactions in foreign currencies. Hedging contracts outstanding as of March 31, 2004 and March 31, 2003 held by Japan Tobacco Inc. and domestic subsidiaries qualifies for hedge accounting, and gains or losses arising from change in value of these contracts are deferred and recognized in the period in which corresponding losses or gains from transactions being hedged by such contracts are recognized. We do not use hedge accounting for hedging contracts associated with our international tobacco operations and therefore recognize changes in value in derivative foreign exchange instruments currently in earnings. This could result in a gain or loss from fluctuations in exchange rates related to a derivative contract being recognized in a period which may be different from the gain or loss recognized from the underlying forecasted transaction.

For information about the contract or notional principal amount of foreign currency forward contracts and currency option contracts outstanding as at March 31, 2004 and 2003 that did not qualify for hedge accounting, please see Note 16 to the audited consolidated financial statements included in this annual report.

Consolidated Balance Sheets

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2003 and 2004

Assets	Millions of yen 2003	Millions of yen 2004	Millions of U.S. dollars (Note 2) 2004
Current assets:			
Cash and cash equivalents	¥ 602,645	¥ 601,661	$ 5,693
Short-term investments (Note 4)	20,903	196,831	1,862
Trade notes and accounts receivable	133,324	128,539	1,216
Inventories (Note 5)	492,177	456,501	4,319
Other current assets (Note 7)	99,324	97,102	919
Allowance for doubtful accounts	(2,008)	(2,785)	(26)
Total current assets	1,346,365	1,477,849	13,983
Property, plant and equipment (Note 6):			
Land	177,674	179,368	1,697
Buildings and structures	710,479	699,744	6,621
Machinery, equipment and vehicles	569,080	508,306	4,809
Tools	242,194	235,453	2,228
Construction in progress	41,231	37,465	354
Total	1,740,658	1,660,336	15,709
Accumulated depreciation	(1,007,344)	(952,115)	(9,008)
Net property, plant and equipment	733,314	708,221	6,701
Investments and other assets:			
Investment securities (Note 4)	63,829	68,531	648
Investments in and advances to unconsolidated subsidiaries and associated companies	10,516	6,005	57
Trademarks	288,514	245,599	2,324
Goodwill	381,602	331,581	3,137
Deferred tax assets (Note 7)	64,524	121,548	1,150
Other assets	76,689	76,200	721
Allowance for doubtful accounts	(5,895)	(4,924)	(47)
Allowance for loss on investments	(1,793)	(1,526)	(14)
Total investments and other assets	877,986	843,014	7,976
Total	¥2,957,665	¥3,029,084	$28,660

See notes to consolidated financial statements.

Liabilities and Shareholders' Equity	Millions of yen 2003	Millions of yen 2004	Millions of U.S. dollars (Note 2) 2004
Current liabilities:			
Short-term bank loans (Note 6)	¥ 20,523	¥ 27,593	$ 261
Current portion of long-term debt (Note 6)	55,910	145,116	1,373
Tobacco excise taxes payable (Note 8)	180,040	198,721	1,880
Trade notes and accounts payable	108,043	111,678	1,057
Other accounts payable	67,918	93,914	889
Income taxes payable (Note 7)	38,584	41,434	392
Accrued employees' bonuses	27,905	36,068	341
Consumption taxes payable	29,387	37,393	354
Other current liabilities (Note 7)	66,432	64,795	613
Total current liabilities	594,742	756,712	7,160
Non-current liabilities:			
Long-term debt (Note 6)	348,066	208,494	1,972
Liabilities for retirement benefits (Note 9)	230,345	384,119	3,634
Deferred tax liabilities (Note 7)	48,910	44,260	419
Other non-current liabilities	61,876	73,737	698
Total non-current liabilities	689,197	710,610	6,723
Minority interest	51,072	53,825	509
Commitments and contingent liabilities (Note 13)			
Shareholders' equity (Notes 10 and 17):			
Common stock - authorized, 8,000,000 shares;			
Issued, 2,000,000 shares	100,000	100,000	946
Capital surplus	736,400	736,400	6,968
Retained earnings	789,912	763,770	7,227
Unrealized gain on available-for-sale securities	2,632	14,186	134
Foreign currency translation adjustments	(6,290)	(71,840)	(680)
Total	1,622,654	1,542,516	14,595
Treasury stock, at cost - 45,800 shares in 2004	–	(34,579)	(327)
Total shareholders' equity	1,622,654	1,507,937	14,268
Total	¥2,957,665	¥3,029,084	$28,660

Consolidated Statements of Income

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002, 2003 and 2004

	Millions of yen			Millions of U.S. dollars (Note 2)
	2002	2003	2004	2004
Net sales	¥4,544,175	¥4,492,264	¥4,625,151	$43,761
Cost of sales (Note 8)	3,598,796	3,569,394	3,684,013	34,856
Gross profit	945,379	922,870	941,138	8,905
Selling, general and administrative expenses (Notes 11)	781,574	733,907	707,104	6,691
Operating income	163,805	188,963	234,034	2,214
Other income (expenses):				
Interest and dividend income	4,697	3,742	3,243	31
Gain on disposition of property, plant and equipment-net	17,762	2,967	1,464	14
Interest expense (Note 6)	(10,268)	(8,553)	(8,143)	(77)
Charge for recognition of obligations under the Public Official Mutual Assistance Association Law (Note 3(o))	–	–	(185,095)	(1,751)
Other-net (Note 14)	(77,753)	(44,621)	(53,111)	(503)
Other expenses-net	(65,562)	(46,465)	(241,642)	(2,286)
Income (Loss) Before Income Taxes and Minority Interest	98,243	142,498	(7,608)	(72)
Income taxes (Note 7):				
Current	54,945	60,006	67,488	639
Deferred	1,785	1,808	(72,301)	(684)
Total income taxes	56,730	61,814	(4,813)	(45)
Income (Loss) Before Minority Interest	41,513	80,684	(2,795)	(27)
Minority interest	4,663	5,382	4,808	45
Net income (loss)	¥ 36,850	¥ 75,302	¥ (7,603)	$ (72)

	Yen			U.S. dollars
	2002	2003	2004	2004
Amounts per share:				
Net income (loss)	¥ 18,425	¥ 37,528	¥ (3,967)	$ (38)
Cash dividends applicable to the year	8,000	10,000	10,000	95

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002, 2003 and 2004

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, April 1, 2001	2,000	¥100,000	¥736,400	¥714,394	¥ 2,962	¥ (39,910)	–
Net income	–	–	–	36,850	–	–	
Adjustments to retained earnings for change in scope of consolidation	–	–	–	579	–	–	
Minimum pension liability adjustment of foreign consolidated subsidiaries	–	–	–	(2,622)	–	–	
Appropriations:							
Cash dividends paid (¥8,500 per share)	–	–	–	(17,000)	–	–	
Bonuses to directors and corporate auditors	–	–	–	(366)	–	–	
Net decrease in unrealized gain on available-for-sale securities	–	–	–	–	(1,557)	–	
Net increase in foreign currency translation adjustments	–	–	–	–	–	83,375	
Balance, March 31, 2002	2,000	100,000	736,400	731,835	1,405	43,465	–
Net income	–	–	–	75,302	–	–	
Adjustments to retained earnings for change in scope of consolidation	–	–	–	219	–	–	
Minimum pension liability adjustment of foreign consolidated subsidiaries	–	–	–	(1,172)	–	–	
Appropriations:							
Cash dividends paid (¥8,000 per share)	–	–	–	(16,000)	–	–	
Bonuses to directors and corporate auditors	–	–	–	(272)	–	–	
Net increase in unrealized gain on available-for-sale securities	–	–	–	–	1,227	–	
Net decrease in foreign currency translation adjustments	–	–	–	–	–	(49,755)	
Balance, March 31, 2003	2,000	100,000	736,400	789,912	2,632	(6,290)	–
Net loss				(7,603)			
Adjustments to retained earnings for change in scope of consolidation				3,714			
Minimum pension liability adjustment of foreign consolidated subsidiaries				(6)			
Appropriations:							
Cash dividends paid (¥11,000 per share)				(22,000)			
Bonuses to directors and corporate auditors				(247)			
Repurchase of common stock (45,800 shares)							(34,579)
Net increase in unrealized gain on available-for-sale securities					11,554		
Net increase in foreign currency translation adjustments						(65,550)	
Balance, March 31, 2004	2,000	¥100,000	¥736,400	¥763,770	¥14,186	¥ (71,840)	¥ (34,579)

	Millions of U.S. dollars (Note 2)					
	Common stock	Capital surplus	Retained earnings	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury Stock
Balance, March 31, 2003	$946	$6,968	$7,474	$ 25	$ (60)	$ –
Net loss			(72)			
Adjustments to retained earnings for change in scope of consolidation			35			
Minimum pension liability adjustment of foreign consolidated subsidiaries			(0)			
Appropriations:						
Cash dividends paid ($104 per share)			(208)			
Bonuses to directors and corporate auditors			(2)			
Repurchase of common stock (45,800 shares)						(327)
Net increase in unrealized gain on available for- sale securities				109		
Net increase in foreign currency translation adjustments					(620)	
Balance, March 31, 2004	$946	$6,968	$7,227	$134	$ (680)	$ (327)

Consolidated Statements of Cash Flows

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2002, 2003 and 2004

	Millions of yen			Millions of U.S. dollars (Note 2)
	2002	2003	2004	2004
Operating Activities:				
Income (loss) before income taxes and minority interest	¥ 98,243	¥ 142,498	¥ (7,608)	$ (72)
Adjustments for:				
Income taxes paid	(61,876)	(43,517)	(63,145)	(597)
Depreciation and amortization other than goodwill	148,096	136,534	133,228	1,261
Accelerated depreciation of property, plant and equipment	–	–	14,188	134
Amortization of goodwill	22,218	11,799	6,173	58
Gain on disposition of property, plant and equipment	(17,762)	(2,967)	(1,464)	(14)
Write-down of investment securities	12,887	11,108	460	4
Change in assets and liabilities:				
Decrease (increase) in trade notes and accounts receivable	(15,641)	(3,809)	7,101	67
Decrease in inventories	12,741	25,573	23,798	225
Increase (decrease) in tobacco excise taxes payable	(152,311)	3,751	18,747	177
Increase (decrease) in trade notes and accounts payable	(9,078)	3,197	(1,877)	(18)
Increase (decrease) in other accounts payable	18,737	(31,802)	27,224	258
Increase (decrease) in other current liabilities	10,198	(1,024)	(3,430)	(32)
Increase (decrease) in liabilities for retirement benefits	(9,815)	1,390	147,153	1,392
Increase (decrease) in other non-current liabilities	8,861	(602)	13,488	128
Other – net	24,229	5,928	20,465	194
Total adjustments	(8,516)	115,559	342,109	3,237
Net cash provided by operating activities	89,727	258,057	334,501	3,165
Investing Activities:				
Purchases of short-term investments	(10,446)	(19,347)	(262,554)	(2,484)
Proceeds from sales and redemption of short-term investments	19,295	15,090	86,961	823
Purchases of investment securities	(6,863)	(1,623)	(226)	(2)
Proceeds from sales and redemption of investment securities	9,158	21,722	14,860	141
Purchases of property, plant and equipment	(91,551)	(104,311)	(84,214)	(797)
Proceeds from sales of property, plant and equipment	35,148	23,479	25,288	239
Purchases of trademarks and other assets	(6,162)	(4,881)	(4,982)	(47)
Acquisition of shares of subsidiaries	–	(3,594)	(135)	(1)
Other – net	10,949	(1,412)	(3,618)	(35)
Net cash used in investing activities	(40,472)	(74,877)	(228,620)	(2,163)
Financing Activities:				
Net increase (decrease) in short-term bank loans	(11,768)	(14,674)	6,190	59
Proceeds from issuance of long-term debt	3,293	4,980	1,349	13
Repayments of long-term debt	(94,712)	(83,493)	(60,166)	(570)
Dividends paid	(17,000)	(16,000)	(22,000)	(208)
Dividends paid to minority shareholders	(2,599)	(1,961)	(1,788)	(17)
Repurchase of common stock	–	–	(34,579)	(327)
Other – net	(2,052)	(820)	1,659	16
Net cash used in financing activities	(124,838)	(111,968)	(109,335)	(1,034)
Cash and Cash Equivalents of Newly Consolidated Subsidiaries, Beginning of Year	2,389	239	6,860	65
Foreign Currency Translation Adjustments on Cash and Cash Equivalents	4,136	(3,310)	(4,390)	(42)
Net Increase (Decrease) in Cash and Cash Equivalents	(69,058)	68,141	(984)	(9)
Cash and Cash Equivalents, Beginning of Year	603,562	534,504	602,645	5,702
Cash and Cash Equivalents, End of Year	¥ 534,504	¥ 602,645	¥ 601,661	$ 5,693

1. Business

Japan Tobacco Inc. ("JT") is a joint stock corporation (*kabushiki kaisha*) incorporated under the Commercial Code of Japan (the "Code") pursuant to the Japan Tobacco Inc. Law (the "JT Law"). JT is primarily engaged in the manufacture and sale of tobacco products in the domestic and international markets as one of the largest producers of tobacco products in the world.

In the domestic tobacco market, JT manufactures and sells its tobacco products to retail stores all over the country, as provided by the Tobacco Business Law. The Tobacco Business Law provides that (1) JT shall be the sole manufacturer of tobacco products in Japan and that (2) the maximum wholesale price of each tobacco product manufactured and sold and the retail price of every product sold in Japan, as well as any changes in these prices, shall be approved by the Minister of Finance. The products are transported from its factories to its distribution bases and depots by its logistic subsidiaries and outside distributors and then distributed to the retail stores through its five distribution service subsidiaries, including Tokyo Tobacco Service Co., Ltd., except in Okinawa Prefecture. These distribution subsidiaries also purchase and sell tobacco products of foreign tobacco manufacturers to retail stores as wholesalers in the domestic market.

JT greatly expanded its international tobacco business through the acquisition of the non-U.S. tobacco operations of RJR Nabisco, Inc. ("RJR Nabisco") on May 12, 1999. In connection with this acquisition, JT paid $5.0 billion to purchase the net assets of the non-U.S. tobacco operations of RJR Nabisco, which resulted in $3.5 billion of goodwill, and JT also acquired non-U.S. tobacco-related trademarks and intellectual property for $2.7 billion and other assets for $0.1 billion. The acquisition, totaling $7.8 billion, was financed by a syndicate loan of $5.0 billion, which was refinanced through domestic and foreign bond issues and long-term loans from banks and insurance companies, and $2.8 billion in cash. As a result of this acquisition, JT obtained expanded access to overseas markets, especially in Europe and Russia, and the rights in substantially all countries outside the United States to internationally recognized trademarks such as *Camel*, *Winston* and *Salem*, which currently comprise JT's global flagship brands along with *Mild Seven*, which JT developed.JT International S.A. ("JTISA") and other consolidated subsidiaries of JT International Holding B.V.("JT International"), a wholly-owned subsidiary of JT, manufacture and sell tobacco products all over the world.

In addition to the tobacco business, JT and its consolidated subsidiaries (the "Company") have diversified into and are developing other business segments in the areas of pharmaceuticals and foods primarily through acquisitions, investments and licensing arrangements.

In the pharmaceutical business, the Company focuses on the research and development of prescription drugs in-house or jointly with other domestic and overseas corporations. In the domestic market, Torii Pharmaceuticals Co., Ltd., a majority of whose outstanding shares JT acquired for ¥42 billion in December1998, manufactures and sells prescription drugs using its wide marketing network. In the overseas market, the Company principally receives royalties from licensing arrangements of an anti-HIV drug.

In the foods business, the Company principally manufactures and sells beverages and processed foods in the domestic market. JT's presence in this market was substantially expanded through the acquisition of a majority of the outstanding shares of Unimat Corporation, a nationwide operator of soft drink vending machines, since renamed Japan Beverage Inc., for ¥29 billion in April and September 1998. Additionally, JT acquired the foods business of Asahi Kasei Corporation for ¥24 billion in July 1999.

According to the JT Law, JT shall obtain authorization from the Minister of Finance for certain matters, such as (1) the issuance of new shares (as well as subscription rights for new shares (*shinkabuyoyakuken*) and bonds with subscription rights for new shares) and (2) the resolution of shareholders meetings for any amendments to the Articles of Incorporation and appropriations of retained earnings. According to JT's register of shareholders, 64.52% of JT's issued shares were held by the Minister of Finance at March 31, 2004. Pursuant to the JT Law, the Japanese government is required to hold one-half or more of JT's shares which were originally issued upon the establishment of JT in 1985. The JT Law also permits JT to issue new shares to the extent that the number of shares held by the Minister of Finance continues to account for more than one-third of the outstanding shares.

2. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Japan and in accordance with the provisions set forth in the Securities and Exchange Law of Japan and its related accounting regulations (collectively, the "Securities Law"), which are different in certain respects from application and disclosure requirements of accounting principles generally accepted in the United States of America ("U.S. GAAP") and International Financial Reporting Standards. In the case of most foreign consolidated subsidiaries, their financial statements are prepared in conformity with U.S. GAAP (see 3 m) Foreign Consolidated Subsidiaries) and are included in the consolidated financial statements on that basis.

In preparing these consolidated financial statements certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information which is not required under accounting principles generally accepted in Japan but is presented here in as additional information. Certain reclassifications of previously reported amounts have been made to conform with classifications for the year ended March 31, 2004.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which JT is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.69 to $1, the rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

3. Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements as of March 31, 2004 include the accounts of JT and its 188 significant (155 as of March 31, 2002 and 156 as of March 31, 2003) subsidiaries. The Company expanded the scope of its consolidation to include substantially all subsidiaries effective from the year ended March 31, 2004. Consolidation of the remaining subsidiaries would not have had a material effect on the accompanying consolidated financial statements. Most foreign consolidated subsidiaries have a December 31 fiscal year-end, which differs from the March 31 fiscal year-end of JT. Any necessary adjustments for the three-month period are made for consolidation purposes.

Investments in nine companies (three as of March 31, 2002 and four as of March 31, 2003) in which the Company owns 20% to 50% are accounted for by the equity method. The equity method is not applied to account for the investments in unconsolidated subsidiaries and the remaining associated companies, in which the Company owns 20% to 50%, since the effect on the accompanying consolidated financial statements would not have been material. Investments in the unconsolidated subsidiaries and the remaining associated companies are stated at cost (see c) Securities).

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized gains resulting from intercompany transactions have been eliminated.

The excess of the cost of the Company's investments in consolidated subsidiaries and associated companies accounted for by the equity method over its equity in or the fair value of the net assets purchased at the date of acquisition is recorded as goodwill. Goodwill except for goodwill arising from the acquired foreign subsidiaries of RJR Nabisco (see m) Foreign Consolidated Subsidiaries) is amortized on a straight-line basis over five years. Such amortization expense is included in selling, general and administrative expenses; however, insignificant goodwill is charged to income when incurred.

b) Cash Equivalents

Cash equivalents are all short-term, highly liquid investments that are convertible to known amounts of cash and that have original maturities of three months or less.

c) Securities

All the Company's marketable securities are classified as available-for-sale and are reported at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity. The cost of marketable securities sold is determined based on the moving-average method.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average method.

For significant impairment in value which is judged not to be recoverable, marketable and non-marketable available-for-sale securities are reduced to fair value, with a resulting charge to income. An allowance for loss on investments is recorded to provide for the loss on investments in unconsolidated subsidiaries and other companies accounted for by the cost method and is determined based on the respective financial condition of the investees.

d) Inventories

Inventories are stated principally at average cost. In addition, leaf tobacco held by JT is subject to devaluation (see Note 5).

In accordance with generally recognized practices, leaf tobacco is classified as a current asset, although part of such inventories, due to the duration of the aging process, ordinarily will not be put into production within one year.

e) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Under certain conditions, such as exchanges of similar fixed assets, sales and purchases resulting from expropriation and acquisitions made with the benefit of a government subsidy, Japanese tax laws permit companies to defer the profit arising from such transactions by reducing the cost of the assets acquired or by providing a special reserve in shareholders' equity. The provision and the reversal of the special reserve are made through appropriation of retained earnings. The costs of the acquired assets resulting from expropriation for the years ended March 31, 2002, 2003 and 2004 were reduced by ¥17,310 million, ¥27,038 million and ¥8,719 million ($82 million), respectively. Government subsidies that reduced the recorded cost of acquired assets totaled ¥378 million for the year ended March 31, 2003.

Depreciation is generally computed using the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The useful lives of buildings and structures and machinery, equipment and vehicles are principally from 38 to 50 years and 8 years, respectively.

f) Intangible Assets

Trademarks are carried at cost less accumulated amortization, which is calculated by the straight-line method over 10 years.

g) Income Taxes

The provision for income taxes is computed based on the pretax income or loss included in the consolidated statements of operations. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities, and tax operating loss and other credit carryforwards. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences, tax operating loss and other credit carryforwards. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

h) Liabilities for Retirement Benefits

(1) Employees' retirement benefits

JT has an unfunded severance indemnity plan and a cash balance pension plan (the "Pension Plans") as well as a defined contribution plan, which cover substantially all of its employees (including executive officers who are not directors). Its consolidated subsidiaries principally have unfunded severance indemnity plans and/or non-contributory defined pension plans. The Pension Plans and the subsidiaries' plans are stated based on actuarially estimated retirement benefit obligations, considering the estimated fair value of plan assets at each balance sheet date. Certain domestic subsidiaries apply a simplified method, under which retirement benefit obligations are recorded based on the amount required if all employees terminated their employment as of the balance sheet date. Contributions to the defined contribution plan are charged to expenses when they are paid or accrued.

Liabilities for retirement benefits to directors and corporate auditors are provided at the amount which would be required if all directors and corporate auditors retired at each balance sheet date.

(2) Obligations under the Public Official Mutual Assistance Association Law

As a formerly wholly government-owned company, JT is obligated by the Public Official Mutual Assistance Association Law to reimburse the Japanese government for pension expenses incurred each year by the government for former employees of Japan Tobacco and Salt Public Corporation, JT's predecessor entity, and others for their services during certain periods before July 1, 1956. Effective April 1, 2003, such obligations have been recognized as a liability at their present value using the actuarially determined computation method. Prior to April 1, 2003, they had been charged to expenses based on the annual cash payments in respect of claims for reimbursement invoiced to JT by the Social Insurance Agency (see o)Accounting Change, (1) Change in accounting policies).

i) Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that deemed to have transferred ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

j) Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the financial statements for the year upon shareholders' approval.

k) Foreign Currency Transactions

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the rates prevailing at each balance sheet date and the resulting unrealized exchange gains or losses are recognized in current earnings. The exchange gains or losses from translation are recognized in the consolidated statements of operations to the extent that hedging derivative financial instruments for foreign currency transactions do not qualify for hedge accounting (see l) Derivatives).

All assets and liabilities of foreign consolidated subsidiaries are translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. All revenue and expense accounts are translated at average exchange rates during each subsidiary's respective fiscal year. The resulting translation adjustments are reported as a separate component of shareholders' equity. Prior to April 1, 2002, revenue and expense accounts of foreign consolidated subsidiaries had been translated into Japanese yen at each subsidiary's year-end exchange rate (see o) Accounting Change, (1) Change in accounting policies).

l) Derivatives

All derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of operations. For derivatives which qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until the corresponding hedged item is recognized in earnings.

JT's trade payables denominated in foreign currencies hedged by foreign exchange forward contracts and the 6.75% U.S. dollar bonds due July 2004 hedged by a foreign currency swap agreement qualify for hedge accounting and are translated at the foreign exchange rate stipulated in the contracts.

Interest rate swaps that qualify for hedge accounting and meet specific matching criteria are not remeasured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income.

m) Foreign Consolidated Subsidiaries

JTISA and other foreign consolidated subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The significant accounting policies, which are different from JT's policies, are as follows:

(1) Inventories

Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or average cost.

(2) Property, plant and equipment

Depreciation of property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.

(3) Goodwill and trademarks

Goodwill arising from the acquired foreign subsidiaries of RJR Nabisco and recorded at JT International is not subject to amortization but is rather required to be tested for impairment at least annually. Prior to January 1, 2002, goodwill had been amortized using the straight-line method over 40 years (see o) Accounting Change, (2) The adoption of new accounting standards).

Trademarks are principally amortized using straight-line method over 40 years.

(4) Retirement benefit pension plans

If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The additional minimum liability is charged directly to retained earnings, if such amount exceeds unrecognized prior service cost, net of any tax benefits.

(5) Derivatives

All derivatives are used to hedge foreign exchange risk and are recognized as either assets or liabilities in the balance sheet and measured at fair value. Changes in the fair value of derivatives are recorded in current earnings for each fiscal year.

n) Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding in each period, which was 2,000,000 shares for the years ended March 31, 2002 and 2003 and 1,977,100 shares for the year ended March 31, 2004. Diluted net income per share is not disclosed because there were no dilutive potential common shares that were outstanding during each of the three years in the period ended March 31, 2004.

Effective from the year ended March 31, 2003, net income per share is computed in accordance with Accounting Standard No. 2, "Accounting Standard for Earnings per Share," issued by the Accounting Standards Board of Japan ("ASB") in September 2002. The adoption of this standard had no material effect on the net income per share of the Company.

Cash dividends per share presented in the consolidated statements of operations are dividends applicable to the respective years including dividends to be paid after the end of the year.

o) Accounting Change

(1) Change in accounting policies

Translation of Revenue and Expense Accounts of Foreign Consolidated Subsidiaries– Effective April 1, 2002, the Company changed its accounting policy for translating revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen to more appropriately present the results of operations of the foreign consolidated subsidiaries as their significance increased. Consequently, revenue and expense accounts of the foreign consolidated subsidiaries are now translated into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. Prior to April 1, 2002, they had been translated into Japanese yen at the rates of exchange in effect at each subsidiary's respective fiscal year end. As a result of this change, income before income taxes and minority interest for the year ended March 31, 2003, increased ¥968 million, as compared to the previous method. The effects of this accounting change on segment information are disclosed in Note 15, "Segment Information".

Accounting for the Obligations under the Public Official Mutual Assistance Association Law–Effective April 1, 2003, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. Its annuity basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. The change in accounting policy recognized this liability as part of the liabilities for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003. Prior to the change, annuity-basis contributions had been recorded as expenses when paid. In connection with this accounting change, the Company fully recognized a liability as of April 1, 2003 and a related charge of ¥185,095 million ($1,751 million) for the year ended March 31, 2004. As a result of this change, operating income for the year ended March 31, 2004 increased ¥15,581 million ($147 million) and income before income taxes and minority interest for the year ended March 31, 2004 decreased by ¥172,291 million ($1,630 million) as compared to under the previous method, which resulted in a loss before income taxes and minority interest for the year then ended. The effects of this accounting change on segment information are disclosed on Note 15, "Segment Information".

(2) The adoption of new accounting standards

Accounting for Goodwill Recognized by Foreign Consolidated Subsidiaries– Prior to January 1, 2002, goodwill acquired through the acquisition of the non-U.S. tobacco operations of RJR Nabisco had been amortized using the straight-line method over 40 years. In June 2001, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which was effective from JT International's fiscal year beginning on January 1, 2002. Under SFAS No. 142, goodwill is no longer subject to amortization but is required to be tested for impairment at least annually. Based on the transitional impairment tests performed upon the adoption of SFAS No. 142, no impairment losses were recognized. As a result of adopting this new accounting standard, income before income taxes and minority interest for the year ended March 31, 2003, increased by ¥10,454 million, as compared to the previous method.

p) New Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003 ASB issued ASB Guidance No.6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standard requires an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The Company is currently in the process of assessing the effect of adoption of these pronouncements.

4. Short-Term Investments and Investment Securities

Short-term investments and investment securities at March 31, 2003 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Short-term investments:			
Time deposits	¥ 1,048	¥ 23,201	$ 220
Government and corporate bonds	18,981	49,299	466
Certificates of deposit	–	121,000	1,145
Trust fund investments and other	874	3,331	31
Total	¥20,903	¥196,831	$1,862
Investment securities:			
Equity securities	¥45,781	¥ 64,150	$ 607
Government and corporate bonds	12,347	3,919	37
Trust fund investments and other	5,701	462	4
Total	¥63,829	¥ 68,531	$ 648

Information regarding marketable available-for-sale securities at March 31, 2003 and 2004 was as follows:

	Millions of yen			
	2003			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	¥36,141	¥7,333	¥1,805	¥41,669
Government and corporate bonds	18,714	373	3	19,084
Trust fund investments and other	6,714	12	1,160	5,566
Total	¥61,569	¥7,718	¥2,968	¥66,319

	Millions of yen			
	2004			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	¥35,521	¥24,682	¥437	¥59,766
Government and corporate bonds	16,020	255	1	16,274
Trust fund investments and other	708	6	23	691
Total	¥52,249	¥24,943	¥461	¥76,731

	Millions of U.S. dollars			
	2004			
	Cost	Unrealized gain	Unrealized loss	Fair value
Equity securities	$336	$234	$4	$566
Government and corporate bonds	152	2	0	154
Trust fund investments and other	6	0	0	6
Total	$494	$236	$4	$726

The carrying amounts of non-marketable available-for-sale securities at March 31, 2003 and 2004 were as follows:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Equity securities	¥ 4,112	¥ 4,384	$ 41
Government and corporate bonds	12,244	36,944	349
Certificates of deposit	–	121,000	1,145
Trust fund investments and other	1,009	3,102	29
Total	¥17,365	¥165,430	$1,564

Proceeds from sales of available-for-sale securities and related gross realized gains and losses on those sales, computed on the moving average cost basis for the years ended March 31, 2002, 2003 and 2004, were as follows:

	Millions of yen			Millions of U.S. dollars
	2002	2003	2004	2004
Proceeds from sales	¥5,891	¥11,970	¥6,923	$ 66
Gross realized gains	¥ 337	¥ 769	¥ 480	$ 5
Gross realized losses	(95)	(5,290)	(983)	(9)
Net realized gain (loss)	¥ 242	¥(4,521)	¥ (503)	$ (4)

The amounts of securities classified as available-for-sale at March 31, 2004, based on their contractual maturity dates, were as follows:

	Millions of yen	Millions of U.S. dollars
Due within one year	¥173,797	$1,644
Due after one year through five years	4,026	38
Due after five years through ten years	80	1
Due after ten years	2	0
Total	¥177,905	$1,683

5. Inventories

Inventories at March 31, 2003 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Leaf tobacco	¥354,400	¥317,821	$3,007
Finished products	52,297	50,924	482
Other	85,480	87,756	830
Total	¥492,177	¥456,501	$4,319

JT leaf tobacco inventory in excess of the minimum amount necessary for future production is subject to annual devaluation. The net effect of the change in the devaluation was credited to cost of sales as follows:

	Millions of yen			Millions of U.S. dollars
	2002	2003	2004	2004
Net effect of the change in devaluation credit	¥1,999	¥718	¥6,624	$63

6. Short-term Bank Loans and Long-term Debt

Short-term bank loans as of March 31, 2003 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Yen loans with interest rates of 0.45% to 1.81% at March 31, 2003 and of 0.45% to 1.50% at March 31, 2004	¥ 7,141	¥ 7,561	$ 72
Foreign currency loans with interest rates of 0.9% to 6.6% at March 31, 2003 and of 1.59% to 9.30% at March 31, 2004	13,382	20,032	189
Total	¥20,523	¥27,593	$261

Long-term debt at March 31, 2003 and 2004 comprised the following:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
1.98% yen bonds, due 2009	¥150,000	¥ 150,000	$ 1,419
6.75% U.S. dollar bonds, due in July 2004	122,000	122,000	1,154
Secured yen bonds of a subsidiary, due through 2008, with interest rates of 1.98% to 2.51%	500	1,500	14
Long-term bank loans due through 2018	131,476	80,110	758
Total	403,976	353,610	3,345
Less current portion	(55,910)	(145,116)	(1,373)
Long-term debt, less current portion	¥348,066	¥ 208,494	$ 1,972

JT has entered into interest rate swap agreements since March 2004 to convert interest payments on 1.98% yen bonds due 2009 to floating rate payments on a LIBOR basis, which was at 1.24% at March 31, 2004, in order to manage interest rate risks on these bonds. JT has also entered into currency swap agreements to fix Japanese yen cash flows on principal and interest payments of 6.75% U.S. dollar bonds due in July 2004, under which JT pays 1.546% Japanese yen interest in exchange for 6.75% U.S. dollar interest. In addition, JT and certain domestic consolidated subsidiaries have entered into interest rate swap agreements to fix variable rate interest payments of Japanese yen loans. The effective interest rates for yen denominated long-term loans outstanding at March 31, 2003 and 2004, after giving effect to such swap agreements, were 0.43% to 5.50% and 0.68% to 5.50%, respectively. Annual interest rates applicable to long-term loans denominated in foreign currencies outstanding at March 31, 2003 and 2004 ranged from 1.00% to 8.60% and 4.36% to 8.24%, respectively.

Annual maturities of long-term debt at March 31, 2004 were as follows:

Years Ending March 31,	Millions of yen	Millions of U.S. dollars
2005	¥145,116	$1,373
2006	21,362	202
2007	19,086	180
2008	11,905	113
2009	1,136	11
2010 and thereafter	155,005	1,466
Total	¥353,610	$3,345

Under the JT Law, obligations created by the bonds issued by JT (all bonds listed above except for secured yen bonds of a subsidiary) are secured by a statutory preferential right over the property of JT. This right entitles the holders thereof to claim satisfaction in preference to unsecured creditors (with the exception of national and local taxes and certain other statutory obligations).

Substantially all of the short-term bank loans and long-term debt are unsecured. Secured loans and debt of certain consolidated subsidiaries at March 31, 2004 were as follows:

	Millions of yen	Millions of U.S. dollars
Long-term bank loans	¥3,823	$36
Others, principally short-term bank loans and bonds	789	8
Total	¥4,612	$44

The carrying amounts of assets pledged as collateral for the above secured loans and debt at March31, 2004 were as follows:

	Millions of yen	Millions of U.S. dollars
Land	¥ 4,876	$ 46
Buildings and structures	3,023	29
Machinery, equipment and vehicles	4,592	43
Total	¥12,491	$118

General agreements with respective banks provide, as is customary in Japan, that additional collateral must be provided under certain circumstances if requested by such banks and that certain banks have the right to offset cash deposited with them against any long-term or short-term debt or other debt payable to the banks. JT has never been requested to provide additional collateral.

7. Income Taxes

JT and its domestic consolidated subsidiaries are subject to Japanese corporate tax, inhabitants tax and enterprise tax based on income which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 41.75% for the years ended March 31, 2002, 2003 and 2004. Foreign consolidated subsidiaries are subject to income taxes of the countries in which they operate.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2003 and 2004 were as follows:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Deferred tax assets:			
Liabilities for employees' retirement benefits	¥ 74,375	¥ 71,122	$ 673
Obligations under the Public Official Mutual Assistance Association Law	–	69,519	658
Net operating loss carryforwards	21,125	23,874	226
Other	52,899	63,397	599
Less valuation allowance	(22,159)	(21,929)	(207)
Total	126,240	205,983	1,949
Deferred tax liabilities:			
Deferred gain on sales of fixed assets for income tax purposes	35,530	39,501	374
Basis differences in assets acquired and liabilities assumed upon acquisition	40,263	34,946	331
Other	14,898	25,174	238
Total	90,691	99,621	943
Net deferred tax assets	¥ 35,549	¥106,362	$1,006

Net deferred tax assets at March 31, 2003 and 2004 were reflected on the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Other current assets	¥ 19,977	¥ 30,220	$ 286
Deferred tax assets	64,524	121,548	1,150
Other current liabilities	(42)	(1,146)	(11)
Deferred tax liabilities	(48,910)	(44,260)	(419)
Net deferred tax assets	¥ 35,549	¥106,362	$1,006

A reconciliation between the normal effective statutory tax rates for the years ended March 31, 2002 and 2004 and the actual effective tax rates reflected in the accompanying consolidated statements of operations was as follows:

	2002	2004
Normal effective statutory tax rate	41.75%	41.75%
Tax rate difference applied for foreign consolidated subsidiaries	–	101.96%
Tax credits	–	52.46%
Non-deductible expenses	–	(39.77)%
Amortization of goodwill not tax-deductible	9.75%	(33.83)%
Lower tax rates applied for fiscal years beginning on or after April 1, 2004	–	(40.89)%
Tax benefits not recognized on operating losses of subsidiaries	4.54%	—
Other – net ..	1.70%	(18.41)%
Actual effective tax rate	57.74%	63.27%

For the year ended March 31, 2003, reconciliation between the normal effective statutory tax rate (41.75%) and the actual effective tax rate (43.38%) was not disclosed, because no disclosure is required for the difference in tax rates less than 5% of the normal effective statutory tax rate (2.09%) under the Securities Law.

The Law to Amend a Part of Local Tax Laws (the "Laws") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Laws are to be applied to fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of the change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥3,289 million and ¥1,465 million, respectively as of March 31, 2003, and the effects were charged to income taxes-deferred and credited to unrealized gain on available-for-sale securities in the amount of ¥1,855 million and ¥31million, respectively.

8. Tobacco Excise Taxes

JT is subject to national and local tobacco excise taxes (per unit tax) on its tobacco products sold in the domestic market. JT's five domestic distribution service subsidiaries are also subject to the local tobacco excise tax (per unit tax) on their wholesale of foreign brand tobacco products purchased from foreign tobacco manufacturers through importers, while the national tobacco excise tax is paid and charged to these subsidiaries by importers. At March 31, 2004, subject to a few minor exceptions, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes are ¥3,126 per thousand units, ¥3,946 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,892 per thousand units. Prior to the amendment of the tobacco excise tax law effective July 1, 2003, the national tobacco excise tax, the local tobacco excise tax and the national tobacco special excise tax on cigarettes were ¥2,716 per thousand units, ¥3,536 per thousand units and ¥820 per thousand units, respectively, for a total tobacco excise tax of ¥7,072 per thousand units. Foreign subsidiaries are also subject to excise taxes on cigarettes sold in their domiciles. The aggregate amount of such tobacco excise taxes included in cost of sales for the years ended March 31, 2002, 2003 and 2004 were ¥2,502,205 million, ¥2,484,727 million and ¥2,605,343 million ($24,651 million), respectively, including national tobacco excise taxes paid by importers of ¥285,928 million, ¥290,788 million and ¥299,255 million ($2,831 million), respectively.

9. Liabilities for Retirement Benefits

Employee's retirement benefits

JT's unfunded severance indemnity plan and a cash balance pension plan as well as a defined contribution plan, were implemented effective October 1, 2003 to replace the pre-existing defined benefit plans, an unfunded severance indemnity plan and a non-contributory defined benefit pension plan. The newly implemented unfunded severance indemnity plan provides lump-sum retirement benefits based on credits earned in each year of service. Employees are entitled to receive larger payments in certain circumstances such as involuntary termination, retirement at the mandatory retirement age, voluntary termination at certain specific ages prior to mandatory retirement age or death. The cash balance pension plan provides retirement benefits in the form of a lump-sum payment or annuity payments based on current and past principal credits earned and interest credits over time based on these principal credits.

Domestic consolidated subsidiaries principally have unfunded severance indemnity plans and/or defined benefit pension plans covering substantially all of their employees, under which benefits are provided based on the rate of pay at the time of termination, years of service and certain other factors.

Foreign consolidated subsidiaries principally sponsor non-contributory defined benefit pension plans covering most of their employees. Plans covering regular full-time employees provide pension benefits based on credits, determined by age, years of service and final average compensation before retirement.

The liabilities for employees' retirement benefits at March 31, 2003 and 2004 consisted of the following:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Projected benefit obligations	¥(450,862)	¥(374,385)	$(3,542)
Fair value of plan assets	141,891	152,357	1,441
Funded status	(308,971)	(222,028)	(2,101)
Unrecognized actuarial net loss	66,976	23,801	225
Unrecognized prior service cost	17,478	621	6
Net amount recognized	(224,517)	(197,606)	(1,870)
Minimum pension liability adjustments	(5,220)	(4,665)	(44)
Prepaid pension cost	(608)	(9,557)	(90)
Liabilities for employees' retirement benefits	¥(230,345)	¥(211,828)	$(2,004)

The components of net periodic retirement benefit cost for the years ended March 31, 2002, 2003 and 2004 were as follows:

	Millions of yen			Millions of U.S. dollars
	2002	2003	2004	2004
Service cost	¥17,804	¥18,673	¥16,947	$160
Interest cost	15,655	13,034	12,399	117
Expected return on plan assets	(6,681)	(4,813)	(4,410)	(42)
Amortization of transitional obligation	6,176	6,042	—	—
Recognized actuarial (gain) loss	2,171	5,006	17,125	162
Amortization of prior service cost	4,209	2,101	2,696	26
Net periodic retirement benefit cost	¥39,334	¥40,043	¥44,757	$423

Significant assumptions primarily used for the years ended March 31, 2002, 2003 and 2004 were as follows:

	2002	2003	2004
Discount rate	2.5%	2.5%	2.5%
Expected rate of return on plan assets	4.0%	2.0%	2.0%

The amortization period for the transitional obligation, calculated upon the initial application of the new accounting standard for employees' retirement benefits is principally 3 years. Actuarial gains or losses that result from changes in plan experience and actuarial assumptions are principally amortized over 10 years. The amortization period for the prior service cost that resulted from retroactive application of a plan amendment is principally 10 years. The retirement benefit attributable to each year is calculated by assigning the same amount of pension benefits to each year of service.

In connection with the implementation of the defined contribution plan at October 1, 2003, JT partially terminated its pre-existing defined benefit plans and recognized a gain of ¥9,870 million ($93 million) with the following effects reflected in the consolidated financial statements for the year ended March 31, 2004.

	Millions of Yen	Millions of U.S. Dollars
	2004	2004
Settlement of projected benefit obligations..	¥ 52,321	$ 495
Prior service cost recognized in earnings	(1,003)	(10)
Actuarial loss recognized in earnings	(8,798)	(83)
Withdrawal of plan assets for initial contributions	(14,718)	(139)
Decrease in liabilities for retirement benefits	27,802	263
Required additional initial contributions	(17,932)	(170)
Gain on termination of the defined benefit plans	¥ 9,870	$ 93

Additional initial contributions to the defined contribution plan of ¥17,932 million ($170 million) are required through 2006 on an installment basis and the unpaid balances were reported as other accounts payable of ¥4,470 million ($42 million) and other non-current liabilities of ¥8,939 million ($85 million) in the consolidated balance sheet as of March 31, 2004.

The Company's contributions to the defined contribution plans which were charged to expenses, including those of certain foreign consolidated subsidiaries, were ¥1,332 million ($13 million) for the year ended March 31, 2004.

In accordance with the Defined Benefit Pension Plan Law enacted in April 2002, certain domestic subsidiaries applied for exemption from obligations to pay benefits for future employee services related to the substitutional portion of the National Welfare Pension, which would result in the transfer of the pension obligations and related assets to the government upon approval. The domestic subsidiaries obtained approval for exemption from the future obligation by the Ministry of Health, Labor and Welfare on December 19, 2003 and recognized a gain on exemption from the future pension obligation of the governmental program in the amount of ¥1,357 million ($13 million) for the year ended March 31, 2004. The substitutional portion ofthe plan assets which will be transferred to the government in the subsequent year is measured to be approximately ¥3,320 million ($31 million) as at March 31, 2004.

JT offered additional retirement benefits to certain employees under the early retirement programs for business restructuring, which principally included voluntary retirement of full-time white-collar employees in 2002 in order to rationalize administrative operations, closure of three domestic cigarette manufacturing factories in 2003 and closure of four factories and integration of the leaf tobacco purchase functions in 2004 in order to increase operating efficiencies and reduce costs in the domestic tobacco business. Certain domestic subsidiaries also provided additional retirement benefits for early-retired employees in connection with the reorganization of domestic tobacco distribution operations or rationalization of other businesses during these periods. These restructuring activities resulted in recognition of additional retirement benefits as other expenses of ¥31,380 million, ¥5,580 million and ¥29,688 million ($281 million) for the years ended March31, 2002, 2003 and 2004, respectively, which included a one-time charge for the unrecognized actuarial net loss and unrecognized prior service cost attributable to the employees who retired earlier than expected during the years ended March 31, 2002 and 2004.

Certain domestic consolidated subsidiaries participate in multi-employer contributory pension plans, the required contributions to which are recognized as a net pension cost for the year. Plan assets allocated based on amounts contributed as of March 31, 2003 and 2004 were ¥3,715 million and ¥4,157 million ($39million), respectively.

Certain foreign consolidated subsidiaries also provide certain health and life insurance benefits for retired employees and their dependents.

The retirement benefits paid to directors and corporate auditors are subject to approval by resolution at the shareholders meeting. The Company's liabilities for retirement benefits for directors and corporate auditors as of March 31, 2003 and 2004 were ¥1,294 million and ¥1,203 million ($11 million), respectively.

Obligations under the Public Official Mutual Assistance Association Law

Employees of JT, including former employees of Japan Tobacco and Salt Public Corporation ("JTSPC"), JT's predecessor entity before the privatization in 1985, and others, are entitled to receive benefits under the government-sponsored pension plan by the Public Official Mutual Assistance Association Law (the "Law"). The benefits, in the form of lifetime annuity payments by the Social Insurance Agency, are determined based on the standard pay rate, the length of service and other factors. As a formerly wholly government-owned company, JT is obligated by the Law to reimburse the Japanese government for pension expenses incurred each year by the government in respect of former employees of JTSPC and others for their services during certain periods before July 1, 1956, the enactment date of the Law.

Such obligations were recorded as liabilities at April 1, 2003 based on the actuarially determined computation method. Any actuarial gain or loss arising subsequent to April 1, 2003 is deferred and amortized over 10 years.

The liabilities and costs recognized for such obligations as of and for the year ended March 31, 2004 were as follows:

	Millions of Yen	Millions of U.S. Dollars
	2004	2004
Benefit obligations	¥(169,751)	$(1,606)
Unrecognized actuarial gain	(2,540)	(24)
Liabilities recognized	¥(172,291)	$(1,630)

	Millions of yen	Millions of U.S. Dollars
	2004	2004
Interest cost	¥2,776	$26
Recognized actuarial gain	—	—
Net periodic cost	¥2,776	$26

The assumed discount rate used in the actuarial computation for the year ended March 31, 2004 was 1.5%.

10. Shareholders' Equity

Japanese companies are subject to the Code, to which various amendments have become effective since October 1, 2001.

Effective October 1, 2001, the Code was revised whereby common stock par value was eliminated, resulting in all shares being recorded with no par value. At least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The revised Code also provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve until such reserve and additional paid-in capital equals 25% of common stock. The amount of total additional paid-in capital and legal reserve that exceeds 25% of the common stock may be available for dividends by resolution of the shareholders. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the common stock by resolution of the Board of Directors. JT's legal reserve amount, which is included in retained earnings, totals ¥18,776 million ($178 million) as of March 31, 2003 and 2004.

The revised Code relaxed restrictions on the repurchase and use of treasury stock, allowing Japanese companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of common stock, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders meeting.

At the general shareholders' meeting held on June 25, 2003, JT's shareholders approved repurchasing up to 100,000 shares of JT's common stock for up to an aggregate amount of ¥75,000 million ($710 million) by the end of the shareholders' meeting in June 2004. Based on the resolution of the meeting of the board of directors on October 8, 2003, JT repurchased 45,800 shares of its common stock for a total repurchase price of ¥34,579 million ($327 million), or ¥755,000 ($7,144) per share on October 9, 2003.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon a resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Under the Code, the amount available for dividends is based on retained earnings as recorded on JT's books. At March 31, 2004, the amount of retained earnings available for future dividends subject to the approval of the shareholders as well as the Minister of Finance under the JT Law was ¥690,779 million ($6,536 million).

The Special Taxation Measures Law in Japan permits companies to take as tax deductions certain reserves if provided through an appropriation of retained earnings. Under Japanese tax laws, these reserves must be reversed to income in future years. The deferred gain on sales of fixed assets, net on tax effects, included in "Retained earnings" provided under the Special Taxation Measures Law at March 31, 2003 and 2004 was ¥54,338 million and ¥58,433 million ($553 million), respectively.

11. Research and Development Costs and Advertising Costs

Research and development costs charged to expenses as incurred for the years ended March 31, 2002, 2003 and 2004 were ¥52,702 million, ¥44,512 million and ¥42,226 million ($400 million), respectively.

Advertising costs are charged to expense as incurred and totaled ¥195,497 million, ¥177,810 million and ¥177,116 million ($1,676 million) for the years ended March 31, 2002, 2003 and 2004, respectively.

12. Lease Transactions

The Company, as a lessee, leases certain structures, vehicles, vending machines and other assets. Total rental expenses under the above leases for the years ended March 31, 2002, 2003 and 2004 were ¥5,483 million, ¥5,581 million and ¥5,810 million ($55 million), respectively.

Pro forma information of leased property, such as acquisition cost, accumulated depreciation and obligations under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis at March 31, 2003 and 2004 was as follows:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Acquisition cost:			
Machinery, equipment and vehicles	¥ 6,136	¥ 7,126	$ 67
Tools	20,100	19,515	185
Others	12	1,600	15
Total acquisition cost	26,248	28,241	267
Accumulated depreciation	13,313	13,425	127
Net leased property	¥12,935	¥14,816	$140

The above acquisition cost includes related interest expenses.

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Obligations under finance leases:			
Due within one year	¥ 4,953	¥ 5,098	$ 48
Due after one year	7,982	9,718	92
Total	¥12,935	¥14,816	$140

The above obligations under finance leases included related interest expenses.

Pro forma depreciation expenses for the years ended March 31, 2002, 2003 and 2004, which have not been reflected in the accompanying consolidated statements of operations, computed by the straight-line method, were ¥5,483 million, ¥5,581 million and ¥5,810 million ($55 million), respectively.

The Company, as a lessor, leases certain computer equipment and other assets. Total lease revenue under the above leases for the years ended March 31, 2002, 2003 and 2004 was ¥1,175 million, ¥1,001 million and ¥411 million ($4 million), respectively.

Information of leased property included in the accompanying financial statements, such as acquisition cost, accumulated depreciation and claims under finance leases that do not transfer ownership of the leased property to the lessee, at March 31, 2003 and 2004 was as follows:

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Acquisition cost:			
Machinery, equipment and vehicles	¥1,604	¥ 855	$ 8
Tools	1,765	1,098	10
Total acquisition cost	3,369	1,953	18
Accumulated depreciation	2,393	1,453	13
Net leased property	¥ 976	¥ 500	$ 5

	Millions of yen		Millions of U.S. dollars
	2003	2004	2004
Claims under finance leases:			
Due within one year	¥ 534	¥268	$3
Due after one year	632	315	3
Total	¥1,166	¥583	$6

The above claims under finance leases included related interest income.

Depreciation expenses for the years ended March 31, 2002, 2003 and 2004 which have been reflected in the accompanying consolidated statements of operations were ¥1,044 million, ¥804 million and ¥354 million ($3 million), respectively.

13. Commitments and Contingencies

JT has been manufacturing and selling Marlboro brand cigarettes in Japan under a license arrangement from Philip Morris Products S.A. since 1973. The arrangement has been renewed several times and the current arrangement expires in April 2005. In August 2003, JT and Philip Morris International Inc. agreed not to renew the agreement upon the expiration in April 2005.

The Tobacco Business Law and related regulations govern JT's domestic leaf tobacco procurement. The Tobacco Business Law requires JT to enter into advance purchase contracts annually with each domestic tobacco grower who intends to cultivate leaf tobacco for sale to JT. These contracts specify the total cultivation area for each variety of leaf tobacco and the prices of leaf tobacco by variety and grade. JT is obliged to purchase all leaf tobacco produced pursuant to these contracts which is suitable for the manufacture of tobacco products.

Before conclusion of the contracts, JT is required to consult with the Leaf Tobacco Deliberative Council (*Hatabako shingi kai*), a deliberative body organized under the Tobacco Business Law to provide their opinion to JT as to the aggregate cultivation area for each variety of leaf tobacco and the prices for leaf tobacco by variety and grade. JT is legally required to respect the opinion of the council. The council is charged with examining and deliberating important matters relating to the production and purchase of domestically produced leaf tobacco. The council consists of members appointed by JT with the approval of the Minister of Finance from among representatives of domestic leaf tobacco growers and various academic appointees. The council is obliged to provide its opinion as to the appropriate prices of leaf tobacco based on the level which would allow continued domestic production of leaf tobacco, by taking into account economic conditions such as production costs and commodity prices.

Domestic tobacco growers typically entrust the Japan Tobacco Growers Association (*Zenkoku tabakokosaku kumiai chuo kai*) with negotiation of the fundamental terms of their contracts with JT, including the purchase price of tobacco. JT enters into a common agreement with the association regarding fundamental contractual terms. The common agreement also includes disaster relief provisions which require JT to pay money to domestic tobacco growers whose tobacco plants or crops suffer from natural disasters. Pursuant to these provisions and based on the degree of damages, JT pays a maximum of 50% of the figure calculated by multiplying each cultivator's agreed cultivation area for the disaster year by their average procurement price per acreage for previous years.

The Company is subject to litigation alleging damage from tobacco use or exposure to cigarette smoke. To date, the Company has never lost a case or paid any settlement award in connection with any smoking and health-related litigation in which the Company has been named as a defendant.

In November 2000, the European Union (the "EU") brought a lawsuit against JT in a Federal district court in the United States claiming that JT had conspired with various third parties to smuggle tobacco products, thereby reducing tax revenues and harming other EU economic interests. The federal district court dismissed this case in July 2001. In January 2002, the EU and its ten member states brought before the same court another lawsuit against JT and various affiliates alleging similar claims. Although the court dismissed the case, the plaintiffs have subsequently appealed the case. In January 2004, such district court's judgment was vacated and remanded by the federal court of appeals because of a procedural flaw in the district court proceedings.

In December 1999, the Canadian government brought a lawsuit in the United States against JTI-Macdonald Corp., JT's operating subsidiary in Canada, as well as certain RJR affiliates, alleging that it avoided the imposition of certain excise and retail taxes and duty payments by illegally importing into Canada tobacco products originally exported from Canada. After dismissal of the case in the district and appeals court on the grounds that U.S. courts cannot be used by foreign governments to collect tax revenues, in November 2002 the United States Supreme Court refused to accept an appeal of the lower court ruling. In August 2003, the Canadian government filed a civil case in Ontario, Canada, against RJR and its subsidiaries as well as JT and its subsidiaries, including JTI-Macdonald Corp., mainly claiming damages allegedly suffered by the Canadian government in connection with the alleged illicit importation of tobacco products into Canada.

In July 2001, the EU issued Directive 2001/37, which includes provisions which have been interpreted to prohibit the use of terms such as "mild" in relation to tobacco products. In order to assert JT's right to use the Mild Seven trademark in the EU, JT launched a set of legal challenges against the Directive. In the case in which JT requested annulment of Article 7 of EU Directive 2001/37, the Court of First Instance of the EU dismissed the case without going into the substance of JT's particular case in September 2002. In a similar case which JT joined in UK, the European Court of Justice, which was requested by UK court to rule on validity of EU Directive 2001/37, issued a judgment stating that it should be valid, in December 2002. To the extent that individual member states enact implementing legislation to prohibit the use of terms such as"mild" or "light", this legislation would have an adverse effect on the Company's brands which include these terms, such as *Mild Seven* brand in particular, the Company's best-selling brand worldwide. The Company has withdrawn *Mild Seven* products from sale in the EU member states and is taking necessary measures to ensure that such terms are no longer used on other brands in such states.

14. Other Expenses

"Other-net" included in "Other Income (Expenses)" for the years ended March 31, 2002, 2003 and 2004 consisted of the following:

	Millions of yen			Millions of U.S. dollars
	2002	2003	2004	2004
Financial support for domestic tobacco growers	¥ (897)	¥ (714)	¥ (3,641)	$ (35)
Foreign exchange gain (loss)-net	64	(6,701)	(5,857)	(56)
Write-down of investment securities	(12,887)	(11,108)	(460)	(4)
Gain (loss) on sales of investment securities-net	242	(4,521)	(503)	(4)
Business restructuring costs	(44,799)	(11,414)	(40,819)	(386)
Loss on discontinued businesses	(1,550)	(1,814)	(5,866)	(56)
Compensation for contract cancellation	(5,000)	–	—	—
Amortization of transitional obligation of employees' retirement benefits (see Note 9)	(6,176)	(6,042)	—	—
Gain on termination of the defined benefit plans (see Note 9)	–	–	9,870	93
Others-net	(6,750)	(2,307)	(5,835)	(55)
Total	¥ (77,753)	¥ (44,621)	¥ (53,111)	$(503)

Business restructuring costs for the year ended March 31, 2004 included an accelerated depreciation charge of ¥9,393 million ($89 million) as a result of the reduction of the useful lives of certain property and equipment to the remaining period of use. These property and equipment relate to tobacco manufacturing factories and other tobacco operation facilities which ceased or will cease their operations by March 31, 2005 as a result of restructuring of the domestic tobacco business to improve operating efficiency. Business restructuring costs also included early retirement benefits to employees as discussed in Note 9.

The Company disposed of by sale a hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, on March 31, 2004. An accelerated depreciation charge on these properties of ¥4,795 million ($45 million) recognized at the time of agreement of the sale was included in loss on discontinued businesses for the year then ended.

15. Segment Information

The Company's business is divided into the tobacco, pharmaceutical, foods and other industry segments. The tobacco segment consists of the manufacture and sale of tobacco products, primarily cigarettes, in Japan and overseas. The pharmaceutical segment is concerned with the development, manufacture and sale of prescription drugs. The foods segment involves the manufacture and sale of beverages and processed foods. Other segments include the real estate business, agribusiness, engineering business and other operations.

(1) Industry Segments

Information about the industry segments of the Company for the years ended March 31, 2002, 2003 and 2004 was as follows:

	Millions of yen						
	2002						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,178,034	¥ 61,868	¥221,197	¥ 83,076	¥4,544,175	¥ –	¥4,544,175
Intersegment sales	6,478	49	1,087	44,672	52,286	(52,286)	–
Total sales	4,184,512	61,917	222,284	127,748	4,596,461	(52,286)	4,544,175
Operating expenses	3,992,398	80,902	234,144	125,951	4,433,395	(53,025)	4,380,370
Operating income (loss)	¥ 192,114	¥(18,985)	¥(11,860)	¥ 1,797	¥ 163,066	¥ 739	¥ 163,805
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,309,599	¥125,209	¥133,244	¥190,130	¥2,758,182	¥304,895	¥3,063,077
Depreciation and amortization other than goodwill	117,566	5,823	8,242	17,411	149,042	(946)	148,096
Amortization of goodwill	11,289	4,643	5,877	409	22,218	–	22,218
Capital expenditures	70,086	2,276	6,936	18,186	97,484	(957)	96,527

	Millions of yen						
	2003						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,134,466	¥ 53,927	¥232,404	¥ 71,467	¥4,492,264	¥ —	¥4,492,264
Intersegment sales	6,575	—	857	36,920	44,352	(44,352)	—
Total sales	4,141,041	53,927	233,261	108,387	4,536,616	(44,352)	4,492,264
Operating expenses	3,927,699	67,782	246,429	107,455	4,349,365	(46,064)	4,303,301
Operating income (loss)	¥ 213,342	¥(13,855)	¥(13,168)	¥ 932	¥ 187,251	¥ 1,712	¥ 188,963
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,153,081	¥114,726	¥135,317	¥236,525	¥2,639,649	¥318,016	¥2,957,665
Depreciation and amortization other than goodwill	108,504	4,102	6,168	18,705	137,479	(945)	136,534
Amortization of goodwill (negative goodwill)	(427)	4,643	7,546	37	11,799	—	11,799
Capital expenditures	60,975	1,161	7,275	38,803	108,214	965	109,179

	Millions of yen						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥4,236,920	¥ 51,242	¥250,138	¥ 86,851	¥4,625,151	¥ —	¥4,625,151
Intersegment sales	6,286	—	338	37,281	43,905	(43,905)	—
Total sales	4,243,206	51,242	250,476	124,132	4,669,056	(43,905)	4,625,151
Operating expenses	4,004,797	64,082	255,327	112,156	4,436,362	(45,245)	4,391,117
Operating income (loss)	¥ 238,409	¥(12,840)	¥ (4,851)	¥ 11,976	¥ 232,694	¥ 1,340	¥ 234,034
Assets, depreciation and amortization and capital expenditures:							
Assets	¥2,122,261	¥114,315	¥141,430	¥250,268	¥2,628,274	¥400,810	¥3,029,084
Depreciation and amortization other than goodwill	104,754	3,828	6,252	19,010	133,844	(616)	133,228
Amortization of goodwill (negative goodwill)	—	4,586	1,899	(312)	6,173	—	6,173
Capital expenditures	60,558	2,612	9,143	18,077	90,390	480	90,870

	Millions of U.S. dollars						
	2004						
	Tobacco	Pharmaceuticals	Foods	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$40,088	$ 485	$2,367	$ 821	$43,761	$ —	$43,761
Intersegment sales	60	—	3	353	416	(416)	—
Total sales	40,148	485	2,370	1,174	44,177	(416)	43,761
Operating expenses	37,892	606	2,416	1,061	41,975	(428)	41,547
Operating income (loss)	$ 2,256	$ (121)	$ (46)	$ 113	$ 2,202	$ 12	$ 2,214
Assets, depreciation and amortization and capital expenditures:							
Assets	$20,080	$1,082	$1,338	$2,368	$24,868	$3,792	$28,660
Depreciation and amortization other than goodwill	991	36	59	180	1,266	(5)	1,261
Amortization of goodwill (negative goodwill)	—	43	18	(3)	58	—	58
Capital expenditures	573	25	86	171	855	5	860

Operating expenses represented the aggregate amount of the cost of sales and selling, general and administrative expenses. Capital expenditures include long-term prepaid expenses and expensed amounts of the long-term prepaid expenses were included in depreciation and amortization other than goodwill. Depreciation and amortization other than goodwill presented herein does not include accelerated depreciation of property, plant and equipment recorded for the year ended March 31, 2004 (Note 14).

As described in Note 3 o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, sales to customers and operating income of the tobacco segment for the year ended March 31, 2003 increased by ¥29,160 million and ¥1,372 million, respectively, as compared to the previous method. The effects of this accounting change on pharmaceuticals, foods, and other segments were minor.

As described in Note 3 o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the tobacco segment for the year ended March 31, 2004 increased by ¥15,581 million ($147 million) as compared to the previous method.

(2) Geographical Segments

The geographical segments of the Company for the years ended March 31, 2002, 2003 and 2004 summarized as follows:

	Millions of yen					
	2002					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,873,643	¥ 302,912	¥367,620	¥4,544,175	¥ –	¥4,544,175
Intersegment sales	39,885	128,783	25,138	193,806	(193,806)	–
Total sales	3,913,528	431,695	392,758	4,737,981	(193,806)	4,544,175
Operating expenses	3,759,033	476,214	339,739	4,574,986	(194,616)	4,380,370
Operating income (loss)	¥ 154,495	¥ (44,519)	¥ 53,019	¥ 162,995	¥ 810	¥ 163,805
Assets	¥1,828,501	¥ 717,247	¥189,623	¥2,735,371	¥ 327,706	¥3,063,077

	Millions of yen					
	2003					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,794,323	¥316,992	¥380,949	¥4,492,264	¥ —	¥4,492,264
Intersegment sales	39,717	121,364	21,125	182,206	(182,206)	—
Total sales	3,834,040	438,356	402,074	4,674,470	(182,206)	4,492,264
Operating expenses	3,679,052	460,290	347,295	4,486,637	(183,336)	4,303,301
Operating income (loss)	¥ 154,988	¥(21,934)	¥ 54,779	¥ 187,833	¥ 1,130	¥ 188,963
Assets	¥1,745,501	¥681,909	¥167,770	¥2,595,180	¥ 362,485	¥2,957,665

	Millions of yen					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	¥3,844,100	¥308,613	¥472,438	¥4,625,151	¥ —	¥4,625,151
Intersegment sales	53,813	139,463	18,977	212,253	(212,253)	—
Total sales	3,897,913	448,076	491,415	4,837,404	(212,253)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,715	(214,598)	4,391,117
Operating income (loss)	¥ 195,086	¥(20,986)	¥ 57,589	¥ 231,689	¥ 2,345	¥ 234,034
Assets	¥1,750,804	¥634,438	¥195,984	¥2,581,226	¥ 447,858	¥3,029,084

	Millions of U.S. dollars					
	2004					
	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
Sales to customers	$36,371	$2,920	$4,470	$43,761	$ —	$43,761
Intersegment sales	510	1,320	180	2,010	(2,010)	—
Total sales	36,881	4,240	4,650	45,771	(2,010)	43,761
Operating expenses	35,035	4,438	4,105	43,578	(2,031)	41,547
Operating income (loss)	$ 1,846	$ (198)	$ 545	$ 2,193	$ 21	$ 2,214
Assets	$16,566	$6,003	$1,854	$24,423	$ 4,237	$28,660

"Western Europe" mainly includes Switzerland, France and Germany and "Others" mainly includes Canada, Russia and Malaysia.

Operating expenses represent the aggregate amount of the cost of sales and selling, general and administrative expenses.

As described in Note 3 o) Accounting Change (1) Change in accounting policies, effective April 1, 2002, the Company translates revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen at the average exchange rates during each subsidiary's respective fiscal year. As a result of this change, net sales to customers of the Western Europe and others segments for the year ended March 31, 2003, increased by ¥13,370 million and ¥15,648 million, respectively, as compared to the previous method. Also, for the year ended March 31, 2003, operating loss of the Western Europe segment decreased by ¥936 million and operating income of the others segment increased by ¥2,278 million. This accounting change had no effect on the Japan segment.

As described in Note 3 o) Accounting Change (1) Change in accounting policies, the Company recognized a liability for certain obligations for annuity payments of the government-sponsored defined benefit pension plans as of April 1, 2003. As a result of this change, operating income of the Japan segment for the year ended March 31, 2004 increased by ¥15,581 million ($147 million) as compared to the previous method.

(3) Sales to Foreign Customers

Sales to foreign customers for the years ended March 31, 2002, 2003 and 2004 amounted to ¥684,090 million, ¥708,085 million and ¥789,350 million ($7,469 million), respectively.

16. Derivatives

JT and certain consolidated subsidiaries use derivative financial instruments ("derivatives"), including foreign currency forward contracts, currency swaps and currency options, to hedge foreign exchange risk associated with certain assets and liabilities denominated in foreign currencies. JT and certain consolidated subsidiaries also enter into interest rate swaps as a means of managing their interest rate exposure.

Derivatives are subject to market risk and credit risk. Market risk is the exposure created by potential fluctuations in market conditions, including interest or foreign exchange rates. Credit risk is the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract.

JT and these consolidated subsidiaries do not hold or issue derivatives for trading purposes. The objective of using derivatives is to hedge the Company's exposure to variability in expected future cash flows associated with certain future interest receipts on variable-rate debt securities, certain interest payments on variable-rate borrowings and forecasted foreign currency-denominated transactions, such as payments for purchase of imported leaf tobacco. The effectiveness of the hedging instruments is assessed in accordance with the Risk Management Policy and Practice Manual for financial instruments of JT and these consolidated subsidiaries by comparing the accumulated amount of changes in hedging instruments with hedged items. Hedging instruments and hedged items are summarized as follows:

Hedging instruments	Hedged items
Foreign currency forward contracts	Forecasted foreign currency transactions
Currency options	Forecasted foreign currency transactions
Currency swaps	Foreign currency-denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

Because the counterparties to such derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from credit risk.

The Company had the following derivatives contracts that do not qualify for hedge accounting and are outstanding at March 31, 2003 and 2004:

	Millions of yen					
	2003			2004		
	Contract/ Notional Amount	Fair Value	Gain (Loss)	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:						
Buying	¥ 6,613	¥ 6,942	¥ 329	¥ 11,157	¥12,132	¥ 975
Selling	26,178	26,783	(605)	10,992	11,883	(891)
Currency options:						
Buying	22,989	(189)	(189)	111,286	219	219
Total			¥(465)			¥ 303

	Millions of U.S. dollars		
	2004		
	Contract/ Notional Amount	Fair Value	Gain (Loss)
Foreign currency forward contracts:			
Buying	$ 106	$115	$ 9
Selling	104	112	(8)
Currency options:			
Buying	1,053	2	2
Total			$ 3

The contract or notional amounts of derivatives which are shown in the above table do not represent the amounts exchanged by the parties and do not measure the Company's exposure to credit or market risks.

17. Subsequent Events

The following appropriations of retained earnings at March 31, 2004 were approved by the shareholders of JT on June 24, 2004.

	Millions of yen	Millions of U.S. dollars
Year-end cash dividends, ¥5,000 ($47) per share	¥9,771	$92
Bonuses to directors and corporate auditors	114	1
Total	¥9,885	$93

Independent Auditors' Report

Deloitte Touche Tohmatsu
MS Shibaura Building
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan
Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte Touche Tohmatsu

To the Board of Directors of
Japan Tobacco Inc.:

We have audited the accompanying consolidated balance sheets of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2004, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Japan Tobacco Inc. and consolidated subsidiaries as of March 31, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in Japan.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2002, the Company changed its method of accounting for the translation of the revenue and expense accounts of foreign consolidated subsidiaries into Japanese yen.

As discussed in Note 3 to the consolidated financial statements, effective from January 1, 2002, goodwill and other intangible assets of certain foreign consolidated subsidiary have been accounted for in accordance with new accounting standards.

As discussed in Note 3 to the consolidated financial statements, effective from April 1, 2003, the Company changed its method of accounting for certain obligations for annuity payments of the government sponsored defined benefit pension plans.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 24, 2004

Fact Sheet

CONTENTS

Note: This "Fact Sheet" has been prepared in accordance with disclosure rules in Japan.

Net Sales
(Billions of Yen)


5,000
4,000
3,000
2,000
1,000
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Total	3,502.4	3,548.8	3,697.4	3,596.9	3,876.5	4,371.2	4,501.7	4,544.1	4,492.2	4,625.1
Tobacco Business					3,616.7	4,024.4	4,140.2	4,178.0	4,134.4	4,236.9
Pharmaceuticals Business					23.7	67.7	66.4	61.8	53.9	51.2
Foods Business					150.7	195.0	210.3	221.1	232.4	250.1
Other Business					85.3	83.9	84.6	83.0	71.4	86.8

Operating Income
(Billions of Yen)


250
200
150
100
50
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Total	128.0	137.2	156.2	129.5	168.8	153.9	139.9	163.8	188.9	234.0
Tobacco Business					193.8	181.5	165.9	192.1	213.3	238.4
Pharmaceuticals Business					(12.6)	(11.4)	(12.8)	(18.9)	(13.8)	(12.8)
Foods Business					(8.6)	(14.5)	(17.3)	(11.8)	(13.1)	(4.8)
Other Business					(2.6)	(1.7)	3.4	1.7	0.9	11.9

EBITDA
(Billions of Yen)


400
300
200
100
0
'00 '01 '02 '03 '04

Years ended March 31	2000	2001	2002	2003	2004
■ Total	315.1	312.0	334.1	337.2	373.4
Tobacco Business	299.4	296.3	320.9	321.4	343.1
Pharmaceuticals Business	(0.7)	(3.1)	(8.5)	(5.1)	(4.4)
Foods Business	(0.4)	(2.6)	2.2	0.5	3.3
Other Business	16.0	20.0	19.6	19.6	30.6

EBITDA = Operating Income + Depreciation of Tangible Fixed Assets
+ Amortization of Intangible Fixed Assets
+ Amortization of Long-Term Prepaid Expenses
+ Amortization of Goodwill.

Net Income (Loss)
(Billions of Yen)


80
60
40
20
0
-20
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Net Income (Loss)	69.4	67.9	80.1	58.0	74.6	50.7	43.6	36.8	75.3	(7.6)

Return on Equity (ROE)

(%)


8
6
4
2
0
-2
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
□ ROE	6.0	5.6	6.3	4.4	5.4	3.5	2.9	2.4	4.7	(0.5)

Free Cash Flow (FCF)

(Billions of Yen)


400
300
200
100
0
-600
-800
'00 '01 '02 '03 '04

Years ended March 31	2000	2001	2002	2003	2004
■ FCF	(786.4)	307.3	31.4	170.3	269.1

Free cash flow is cash flow from operating activities plus cash flow from investing activities, less the items below:

From cash flow from operating activities:

Interest received, dividends received and tax implication by deducting the items (assumed corporate tax rate: 42%); and

Interest paid and the tax implication by deducting the item (assumed corporate tax rate: 42%)

From cash flow from investing activities:

Purchases of and proceeds from sale of marketable securities; and

Purchases of and proceeds from sale of investment securities and others

FCF calculated according to the above adjustment may not be equal to FCF shown in the above table. The difference comes from purchases of and proceeds from sale of business investment securities which are included in investment securities on the cash flow statement but excluded from the adjustment above.

Figures for the year ended March 31, 2000, include the cash outlay for acquiring RJRI, Nabisco's non-US tobacco business: about ¥950 billion.

Capital Expenditure (CAPEX)

(Billions of Yen)


500
400
200
100
0
'98 '99 '00 '01 '02 '03 '04

Years ended March 31	1998	1999	2000	2001	2002	2003	2004
■ Total	73.2	82.0	442.8	114.8	96.5	109.1	90.8
■ Tobacco Business		57.6	401.1	77.3	70.0	60.9	60.5
■ Pharmaceuticals Business		1.7	3.8	3.6	2.2	1.1	2.6
■ Foods Business		4.7	14.5	4.2	6.9	7.2	9.1
■ Other Business		17.8	23.2	29.2	18.1	38.8	18.0

CAPEX in 1998–2000 = Tangible Assets + Intangible Assets

CAPEX in 2001–2004 = Tangible Assets + Intangible Assets + Long-Term Prepaid Expenses

CAPEX in 2000 includes Intangible Assets of ¥323 billion related to the RJRI acquisition.

Depreciation & Amortization

(Billions of Yen)


200
150
100
50
0
'00 '01 '02 '03 '04

Years ended March 31	2000	2001	2002	2003	2004
Total	138.8	172.0	170.3	148.3	139.4
■ Tobacco Business	110.1	130.3	128.8	108.0	104.7
■ Pharmaceuticals Business	4.9	9.7	10.4	8.7	8.4
■ Foods Business	6.0	14.7	14.1	13.7	8.1
■ Other Business	17.1	16.6	17.8	18.7	18.6

In 2000 Depreciation & Amortization = Depreciation of Tangible Fixed Assets
+ Amortization of Intangible Fixed Assets

In 2001–2004 Depreciation & Amortization = Depreciation of Tangible Fixed Assets
+ Amortization of Intangible Fixed Assets
+ Amortization of Long-Term Prepaid Expenses
+ Amortization of Goodwill.

Shareholders' Equity, Total Assets, and Equity Ratio

(Billions of Yen) (%)


3,500
3,000
2,500
2,000
1,500
1,000
500
0
70
65
60
55
50
45
40
35
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

As of March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Shareholders' Equity	1,196.9	1,245.5	1,310.9	1,355.6	1,415.9	1,526.5	1,513.8	1,613.1	1,622.6	1,507.9
▩ Total Assets	1,915.7	2,092.6	2,108.5	2,058.6	2,228.5	3,095.2	3,188.2	3,063.0	2,957.6	3,029.0
□ Equity Ratio	62.5	59.5	62.2	65.9	63.5	49.3	47.5	52.7	54.9	49.8

Liquidity and Interest-Bearing Debt

(Billions of Yen)


900
800
700
600
500
400
300
200
100
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

As of March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Liquidity	494.8	704.8	755.4	713.8	806.2	496.8	645.7	550.7	623.5	798.4
▩ Interest-Bearing Debt	139.3	137.5	134.3	115.7	123.3	660.5	606.0	511.7	424.4	381.2

Liquidity=Cash and deposits + Marketable securities+Commercial Paper received under repurchase agreement.
Interest-Bearing Debt=Short-Term Debt+Bonds+Long-Term Debt.
Note: Tobacco excise taxes accrued but unpaid due to a bank holiday on the fiscal year end of 1996 and 2001 ([March 31, 1996] 139.2 billion yen, [March 31, 2001] 146.2 billion yen) resulted in an increase of liquidity in 1996 and 2001.

Earnings per Share (EPS)

(Yen)


40,000
30,000
20,000
10,000
0
-10,000
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ EPS	34,728	33,974	40,098	29,010	37,316	25,395	21,843	18,425	37,527	(3,966)

Dividend Payout Ratio on a Consolidated Basis


(%)
100
50
0
-200
-300
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
□ Dividend Payout Ratio	20.2	20.6	17.5	24.1	18.8	31.5	36.6	43.4	26.6	(255.8)

Book Value per Share (BPS)


(Yen)
1,000,000
800,000
600,000
400,000
200,000
0
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

As of March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ BPS	598,450	622,770	655,493	677,833	707,998	763,291	756,922	806,552	811,204	771,516

Number of Employees (Consolidated)

(employees)

As of March 31	2000	2001	2002	2003	2004
Total	41,703	40,237	39,387	38,628	39,243
Tobacco Business	32,367	30,894	29,860	28,946	28,504
Pharmaceuticals Business	1,682	1,670	1,580	1,530	1,551
Foods Business	3,397	3,654	4,097	4,581	5,409
Other Business	3,093	2,820	2,707	2,437	2,608
Corporate	1,164	1,199	1,143	1,134	1,171

Note: Number of employees is counted at working base.
Figures for Tobacco Business include JT International.

(Reference) Number of JT International Employees

(Thousands of Employees)

As of December 31	1999	2000	2001	2002	2003
JT International	13.0	11.8	11.7	11.6	11.9

Note: The End of Dec 99 number is the sum of the former R.J. Reynolds International and JT International employees.

Smoking Rate


(%)
Male
All Adults
Female
60
50
40
30
20
10
'94 '95 '96 '97 '98 '99 '00 '01 '02 '03

At the time of survey	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
□ Male	59.0	58.8	57.5	56.1	55.2	54.0	53.5	52.0	49.1	48.3
□ Female	14.8	15.2	14.2	14.5	13.3	14.5	13.7	14.7	14.0	13.6
□ All Adults	36.2	36.3	35.1	34.6	33.6	33.6	32.9	32.7	30.9	30.3

Source: JT "Japan Smoking Rate Survey"

Tobacco Sales Volume and JT Share


(Billions of Cigarettes)
(%)
350
300
250
200
150
100
50
0
100
90
80
70
60
50
40
30
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Total Domestic Market	334.4	334.7	348.3	328.0	336.6	332.2	324.5	319.3	312.6	299.4
▩ JT Sales Volume	268.8	263.7	270.6	254.5	257.5	250.1	243.1	237.2	229.0	218.3
□ JT Share	80.4	78.8	77.7	77.6	76.5	75.3	74.9	74.3	73.3	72.9

Source: Tobacco Institute of Japan

Market Share by JT Brand Family


(%)
80
60
40
20
0
'00 '01 '02 '03 '04

Years ended March 31	2000	2001	2002	2003	2004
■ Mild Seven	34.5	34.0	33.2	32.5	32.6
▩ Caster	8.3	8.0	7.8	7.5	7.1
▩ Seven Stars	7.8	7.7	8.2	8.3	8.4
▩ Cabin	5.3	5.0	4.7	4.4	4.1
■ Peace	3.2	3.1	3.0	3.0	3.0
▩ Frontier	3.1	2.9	2.8	2.6	2.2
▩ Marlboro	6.1	7.3	8.1	8.5	9.0

Sales Volume of China Division and Domestic Duty-Free


(Billions of Cigarettes)
8
6
4
2
0
'00 '01 '02 '03 '04

Years ended March 31	2000	2001	2002	2003	2004
■ Sales Volume	5.3	5.7	5.8	6.0	6.4

Note: China Division covers China, Hong Kong, and Macau markets.

Note: As for the sales volume of the China Division for the year ended March 31, 2004, the 15 months from January 2003 to March 2004 are included. Except for the year ended March 31, 2004, the 12 months from January to December are included.

Top 20 Cigarette Products in Japan by Market Share (Year ended March 31, 2004)

Brand Name	Manufacturer	Share (%)
1 MILD SEVEN LIGHTS	JT	8.6
2 MILD SEVEN SUPER LIGHTS	JT	8.4
3 MILD SEVEN	JT	7.7
4 SEVEN STARS	JT	6.4
5 CASTER MILD	JT	4.2
6 MARLBORO LIGHTS MENTHOL BOX	JT	3.4
7 MILD SEVEN EXTRA LIGHTS	JT	2.6
8 LARK MILDS KS BOX	PM	2.2
9 CABIN MILD BOX	JT	2.1
10 FRONTIER LIGHTS BOX	JT	1.6
11 HOPE (10)	JT	1.6
12 SALEM PIANISSIMO	JTI	1.5
13 MARLBORO BOX	JT	1.4
14 KENT 1 100's BOX	BAT	1.4
15 MARLBORO LIGHTS BOX	JT	1.3
16 MILD SEVEN ONE	JT	1.3
17 MILD SEVEN ONE 100's BOX	JT	1.1
18 PEACE LIGHTS BOX	JT	1.1
19 HI-LITE	JT	1.1
20 KENT 1 BOX	BAT	1.0

Note: PM = Philip Morris, BAT = British American Tobacco, JTI = JT International

Source: Tobacco Institute of Japan

New Product Launches and Sales Area Expansion

Year ended March 31, 2003 (4 products)

Date	Product	Sales Region	Price		Tar (mg)	Nicotine (mg)
			Launch	After July 1, 2003		
Aug-02	ICENE SUPER COOLING MENTHOL	4 prefectures in Tokai region (*1) → Nationwide (*2)	¥280	¥300	5	0.4
Nov-02	PEACE ACOUSTIC	Nationwide	¥280	¥300	8	0.9
Feb-03	LUCIA CITRUS FRESH MENTHOL	Tokyo → Tokyo metropolitan district (*3) → Nationwide (*4)	¥280	¥300	5	0.3
Mar-03	MILD SEVEN ONE	Nationwide	¥250	¥270	1	0.1

(*1) Shizuoka, Aichi, Gifu, and Mie prefectures only
(*2) Expanded sales nationwide in May 2003
(*3) Expanded sales to Saitama, Chiba, Kanagawa and Yamanashi prefectures in August 2003
(*4) Expanded sales nationwide in November 2003

Year ended March 31, 2004 (14 products)

Date	Product	Sales Region	Price		Tar (mg)	Nicotine (mg)
			Launch	After July 1, 2003		
May-03	HOPE MENTHOL	Aichi → Aichi, Tokyo, Osaka (*1) → Nationwide (*2)	¥130	¥140	8	0.6
Aug-03	ALPHABET H	Fukuoka		¥300	10	0.8
Aug-03	ALPHABET R	Fukuoka		¥300	7	0.6
Aug-03	ALPHABET C	Fukuoka		¥300	7	0.5
Aug-03	CABIN MILD MENTHOL BOX	Miyagi → Nationwide (*3)		¥280	7	0.6
Sep-03	CASTER SUPER MILD	Hiroshima		¥270	3	0.3
Nov-03	MILD SEVEN PRIME SUPER LIGHTS BOX	Tokyo → Nationwide (*4)		¥300	6	0.4
Jan-04	MILD SEVEN ONE MENTHOL BOX	Eastern Japan (incl. Kinki region), Okinawa → Nationwide (*5)		¥270	1	0.1
Jan-04	BITTER VALLEY	Hiroshima, Shimane, Yamaguchi		¥300	8	1.0
Jan-04	FUJI RENAISSANCE	Okayama, Tottori, Shikoku Region		¥300	6	0.7
Jan-04	FUJI RENAISSANCE 100's	Kumamoto, Oita → 8 prefectures in western Japan (*6)		¥300	6	0.7
Jan-04	HILITE MENTHOL	Fukuoka, Saga, Nagasaki		¥270	10	0.7
Jan-04	BB SLUGGER	Miyazaki, Kagoshima		¥300	12	1.1
Mar-04	MILD SEVEN PRIME MENTHOL LIGHTS BOX	Tokyo		¥300	6	0.4

(*1)Expanded sales in January 2004 (*2)Expanded sales nationwide in May 2004 (*3)Expanded sales nationwide in May 2004
(*4)Expanded sales nationwide in March 2004 (*5)Expanded sales nationwide in April 2004
(*6)Expanded sales to Okayama, Tottori, Kagawa, Ehime, Tokushima, and Kochi prefectures in June 2004

Number of Tobacco Retailers

(Thousands of Stores)



350
300
250
200
150
100
50
0
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04

As of March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Retailers	289	291	293	296	299	302	306	307	307	305

Source: Ministry of Finance

Number of Tobacco Vending Machines

(Thousands)



700
600
500
400
300
200
100
0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03

As of December 31	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
■ Vending Machines	494	498	504	505	527	529	625	629	629	626

Source: Japan Vending Machine Manufacturers Association

JT Net Sales Excluding Taxes per Thousand Cigarettes


(Yen)
4,000
3,900
3,800
3,700
3,600
3,500
'99
'00
'01
'02
'03
'04

Years ended March 31	1999	2000	2001	2002	2003	2004
■ JT Net Sales Excluding Taxes Per Thousand Cigarettes	3,790	3,822	3,840	3,850	3,856	3,908

Net sales excluding taxes thousand cigarettes = (retail price sales - retailer margins - consumption tax
- national tobacco excise tax - local tobacco excise tax
- national tobacco special excise tax) / sales volume X 1,000

Taxation

All tobacco products sold in Japan are subject to the national tobacco excise tax, the national tobacco special excise tax, and the local tobacco excise tax. The national tobacco excise tax is set at ¥3,126 per thousand units, the national tobacco special excise tax is set at ¥820 per thousand units, and the local tobacco excise taxes is set at ¥3,946 per thousand units. In addition, under the Consumption Tax Law, 5% of consumption tax is imposed on as with other goods and services. All tobacco excise taxes and consumption tax are imposed not only for tobacco products manufactured in Japan but also for imported tobacco products. As for imported tobacco products, from April, 1987 no customs duties apply.

Breakdown of Package of Cigarettes

After the Increase in Tobacco Excise Taxes on July 1, 2003

	List price ¥270 per pack		List price ¥280 per pack	
Consumption Tax	¥12.86	4.76%	¥13.33	4.76%
Retailer's Margin	¥27.00	10.00%	¥28.00	10.00%
National Tobacco Excise Tax	¥62.52	23.16%	¥62.52	22.33%
Local Tobacco Excise Tax	¥78.92	29.23%	¥78.92	28.19%
National Tobacco Special Excise Tax	¥16.40	6.07%	¥16.40	5.86%
JT's Proceeds	¥72.30	26.78%	¥80.83	28.87%

Net sales excluding taxes (JT's Proceeds)
Net sales including taxes (National Tobacco Excise Tax through JT's Proceeds)
Retail price Sales (all items)

Before the Increase in Tobacco Excise Taxes on July 1, 2003

	List price ¥250 per pack		List price ¥260 per pack	
Consumption Tax	¥11.90	4.76%	¥12.38	4.76%
Retailer's Margin	¥25.00	10.00%	¥26.00	10.00%
National Tobacco Excise Tax	¥54.32	21.73%	¥54.32	20.89%
Local Tobacco Excise Tax	¥70.72	28.29%	¥70.72	27.20%
National Tobacco Special Excise Tax	¥16.40	6.56%	¥16.40	6.31%
JT's Proceeds	¥71.66	28.66%	¥80.18	30.84%

Net sales excluding taxes (JT's Proceeds)
Net sales including taxes (National Tobacco Excise Tax through JT's Proceeds)
Retail price Sales (all items)

Market Share by Tar Level and Market Share of Menthol Products

Tar 1 mg Products



(%)
20
15
10
5
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
1 mg (*1)	11.7	12.9	14.0	14.6	16.1
1 mg JT Products (*2)	5.3	5.8	6.0	6.1	7.2

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

*2 Source: JT

(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and related decrees in accordance with ISO standards.

(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

Tar 2–3 mg Products



(%)
10.0
7.5
5.0
2.5
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
2–3 mg (*1)	7.9	8.1	7.9	7.5	6.6
2–3 mg JT products (*2)	5.6	5.8	5.8	5.9	5.4

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

*2 Source: JT

(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and related decrees in accordance with ISO standards.

(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

Tar 4–6 mg Products



(%)
30
20
10
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
4–6 mg (*1)	25.9	24.8	24.0	23.8	23.5
4–6 mg JT products (*2)	18.7	18.6	17.9	17.3	17.0

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan

*2 Source: JT

(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and related decrees in accordance with ISO standards.

(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

Tar 7–13 mg Products



(%)
50
40
30
20
10
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
□ 7–13 mg (*1)	40.8	40.8	40.8	40.9	40.3
□ 7–13 mg JT Products (*2)	32.7	32.2	32.0	31.6	30.9

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan
*2 Source: JT
(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and related decrees in accordance with ISO standards.
(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

Tar 14 mg or Higher Products



(%)
15
10
5
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
□ 14 mg or Higher (*1)	13.7	13.4	13.4	13.3	13.4
□ 14 mg or Higher JT Products (*2)	13.0	12.6	12.5	12.5	12.4

*1 Market Share in top 100 sales products Source: Tobacco Institute of Japan
*2 Source: JT
(1) Tar level has been measured using methodology set forth in the Tobacco Business Law and related decrees in accordance with ISO standards.
(2) As menthol products comprise products of varying tar levels, the market share for menthol products overlaps with the market shares provided by tar level.

Menthol Products



(%)
15
10
5
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
□ Menthol Products (*1)	8.6	10.0	11.3	12.7	14.0
□ Menthol JT Products (*2)	4.6	5.5	6.4	6.8	7.6

1 Market Share in top 100 sales products Source: Tobacco Institute of Japan
2 Source: JT

Number of Domestic Cigarette Manufacturing Factories and Number of Employees of Parent Company


(Factories)
(Employees)
35
30
25
20
15
10
5
0
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04

As of March 31	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Number of Domestic Cigarette Manufacturing Factories	34	34	34	32	30	27	27	27	26	26	26	25	25	25	25	25	25	22	18
□ Number of Employees of Parent Company	31,113	29,321	27,879	26,464	23,966	23,865	23,907	23,808	23,669	23,208	22,625	22,160	20,834	20,509	20,194	19,355	17,851	17,272	16,690

Number of Domestic Tobacco Growers and Area under Domestic Leaf Tobacco Cultivation

(Thousands of Growers) (Thousands of Hectares)


'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Number of Domestic Tobacco Growers	32	30	28	27	25	24	23	21	20	20
□ Area under Domestic Leaf Tobacco Cultivation	26	26	26	25	25	24	24	23	23	22

Volume of Domestic and International Leaf Tobacco Purchase

(Thousands of Tons)


'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Domestic	79	70	66	68	63	64	60	60	58	50
▨ International	119	109	87	94	100	95	94	100	85	90

Value of Domestic Leaf Tobacco Purchase

(Billions of Yen) (Yen)


'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Amount	155.3	136.6	123.5	130.1	118.5	121.6	117.1	114.7	109.2	93.1
□ Price per 1 kg	1,955	1,941	1,872	1,901	1,853	1,879	1,926	1,895	1,878	1,839

Leaf Tobacco Reappraisal Profit / (Loss)

(Billions of Yen)


'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Years ended March 31	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
■ Leaf Tobacco Reappraisal	(1.1)	(6.6)	7.5	5.3	12.8	14.7	4.1	1.9	0.7	6.6

Market Share of the Top International Tobacco Companies

	%			
Years ended December 31	1999	2000	2001	2002
Philip Morris	16.3	16.8	16.9	17.0
British American Tobacco[1]	14.0	15.0	15.0	14.5
JT[2]	8.6	8.4	8.5	8.2
R.J. Reynolds[3]	1.8	1.8	1.7	1.7
Rothmans[4]	1.3	—	—	—

Source: The Maxwell Report "Top World Cigarette Market Leaders" (2003)

(1) Includes Rothmans results from June–December 1999.

(2) Includes R. J. Reynolds International results since 1999.

(3) From May 1999, R. J. Reynolds International operations were transferred to JT.

(4) Results for the first five months of 1999 before it merged with British American Tobacco.

Top 10 Brands by Sales Volume Worldwide (Year ended December 31, 2002)

Brand	Brand Owner	Total World Annual Sales Volume (Billions of cigarettes)
1. Marlboro	Philip Morris	474.7
2. Mild Seven	JT	120.7
3. L&M	Philip Morris	90.8
4. Winston	Total*	66.0
	JT	47.7
	R.J. Reynolds	18.3
5. Cleopatra	Eastern Tobacco	61.0
6. Camel	Total*	59.8
	JT	35.9
	R.J. Reynolds	23.9
7. Derby	British American Tobacco	52.0
8. Philip Morris	Philip Morris	37.8
9. Yava	British American Tobacco	31.5
10. Newport	Total	31.2
	Lorillard	31.2
	British American Tobacco	0.0

Source: The Maxwell Report "Top World Cigarette Market Leaders" (2003)

*Sales volume within the United States and that outside the United States belong to R.J. Reynolds Tobacco Company and JT, respectively.

International Tobacco Sales Volume by Brand

(Billions of Cigarettes)



250
200
150
100
50
0
'00
'01
'02
'03

Years ended December 31	2000	2001	2002	2003
Camel	33	36	34	35
Winston	35	43	48	56
Mild Seven	16	18	17	17
Salem	11	11	11	10
GFB total	95.7	107.8	109.8	117.5
Other brands	107.4	107.3	93.5	81.3
Total	203.1	215.1	203.3	198.8

Sales volume in the China Division (China, Hong Kong, and Macau) was included in 2000 and 2001, but excluded in 2002 and 2003.

International Tobacco Sales Volume by Region

(Billions of Cigarettes)



250
200
150
100
50
0
'00
'01
'02
'03

Years ended December 31	2000	2001	2002	2003
Asia	38	42	39	40
Europe	37	38	38	37
Americas	11	11	10	10
CIS & Other	118	124	116	112

Sales volume in the China Division (China, Hong Kong and Macau) were included in 2000 and 2001, but excluded in 2002 and 2003.

JTI Net Sales Excluding Taxes per Thousand Cigarettes

(U.S. Dollars)



20
15
10
5
0
'00
'01
'02
'03

Years ended December 31	2000	2001	2002	2003
Net Sales Excluding Taxes per Thousand Cigarettes	14.4	14.0	15.0	17.4

Net sales in the China Division (China, Hong Kong, and Macau) were included in 2000 and 2001, but excluded in 2002 and 2003.

Number of International Cigarette Manufacturing Factories



25
20
15
10
5
0
'99
'00
'01
'02
'03

As of December 31	1999	2000	2001	2002	2003
Number of International Cigarette Manufacturing Factories	20	18	17	16	16

R&D in Pharmaceuticals on a Nonconsolidated Basis

(Billions of Yen)


35
30
25
20
15
10
5
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
■ R&D in Pharmaceuticals	26.0	29.0	34.5	26.4	23.1

Royalty Income from *Viracept*®

(Millions of U.S. Dollars)


150
100
50
0
'99
'00
'01
'02
'03
'04

Years ended March 31	1999	2000	2001	2002	2003	2004
■ Royalty income from *Viracept*®	123	146	126	110	75	68

Clinical Development

As of May 20, 2004

Code	Stage	Indication	Development
JTE-607 (inj)	Domestic: Phase 2	SIRS	Developed by JT
	Overseas: Phase 1	(systemic inflammatory response syndrome)	Developed by JT
JTT-705 (oral)	Overseas: Phase 2	Hyperlipidemia	Developed by JT
	Domestic: Phase 1		Developed by JT
JTK-003 (oral)	Domestic: Phase 2	Hepatitis C	Developed by JT
	Overseas: Phase 1		Developed by JT
JTT-130 (oral)	Domestic: Phase 1	Hyperlipidemia	Developed by JT
	Overseas: Phase 1		Developed by JT
Emtricitabine (oral)	In preparation for NDA filing (Japan)	Anti-HIV	Licensed from Gilead Sciences
Co-formulation of Tenofovir Disoproxil Fumarate and Emtricitabine (oral)	In preparation for NDA filing (Japan)	Anti-HIV	Licensed from Gilead Sciences

List of Ethical Pharmaceutical Products

Item	Dosage Form	Indication	Manufacturer	Detailer	Sales	Launch Date
Serotone Injection Serotone Tablets 10 mg	injection tablet	anti-emetic	JT	Torii Pharmaceutical Co., Ltd.	Torii Pharmaceutical Co., Ltd.	1994.4 1999.10
Cadex	powder (usus externus)	anti-bedsore and skin ulcer drug	Manufacturer & Importer: Nichiiko Pharmaceutical Co., Ltd. Purchaser: JT	Torii Pharmaceutical Co., Ltd.	Torii Pharmaceutical Co., Ltd.	1993.7
Imagenil 300 Imagenil 350	injection	non-ionic X-ray contrast agent	JT	Kyowa Hakko Kogyo Co., Ltd.	Kyowa Hakko Kogyo Co., Ltd.	1997.6
Viracept Tab	tablet	HIV protease inhibitor	JT	Torii Pharmaceutical Co., Ltd.	Torii Pharmaceutical Co., Ltd.	1998.3
Viread Tab 300 mg	tablet	HIV reverse transcriptase inhibitor	Importer: JT	Torii Pharmaceutical Co., Ltd	Torii Pharmaceutical Co., Ltd	2004.4

Notes: 1. Taiho Pharmaceutical Co., Ltd., also details and sells Serotone injection and Serotone tablets 10 mg.

2. In eight prefectures, Tokyo, Chiba, Saitama, Kanagawa, Aichi, Kyoto, Osaka, and Hyogo, Torii Pharmaceutical Co., Ltd., details and sells *Viracept Tab;* in other prefectures Chugai Pharmaceutical Co., Ltd., details and sells.

Net Sales

(Billions of Yen)


300
250
200
150
100
50
0
'00
'01
'02
'03
'04

Years ended March 31	2000	2001	2002	2003	2004
■ Foods Business	195.0	210.3	221.1	232.4	250.1
Beverages	—	165.4	173.1	172.3	176.5
Processed Foods	—	41.6	48.0	60.0	73.6

Note: From 2003, we included JTDS and HANS in Processed Foods, and we corrected the data of 2002. Sales figures of Processed Foods of 2002 and the data of 2001 are not continuous.

Number of Marking / Combined Vending Machines

(Machines)


100,000
80,000
60,000
40,000
20,000
0
'98
'99
'00
'01
'02
'03
'04

As of March 31	1998	1999	2000	2001	2002	2003	2004
Vending machines	—	—	—	—	190,000	201,000	211,000
■ JT-Owned	20,000	20,500	30,000	31,000	36,500	45,500	45,000
▒ Combined	—	16,000	20,000	31,000	38,500	43,500	50,500

Note: Number of vending machines includes machines operated by JT's affiliates and cup vending machines. Combined vending machines focus on JT brand beverages but also sell non-JT brand beverages.

Shareholder Information

(As of March 31, 2004)

Common Stock

Authorized: 8,000,000 shares

Issued: 2,000,000 shares

Number of shareholders: 65,029

Stock Exchange Listings

First Sections of Tokyo Stock Exchange, Osaka Securities Exchange, and Nagoya Stock Exchange;

Fukuoka Stock Exchange; Sapporo Securities Exchange

Transfer Agent

The Mitsubishi Trust and Banking Corporation

4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo

Principal Shareholders

Name	Shares held
The Minister of Finance	1,290,479
Japan Trustee Services Bank, Ltd. (Trust Account)	43,557
Mizuho Bank, Ltd.	39,000
The Master Trust Bank of Japan, Ltd.	38,616
State Street Bank and Trust Company	27,946
JT Employee Shareholding Association	21,472
Morgan Grenfell & Co. Ltd. 600	18,430
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	17,287
Mellon Bank Treaty Clients Omnibus	13,070
The Mitsubishi Trust and Banking Corporation (Trust Account)	12,001

Composition of Shareholders



(%)
100
80
60
40
20
0
8.1
8.6
1.4
0.4
14.8
66.8
7.2
10.7
1.3
0.1
13.9
66.8
6.7
11.2
1.2
0.1
14.1
66.7
6.2
11.7
1.1
0.4
13.8
66.7
8.2
12.8
1.1
0.3
13.1
64.5
'00
'01
'02
'03
'04
Japanese government
Financial institutions
Securities companies
Foreign institutions and others
Individuals and others
Other institutions

Stock Price Range and Trading Volume



(Yen)
(Points)
1,000,000
750,000
500,000
250,000
0
1,600
1,200
800
400
0
JT (left scale)
TOPIX (right scale)
(Shares)
80,000
60,000
40,000
20,000
0
Trading Volume
01/4
01/6
01/8
01/10
01/12
02/2
02/3
02/4
02/6
02/8
02/10
02/12
03/2
03/3
03/4
03/6
03/8
03/10
03/12
04/2
04/3
04/4
04/5

JT Stock Data

	03/4	03/5	03/6	03/7	03/8	03/9	03/10	03/11	03/12	04/1	04/2	04/3	04/4	04/5
High (Yen)	712,000	743,000	715,000	728,000	723,000	753,000	818,000	776,000	810,000	797,000	797,000	813,000	919,000	903,000
Low (Yen)	644,000	676,000	647,000	650,000	675,000	681,000	718,000	694,000	731,000	708,000	727,000	755,000	764,000	801,000
Monthly trading volume (shares)	56,801	37,828	45,273	67,130	56,842	57,561	65,341	34,588	43,937	39,571	34,410	57,036	70,854	73,059

Note: Highs, lows, and monthly trading volume of shares refer to those on the First Section of the Tokyo Stock Exchange.

Members of the Board, Auditors, and Executive Officers

(As of June 24, 2004)

Members of the Board

Representative Director and Chairman of the Board

Yoji Wakui

Representative Directors

Katsuhiko Honda

Masakazu Kakei

Members of the Board

Takao Hotta

Kazuei Obata

Seigo Nishizawa

Tetsuji Kanamori

Noriaki Okubo

Auditors

Standing Auditors

Hisashi Tanaka

Masaaki Sumikawa

Auditors

Masamichi Narita

Hiroyoshi Murayama

Executive Officers

President and Chief Executive Officer

Katsuhiko Honda

Executive Deputy Presidents

Masakazu Kakei
Assistant to CEO in Finance, Pharmaceutical, Food, Printing and Vending Machinery

Takao Hotta
Assistant to CEO in Compliance, Operational Review and Business Assurance, Legal, General Administration and Communications

Kazuei Obata
Chief Strategy Officer and Assistant to CEO in Human Resources

Seigo Nishizawa
President, Tobacco Business

Senior Executive Vice Presidents

Tetsuji Kanamori
President, Food Business

Mutsumi Makinoda
Deputy President, Tobacco Business

Yasumasa Matsunaga
Product Group, Tobacco Business

Executive Vice Presidents

Shigeo Ishiguro
Head of Central Pharmaceutical Research Institute, Chief Scientific Officer, Pharmaceutical Business

Eiji Ito
Soft Drink Business, Food Business

Hideo Katsuura
Chief Communications Officer

Ichiro Kumakura
Research & Development General Division, Tobacco Business

Senior Vice Presidents

Ryuichi Shimomura
Chief Legal Officer

Katsubun Sato
Blending & Product Development General Division, Tobacco Business

Koji Nishihara
Sales Headquarters, Tobacco Business

Gisuke Shiozawa
Food Business Planning Division, Food Business

Ryoichi Yamada
Chief General Affairs Officer

Kazuo Kobayashi
Food Business Division, Food Business

Mitsuomi Koizumi
Tobacco Planning Division, Tobacco Business

Kenji Iijima
Manufacturing General Division, Tobacco Business

Seiki Sato
Corporate, Scientific & Regulatory Affairs, Tobacco Business

Tatsuya Hisano
Domestic Leaf Tobacco General Division, Tobacco Business

Yoshiyuki Murai
Chief Human Resources Officer

Yasushi Shingai
Chief Financial Officer

Noriaki Okubo
President, Pharmaceutical Business

(As of March 31, 2004)

Head Office

2-1, Toranomon 2-chome,
Minato-ku, Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441

Date of Establishment

April 1, 1985

Paid-in Capital

¥100 billion

Number of Employees

13,769

Domestic Sales Offices

Sapporo (Hokkaido)
Sendai (Miyagi)
Tokyo (Tokyo)
Nagoya (Aichi)
Osaka (Osaka)
Hiroshima (Hiroshima)
Takamatsu (Kagawa)
Fukuoka (Fukuoka)
23 other sales offices

Domestic Factories

Kita-Kanto (Tochigi)
Tokai (Shizuoka)
Kansai (Kyoto)
Kita-Kyushu (Fukuoka)
29 other factories

Domestic Laboratories

Leaf Tobacco Research Laboratory (Tochigi)
Tobacco Science Research Institute (Kanagawa)
Central Pharmaceutical Research Institute (Osaka)

For further information, please contact:
Media & Investor Relations Division,
Corporate Communications Group
Phone: (81) 3-5572-4227
Fax: (81) 3-5572-1441

JT International S.A.

14, Chemin Rieu, CH-1211, Geneva 17, Switzerland
Tel: (41)-22-7030-777
Fax: (41)-22-7030-789

Members of JT International Executive Committee

PIERRE DE LABOUCHERE
President & Chief Executive Officer

HIROSHI KIMURA
Executive Vice President Business Development & Assistant to the CEO

JEAN-FRANCOIS LEROUX
Executive President Europe

DAVID J. AITKEN
Executive President Americas

MUNEAKI FUJIMOTO
Executive President Asia Pacific

THOMAS A. McCOY
Executive President CIS & Baltics, Middle East, Africa

ROBERTO ZANNI
Senior Vice President Consumer & Trade Marketing

RYOZO KUSHIYAMA
Senior Vice President Research & Development

JOHN W. MATTERN
Senior Vice President Global Supply Chain

MARTIN BRADDOCK
Senior Vice President Finance, Information Technology & Chief Financial Officer

JÖRG SCHAPPEI
Senior Vice President Human Resources

PAUL R. BOURASSA
Senior Vice President General Counsel and Chief Compliance Officer

ADAM BRYAN-BROWN
Senior Vice President Corporate Affairs

NOBUHIRO HAYAMICHI
Vice President & Assistant to the CFO

JAPAN TOBACCO INC.

2-1, Toranomon 2-chome, Minato-ku,
Tokyo 105-8422, Japan
Tel: (81) 3-3582-3111
Fax: (81) 3-5572-1441
www.jti.co.jp

This annual report is printed on recycled paper.
Printed in Japan

82

2004

Brief Statements of Consolidated
Annual Financial Results and Forecasts

JAPAN TOBACCO INC.

This document has been translated into English for convenience.
Please refer to the original Japanese version for the official information.

April 28 , 2004

BRIEF STATEMENTS OF CONSOLIDATED ANNUAL FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2004 AND FORECASTS WITH RESPECT TO THE YEAR ENDING MARCH 31, 2005

NAME OF THE LISTED COMPANY:	Japan Tobacco Inc. (Code No. 2914)
REGISTERED HEAD OFFICE:	Tokyo
PRESIDENT AND REPRESENTATIVE DIRECTOR:	Katsuhiko Honda
CONTACT:	Hideo Katsuura Corporate Communications Group Leader Telephone: (81) 3-3582-3111 Facsimile: (81) 3-3582-1441
DATE OF BOARD MEETING ON THE SETTLEMENT OF THE ACCOUNTS:	April 28, 2004
LISTED STOCK EXCHANGES:	Tokyo, Osaka, Nagoya, Fukuoka, Sapporo Stock Exchanges

1. RESULTS FOR THE FISCAL YEAR

April 1, 2003 to March 31, 2004
Amounts are rounded down to the nearest ¥ 1 million.

(1) *(Millions of yen unless otherwise indicated)*

FINANCIAL RESULTS

	Year ended March 31, 2003	Year ended March 31, 2004
Net Sales	¥ 4,492,263	¥ 4,625,151
Operating Income	188,963	234,034
Recurring Profit	173,231	213,599
Net Income (Loss)	75,301	(7,602)
Net Income (Loss) per Share (Yen)	37,527.69	(3,909.73)
Diluted Net Income (Loss) per Share (Yen)	-	-
Return on Equity (%) (Net Income(Loss) / Shareholders' Equity)	4.7	(0.5)
Return on Asset (%) (Recurring Profit / Total Assets)	5.8	7.1
Return on Sales (%) (Recurring Profit / Net Sales)	3.9	4.6

NOTES:

1. EQUITY IN EARNINGS (LOSS) OF ASSOCIATED COMPANIES

¥ (48) million for the year ended March 31, 2004
¥ 93 million for the year ended March 31, 2003

2. AVERAGE NUMBER OF OUTSTANDING SHARES FOR THE FISCAL YEARS

1,977,100 shares for the year ended March 31, 2004
2,000,000 shares for the year ended March 31, 2003

3. CHANGES IN ACCOUNTING POLICY

Accounting policy for obligations under Public Official Mutual Assistance Association Law

(2) *(Millions of yen unless otherwise indicated)*

FINANCIAL CONDITIONS

	For the year ended March 31, 2003	For the year ended March 31, 2004
Total Assets	¥ 2,957,665	¥ 3,029,083
Shareholders' Equity	1,622,654	1,507,937
Ratio of Shareholders' Equity (%)	54.9	49.8
Shareholders' Equity per Share (Yen)	811,204.03	771,574.00

NOTE: OUTSTANDING SHARES AT THE END OF FISCAL YEARS

1,954,200 shares as of March 31, 2004
2,000,000 shares as of March 31, 2003

(3) *(Millions of yen)*

CASH FLOW RESULTS

	For the year ended March 31, 2003	For the year ended March 31, 2004
Cash Flows from Operating Activities	¥ 258,056	¥ 334,501
Cash Flows from Investing Activities	(74,876)	(228,619)
Cash Flows from Financing Activities	(111,967)	(109,334)
Cash and Cash Equivalents, End of Year	602,644	601,661

(4)

MATTERS RELATING TO THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

Number of Consolidated Subsidiaries: 188

Number of Non-consolidated Subsidiaries accounted for by the equity method: 0

Number of Associated Companies accounted for by the equity method: 9

(5)

CHANGES IN THE SCOPE OF CONSOLIDATION AND APPLICATION OF THE EQUITY METHOD

(i) Newly Consolidated Companies: 43

(ii) Exclusion from Consolidation: 11

(iii) New Associated Companies Accounted for under the Equity Method: 6

(iv) Companies Excluded from the Application of the Equity Method: 1

2. FORECASTS OF THE BUSINESS RESULTS FOR THE NEXT FISCAL YEAR

* Please refer to the Forward Looking Statements on page 13.

From April 1, 2004 to March 31, 2005

(Millions of yen)

	Year ending March 31, 2005
Net Sales	4,570,000
Recurring Profit	225,000
Net Income	78,000

Additional Information:

Forecasted Annual Net Income per Share (Yen): ¥39,914.03

1. SUMMARY OF JAPAN TOBACCO INC. AND ITS GROUP COMPANIES

The main business activities operated by Japan Tobacco Inc. (the "Company" or "JT"), its 188 consolidated subsidiaries and nine associated companies accounted for by the equity method (collectively, the "Group"), and the relationship of each company to the Group's business activities are stated below.
The four categories identified below are the same categories used to present information by industry segment as shown in the "Notes to Consolidated Financial Statements."

Tobacco

The tobacco business consists of the manufacture and sale of tobacco products.
In the domestic tobacco business, the Company manufactures and sells tobacco products, and subsidiaries including Tokyo Tobacco Service Co., Ltd.(*1), distribute tobacco products, collect payments and conduct distribution-related operations such as sales and distribution of foreign tobacco products. Japan Filter Technology, Ltd., manufactures materials, and Tokai Plant Service Co., Ltd.(*2) and other subsidiaries carry out the maintenance of factories.
In the overseas tobacco business, JT International S.A., as the core company, controls the manufacturing and sale of tobacco products.

The main subsidiaries and associated companies

Tokyo Tobacco Service Co., Ltd. (*1), Kansai Tobacco Service Co., Ltd. (*1), Chubu Tobacco Service Co., Ltd. (*1), Kyushu Tobacco Service Co., Ltd. (*1), Hokkaido Tobacco Service Co., Ltd. (*1), Uni Tobacco Service Co. Ltd. (*1), JT Logistics Co. Ltd., Japan Tobacco Imex Co., Ltd., Japan Filter Technology Ltd., Fuji Flavor Co., Ltd., JT Engineering Inc., Tokai Plant Service Co. Ltd. (*2), Yachiyo Sangyo, Inc. (*2), Kyushu Technical Service Co. Ltd., (*2) Plant Service Co., Ltd. (*2), Kanto Plant Service Co., Ltd. (*2), Tohoku Plant Service Corporation (*2), JTSP Inc. (*3), JT Vnet Co. Ltd., Japan Metallizing Co., Ltd., JT Proserve Inc., JT International S.A., JTI-Macdonald Corp., ZAO JT International Marketing and Sales, OOO Petro, JT International Germany GmbH, JT International Tütün Urunleri Sanayi A.S., Japan Tobacco (Hong Kong) Ltd.

(*1)Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. merged on April 1, 2004, and adopted the corporate name TS Network Co., Ltd..
(*2)Tokai Plant Service Co., Ltd. changed its corporate name effective April 1, 2004 to Central Japan Plant Service Co., Ltd. Kyushu Technical Service Co., Ltd. and Plant Service Co., Ltd. merged on April 1, 2004 and changed its corporate name to Kyushu Plant Service Co., Ltd. Yachiyo Sangyo Inc. changed its corporate name to Western Japan Plant Service Co., Ltd. Tohoku Plant Service Corporation and Kanto Plant Service Co., Ltd. merged on April 1, 2004, and changed its corporate name to Eastern Japan Plant Service Co., Ltd.
(*3)JTSP Inc. changed the corporate name effective April 1, 2004 to JT Design Center CO., Ltd.

Pharmaceuticals

The Group's activities in the area of pharmaceuticals involve the research and development, manufacture and sale of prescription drugs.
JT concentrates on R&D and manufacturing, while Torii Pharmaceutical Co., Ltd., a subsidiary, manufactures and promotes sales of drugs.

The main subsidiaries and associated companies

Torii Pharmaceutical Co., Ltd. (listed on the First Section of the Tokyo Stock Exchange), JT Pharma Alliance Co., Ltd., Akros Pharma Inc.

Foods

The Group's operations in the foods business include the manufacture and sale of processed foods and beverages. In the processed foods business, JT Foods Co., Ltd. and certain other subsidiaries handle frozen foods, seasonings and other foods products. In the beverages business, JT's beverage products are sold through JT Foods Co., Ltd. Japan Beverage Inc. and certain other subsidiaries sell JT's and other companies' beverages through vending machines.

The main subsidiaries and associated companies

Japan Beverage Inc., Japan Beverage Shinetsu Inc., Japan Beverage Shikoku Inc., JT A- Star Co., Ltd., JT Foods Co., Ltd., Nihon Shokuzai Kako Co., Ltd., Sunburg Co., Ltd., Iipingsyang Foods Corporation, Asahi Shokuzai Co., Ltd., JT Dining Service Co., Ltd., Saint-Germain Co., Ltd., Hans Continental Smallgoods Pty. Ltd., Thai Foods International Co., Ltd., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty. Ltd., Shanghai JS Foods Co., Ltd.

Other Businesses

The Group's real estate business focuses on rental operations of real estate properties. In addition, there are subsidiaries that manufacture and sell a variety of products and provide services to the Group.

The main subsidiaries and associated companies

JT Real Estate Inc., JT Tokushima Prince Hotel Inc. (*4), JT Pros Print Co., Ltd. (*5), Tokkyoshiki Co., Ltd. (*5), JT Okamura Corporation, JT Toshi Inc., JTS Wiring Systems Corporation, JT Nifco Corporation, Nitto Kogyo Co., Ltd., JT Financial Service Co., Ltd., JT Creative Service Co., Ltd., Kyushu JT Nifco Corporation, Toranomon Energy Service Co.,Ltd., JT Capital Management Inc., Frontier REIT Management Inc., JT Development Consulting Inc., JT America Inc., JT (UK) Ltd., JT Capital (U.K.) PLC

(*4)JT Tokushima Prince Hotel Inc. was dissolved on March 31, 2004.

(*5)JT sold all of its shares of JT Pros Print Co., Ltd. and Tokkyoshiki Co., Ltd. to Toppan Printing Co., Ltd. on April 1, 2004.

The relationships among business operations are as follows:


Japan Tobacco Inc.
Tobacco
Japan Filter Technology, Ltd.
Fuji Flavor Co., Ltd.
Japan Metallizing Co., Ltd.
*1
JT Engineering Inc.
*2
Tokai Plant Service Co., Ltd. (*b)
Yachiyo Sangyo Inc. (*b)
Kyushu Techinical Service Co., Ltd. (*b)
Plant Service Co., Ltd. (*b)
Kanto Plant Service Co., Ltd. (*b)
Tohoku Plant Service Corporation(*b)
*3
JTSP Inc.(*c)
*4
*5
Japan Tobacco Imex Co., Ltd.
*6
JT Logistics Co., Ltd.
*7
JT-Vnet Co., Ltd.
*8
*9
*a
Tokyo Tobacco Service Co., Ltd.
Kansai Tobacco Service Co., Ltd.
Chubu Tobacco Service Co., Ltd.
Kyushu Tobacco Service Co., Ltd.
Hokkaido Tobacco Service Co., Ltd.
Uni Tobacco Service Co. Ltd. *a
*10
*11
JT International S.A.
JTI-Macdonald Corp.
ZAO JT International Marketing and Sales
OOO Petro
JT International Germany GmbH
JT International Tütün Urunleri Sanayi A.S.
*12
Japan Tobacco (Hong Kong) Ltd.
*13
JT Proserve Inc.
Pharmaceuticals
*14
Torii Pharmaceutical Co., Ltd.
*15
Akros Pharma Inc.
JT Pharma Alliance Co., Ltd.
Foods
Nihon Shokuzai Kako Co., Ltd.
Sunburg Co., Ltd.
Iipingshang Foods Corporation
Asahi Shokuzai Co., Ltd.
Thai Foods International Co., Ltd.
Weihai J.K. Foods Co.,Ltd.
*16
Hans Continental Smallgoods Pty..Ltd.
Swickers Kingaroy Bacon Factory Pty. Ltd.
Shanghai JS Foods Co.,Ltd.
*17
Japan Beverage Inc.
Japan Beverage Shinetsu Inc.
Japan Beverage Shikoku Inc.
JT A-Star Co., Ltd.
*18
JT Foods Co., Ltd.
JT Dining Service Inc.
Saint-Germain Co., Ltd.
Other Business
JT Real Estate Inc.
*19
JT Pros Print Co., Ltd.(*e)
Tokkyoshiki Co., Ltd. (*e)
*20
JT Creative Service Co., Ltd.
*21
Toranomon Energy Service Co.,Ltd.
JT America Inc.
JT (UK) Ltd.
etc.
*22
JT Tokushima Prince Hotel Inc. (*d)
JT Okamura Corporation
JT Toshi Inc.
JTS Wiring Systems Corporation
JT Nifco Corporation
Nitto Kogyo Co., Ltd.
Kyushu JT Nifco Corporation
JT Financial Service Co., Ltd.
JT Capital Management Inc.
JT Capital (U.K.) PLC
Frontier REIT Management Inc.
JT Development Consulting Inc.

NOTES: Consolidated Subsidiaries

*1 Purchase of materials
*2 Purchase of machines
*3 Maintenance of factories and related work
*4 Purchase of tools for tobacco sales promotion
*5 Import of leaf tobacco
*6 Land transport of general cargo
*7 Support for the operation of tobacco vending machines
*8 Distribution of tobacco products
*9 Import and sale of tobacco products
*10 Sale of tobacco products through registered importers
*11 Sale of tobacco products
*12 Sale of tobacco products
*13 Purchase of raw materials
*14 Sale of products
*15 Research and development
*16 Purchase of products
*17 Sale of products
*18 Sale of products
*19 Development, planning, design and execution of construction work
*20 Purchase of printed products
*21 Purchase of thermal energy of JT building
*22 Management of real estate

*a Tokyo Tobacco Service Co., Ltd., Kansai Tobacco Service Co., Ltd., Chubu Tobacco Service Co., Ltd., Kyushu Tobacco Service Co., Ltd., Hokkaido Tobacco Service Co., Ltd., and Uni Tobacco Service Co., Ltd. merged on April 1, 2004, and adopted the corporate name TS Network Co., Ltd.

*b Tokai Plant Service Co., Ltd. changed its corporate name effective April 1, 2004 to Central Japan Plant Service Co., Ltd. Kyushu Technical Service Co., Ltd. and Plant Service Co., Ltd. merged on April 1, 2004 and changed its corporate name to Kyushu Plant Service Co., Ltd. Yachiyo Sangyo Inc. changed its corporate name to Western Japan Plant Service Co., Ltd. Tohoku Plant Service Corporation and Kanto Plant Service Co., Ltd. merged on April 1, 2004, and changed its corporate name to Eastern Japan Plant Service Co., Ltd.

*c JTSP Inc. changed the corporate name effective April 1, 2004 to JT Design Center CO., Ltd.

*d JT Tokushima Prince Hotel Inc. was dissolved on March 31, 2004.

*e JT sold all of its shares of JT Pros Print Co., Ltd. and Tokkyoshiki Co., Ltd. to Toppan Printing Co., Ltd. on April 1, 2004.

2. MANAGEMENT POLICY

(1) Corporate strategy
JT has formulated a new corporate strategy called the "JT Branding Declaration." As part of the JT branding strategy, in each business segment and all corporate activities, we seek to satisfy our shareholders and other stakeholders by providing unique value added products and services that bring delight to and exceed the expectations of our customers. We hope that this strategy will enable JT to become a truly excellent company.
While implementing the JT Branding Declaration, JT will continue to strive to maximize cash flow, enhance corporate values and maintain the trust of its shareholders and other stakeholders.

(2) Medium- to long-term strategies
In August last year, the Company formulated a medium-term management plan called "JT PLAN-V," from April 2003 to March 2006, to further strengthen the Company by focusing on profit growth.
Total demand in the Japanese market continued to trend downward due to domestic social factors, including continued aging of the population, consumers' growing concern about the impact of smoking on health and reinforcement of smoking regulations. Amid such conditions, the tobacco excise tax hike took place last July, making the business climate for the domestic tobacco market more severe. In addition, JT and Philip Morris International have agreed last year not to renew the licensing agreement for manufacturing and selling of Marlboro brand cigarettes in the Japanese market and for exclusive usage of the Marlboro trademarks, upon expiration of the contract at the end of April 2005.
Considering such changes in the business environment, the following measures will be implemented as part of a new medium-term management plan called "JT PLAN-V." The domestic tobacco business will strive to conduct market-oriented operations with creativity, while maintaining its current cash flow level notwithstanding changes in its business environment. Meanwhile, the international tobacco business will aim to become the key to income growth for the whole JT Group; the pharmaceuticals business will aim to be a future cash flow generator for the JT Group, contributing to the enhancement of JT's corporate value; and the foods business will also aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value. The plan will also involve company-wide measures, including corporate restructuring, a voluntary retirement program, reform of human resource management systems and retirement benefits system, realignment of the asset portfolio, and enhancement of group-based optimum management.
In order to respond swiftly to our changing business environment, and to give management greater flexibility in decision making, we will continue to take measures that enable us to repurchase our own stock. The timing, scale and method of repurchases will be decided in a timely and appropriate manner in light of company needs and market conditions.
Also, under the recognition that coexistence with the natural environment is the basis for corporate existence, JT group aims to achieve harmony between our corporate activities and the environment in all countries and regions where it operates.
Through implementation of the above measures, JT intends to establish a sustainable structure for growth and profit, thereby promoting its shift to becoming a "global growth company that develops diversified, value creating businesses."

Strategies by business segment are as follows:

Tobacco
Alongside the constant overall decline in demand for cigarette products in Japan, the excise taxes on tobacco raised in July last year, further worsening the domestic tobacco business climate. Also, JT and Philip Morris International have agreed last year, not to renew the licensing agreement for the manufacturing and selling of Marlboro brand cigarettes in the Japanese market, upon expiration of the contract at the end of April 2005. In order to counter potential decline in profit from such events, JT will increase the value of its domestic tobacco business through various measures, including the implementation of top line growth strategies and cost structure reforms.
As part of its top line growth strategy, JT has implemented strategic pricing and introduced new products aggressively in the growing segments of 1-milligram tar and menthol, to take advantage of the recent revision of tobacco prices, and is targeting market penetration by continuing to aggressively launch new products. Furthermore, following the successful launch of the "Lucia Citrus Fresh Menthol" and "Mild Seven Prime Super Light Box," JT aims to strengthen its competitive advantage in the premium segment by aggressively developing "D-spec" (reduced tobacco odor) products (*) meeting customer demands.

(*) Products using JT's technologies for reducing odors from the tips of tobacco products are termed "D-spec" products.

A flexible cost structure will be established as part of JT's cost structure reform to obtain increased profits. Fixed and variable costs will be reduced in order to counter a potential business decline via the following measures: the closure of cigarette factories, consolidation of sales offices, realignment of tobacco leaf procurement offices, enhancement of the imported leaf procurement system, integration of group companies, efficiency of indirect businesses, and streamlining of the administrative and planning offices at the tobacco division's headquarters.
In order to realize a society in which those who smoke and those who do not can more easily coexist, JT will prepare comfortable smoking areas and promote activities to encourage improved smoking manners.

Following the previous fundamental strategy, JT expects the international tobacco business to increase profitability with further growth in sales volume of the GFB(*)s. The business will become the key to income growth for the whole JT Group as the driving force for profit, by continuing to focus on core markets with larger profitability or growth potential, and at the same time by building cost-effective operation systems. While the business aims for organic growth, it will also actively examine business and acquisition opportunities that further strengthen company value.

(*): GFB is the abbreviation for Global Flagship Brands, namely, Camel, Winston, Mild Seven and Salem.

We will also continue to take appropriate measures regarding strengthening of regulations in Japan on tobacco package warning labels and revised guidelines concerning tobacco advertising, as well as the WHO Framework Convention on Tobacco Control and the tobacco-related regulations of the EU and other countries.

Pharmaceuticals

We aim to develop our pharmaceuticals business as a future cash flow generator for the JT Group that contributes to the enhancement of JT's corporate value. Specifically, the pharmaceuticals business will strive to distinguish itself as a unique business with world-class R&D as well as enhance its presence through innovative drugs.
To achieve these goals, we will reinforce the in-house R&D capability, enhance the R&D pipeline, accelerate the R&D speed and will attempt to expand the Group company partnerships with subsidiaries, such as Torii Pharmaceutical Co., Ltd.

Foods

The foods business will aim to be the next cash flow generator for the JT Group by solidifying its business base and increasing its business value.
Maintaining the current strategy, JT aims to further expand both profits and sales volume of its processed foods business. Business will be concentrated in the four areas of frozen foods, seasonings, bakery items and chilled foods (*) in overseas markets. In the event of scarce resources, JT will seek collaboration or acquisition opportunities.
In the beverages business, JT decided to modify its strategic emphasis from securing a certain level of revenues and sales expansion to obtaining profitability. The business aims to make steady profits on an operating income basis by thoroughly streamlining operations. Also, the business will continue to incur expenses in R&D, advertising, optimized expansion of the vending machine distribution network and product brand enhancement.
(*): The chilled foods business is conducted through JT's subsidiary, Hans Continental Smallgoods Pty. Ltd., headquartered in Australia.

Other businesses

We are continuing to strengthen operations in other businesses, primarily by making fundamental changes in businesses not expected to be self-sustaining.

(3) Basic view and current situation of corporate governance

(Basic view)

We are proactively enhancing our corporate governance. We recognize that timely, accurate decision-making and execution are critical to increase our corporate value and respond appropriately to our changing business and social environments.

(Measures concerning corporate governance)

1. Framework for improving corporate governance

In order to strengthen our corporate governance, we optimized the size of our board of directors, and introduced an executive officer system, and established an advisory committee in June 2001.
Also, we aim to improve and enhance our compliance system for corporate governance to work in a smooth and appropriate manner. In October 2000, we established an internal organization centered on a compliance committee whose membership includes outside experts and which reports directly to the board of directors.

2. Corporate governance structure

*Board of corporate auditors

JT has a board of corporate auditors. The board is an independent entity with fiduciary responsibilities to shareholders. By auditing the Board of Directors' implementation of its responsibilities, the board of corporate auditors works to ensure sound company operations and the improvement of company credibility within the society. The board of corporate auditors is comprised of four members, of which three were selected from outside JT.

*Board of directors

The Board of directors meets once a month as a rule, and at other times as needed, to decide on issues as defined in the Commercial Code and other important items. It also receives reports on and supervises execution of business. The Board is currently comprised of eight directors, and the corporate auditors also attend meetings.

*Management committee
The management committee is comprised of the chairman, the president, and vice presidents. As a rule, it meets once a week to discuss important management issues – primarily management strategy across all operations and items concerning the company's core plans.
*Compliance committee
The compliance committee is comprised of seven members, of which two were selected from outside JT. It meets approximately once a month to discuss compliance-related issues and issues concerning guidelines for our activities. It also sets compliance goals each year, based upon which action is subsequently taken. Compliance-related responsibilities lie primarily with the compliance executive officer and the compliance department.
*Audit department
The audit department reviews and evaluates internal management controls in light of importance and risks, from a perspective independent of the operational organization. It provides reports and proposals to the president.
*Advisory committee
The advisory committee, which includes five outside members, meets four times a year and provides proposals representing a broad range of perspectives concerning the company's medium- to long-term direction.

(4) Policy for dividends and use of retained earnings
Growth in our corporate value over the medium to long term will determine the Company's attractiveness to shareholders. The core of our dividend policy is to provide a competitive return of cash to shareholders. Taking this into account, we intend to increase dividends gradually, depending on the company's attainment of JT PLAN-V medium-term management plan and mid- to long-term outlook. We will use our retained earnings to invest in businesses now and in the future, acquire external resources, reduce interest-bearing debt, and buy back shares to broaden our business options.

(5) Reducing the minimum investment amount for the Company's shares
JT recognizes the importance of maintaining an active interest in the Company among all investors, including individuals, and as such, the Company promotes investor relations to enhance communication with investors. We will continue to evaluate changing the minimum investment amount for the Company's shares based on stock market trends and the composition of our shareholders.

3. RESULTS OF OPERATIONS AND FINANCIAL CONDITION

(1) Results of Operations
In this fiscal year ended March 31, thanks to capital investment and exports, the Japanese economy steadily recovered despite continued weakness in employment conditions. Globally, meanwhile, the U.S. economy showed a recovery, while expansion continued in China, Thailand, and other parts of Asia, and a modest rebound occurred in Europe.
Under these circumstances, the JT Group has been continuously implementing measures in accordance with JT PLAN-V. As a result, net sales increased to JPY 4,625.1 billion, up 3.0% from the previous fiscal year. This increase was mainly due to the increased list-price, following the tobacco excise tax hike in the domestic tobacco business and the increased sales volume of GFBs in international tobacco business. Operating income rose to JPY 234.0 billion, up 23.9% from the previous fiscal year, owning to improved profitability from reduced costs in domestic tobacco and other business operations. Meanwhile, recurring profit grew to JPY 213.5 billion, up 23.3% from the previous fiscal year. The Group incurred JPY 7.6 billion in net losses, as compared to the previous fiscal year's net income of JPY 75.3 billion due to extraordinary losses accompanying the change in accounting policy for JT's obligations for annuity payments of the government-sponsored defined benefit pension plans, which relate to pension benefits entitled to beneficiaries for services rendered up to July 1, 1956.
The year-end dividend is JPY 5,000 per share, which brings the annual dividend to JPY 10,000 per share, including the interim dividend of JPY 5,000 per share.
The company-wide measures in the "JT PLAN-V" also involve specific efforts. JT established Frontier REIT Management, an asset management company for J-REIT in August 2003, as part of a realignment of the asset portfolio. Frontier REIT Management received an approval as an asset management company based on the Law on Investment Trusts and Investment Companies this April, and is preparing to promptly list the shares of the J-REIT on the Tokyo Stock Exchange.
Also, from last October onwards, as part of its human resource management system review, the retirement benefit system was overhauled. Accordingly, a new points-based system of retirement benefit was introduced comprising of severance indemnities, defined contribution pension plan and cash-balance pension plan.
To make the Company more flexible and speedy in the face of the changing business environment and its business development, JT has declared that it would streamline the corporate function aiming at further efficiency, while clarifying corporate divisions' mission and goal in this July.
Also, at last year's annual shareholders' meeting held on June 25, 2003, a stock repurchase plan was approved as below.

(1) Stock to be repurchased:	JT common stock
(2) Number of shares:	Up to 100,000 shares
(3) Total repurchase cost:	Up to JPY 75.0 billion

Based on the above, JT repurchased a total of 45,800 shares of common stock at a total repurchase amount of JPY 34,579 million last October.
In addition, JT decided last December to establish a system of shareholder special benefit plan in which JT's registered shareholders possessing at least one share will receive JT group products twice a year.

Results by business segment are as follows:

Tobacco

Under the top line growth strategy for our domestic tobacco business, JT aggressively launched new products in growing segments - especially the 1-milligram tar, menthol, and premium products. JT also expanded the sales scope for those new products with initially limited sales areas that have strong customer support, as well as implemented aggressive and efficient marketing activities tailored to the unique features of the Japanese market. In particular, JT introduced 14 products with sales limited to certain areas, including "Hope Menthol" (launched in Aichi prefecture in May 2003), "Cabin Mild Menthol Box" (limited sales began in Miyagi prefecture in August 2003), "Mild Seven One Menthol Box" (launched in Okinawa prefecture and areas east of the Kinki region in January 2004), and "Mild Seven Prime Menthol Lights Box" (limited sales began in Tokyo prefecture in this March). In addition, the sales area were expanded for four products, including "Lucia Citrus Fresh Menthol" (a reduced tobacco odor D-spec product expanded nationwide in November 2003), and "Mild Seven Prime Super Lights Box" (launched nationwide in this March). JT also plans to expand sales of "Hope Menthol" and "Cabin Mild Menthol Box" nationwide in May 2004. In addition, the company completely revamped the designs of the seven core "Mild Seven" products between mid-March and late April 2004 in order to strengthen the Mild Seven brand family's position in the Japanese market.
As part of our cost structure reform, JT has also implemented various measures. Specifically, we decided to close 14 of the 25 domestic cigarette factories between the end of March 2003 and the end of March 2005, and convert the function of one factory in April 2005 – thereby leaving a total of ten factories. Of these, JT already closed three plants by the end of March 2003 and another four by the end of March 2004. Additionally, JT decided in July 2003 on a gradual consolidation of its domestic tobacco leaf procurement offices and stations from the period of July 2004 through April 2006, and decided in September 2003 to consolidate six sales offices as of the end of June 2005. The partial organizational changes, which are aimed at optimizing the JT group's foreign leaf tobacco procurement, and merger of six tobacco distribution subsidiaries in April 2004 are other examples of measures to strengthen cost competitiveness.
The domestic cigarette sales volume during the fiscal year ended March 31, 2004 fell by 10.7 billion to 218.3 billion cigarettes (*), down 4.7% from the previous fiscal year. This was due to the impact of the list-price revision accompanying the tobacco excise tax hike took effect last July, along with the current slump in cigarette demand. Our market shares in Japan declined by 0.4 point to 72.9%. Net sales, excluding excise taxes, per thousand cigarettes increased by JPY 53 to JPY 3,908 as a result of the strategic pricing.
In international markets, JT International S.A., the core of our international operations, aggressively pursued sustained growth through effective marketing activities. As part of the initiatives to enhance GFB brand value and following global renewal of "Camel" in 2002, JT launched a similar renewal of "Salem" last year, which commenced in Asia from July in the same year and set for expansion in other areas accordingly.
The international cigarette sales volume fell by 4.5 billion to 198.8 billion cigarettes(*), down 2.2% from the previous fiscal year. The sales volume of our premium GFBs increased by 7.8 billion to 117.5 billion cigarettes, up 7.1% from the previous fiscal year. This was due to the increased sales volume of "Winston" in Russia and "Mild Seven" in Taiwan.
Consequently, net sales totaled JPY 4,236.9 billion, up 2.5% from the previous fiscal year. This was due to domestic factors such as the list-price revision and aggressive launch of new tobacco products, as well as the increased sales volume of GFBs in the international tobacco business. Operating income grew to JPY 238.4 billion, up 11.7% from the previous fiscal year, owing to reduced costs and increased unit price in domestic tobacco operations and income growth in the international tobacco business.
For international markets, results from January to December 2003 were incorporated into the above annual net tobacco business results.
Cigarette production volume amounted to 396.2 billion cigarettes, down 2.8% from the previous fiscal year.

(*) JT's China Division oversees the Chinese, Hong Kong and Macao markets. Sales for this fiscal year from domestic duty-free shops and the China Division, amounted to 6.4 billion cigarettes but figures are not included in the figures.

Pharmaceuticals

In our pharmaceuticals business, we continued to improve the in-house R&D capabilities and conducted R&D with research institutions both in Japan and overseas. At present, we have five drugs in the clinical development pipeline. We terminated in September last year development of an anti-inflammatory drug in the second phase of clinical testing in Japan, of which JT entered into an agreement with Fujisawa Pharmaceutical for the co-development from phase three onwards and co-marketing in Japan. With the termination of its clinical development, we agreed to terminate the agreement. Meanwhile, in July last year, JT reached a licensing agreement to acquire exclusive marketing rights in the Japan market for three anti-HIV drugs with the U.S.-based Gilead Sciences, and "Viread," one of the three, was launched in April 2004 by Torii Pharmaceutical Co., Ltd. following our gain of import approval in March 2004.

Royalty revenue from our "Viracept" anti-HIV drug declined due to increased competition. We developed the drug with Agouron Pharmaceuticals, Inc. of the United States and it is sold in the U.S., Europe, Japan and elsewhere. Torii Pharmaceutical's sales decreased due to decreased sales of Futhan, an injectable protease inhibitor, due to the introduction of generic drugs.

Net sales totaled JPY 51.2 billion, down 5.0% from the previous fiscal year, due to reduced royalty revenue from our "Viracept" and a decline in sales at Torii Pharmaceutical. The operating loss shrank 7.3% (JPY 1.0 billion) to JPY 12.8 billion, which was mainly due to decreased in-house R&D expenditures, as well as decreased personnel costs resulting from an early retirements program at Torii Pharmaceutical in the previous year.

Foods

The business value of our foods business was considerably enhanced by the development and introduction of new products, acquisition and strengthening of existing sales channels and by flexible operations to meet market demands.

We expanded our processed foods business by adding new products to the "Dai-ninki!" and "Imadoki wazen" frozen foods lineups, and made efforts to reduce overall business expenses in order to strengthen profitability. In addition, our subsidiary Hans Continental Smallgoods Pty. Ltd. acquired a majority stake of Swickers to insure stable supplies of core materials last September, and acquired the ham and sausage divisions of OSI International Foods Australia Pty. Ltd. to expand production foundations in last December.

In the beverages business, JT steadily expanded its vending machine channels through Japan Beverage Inc., our vending-machine operations subsidiary, although the total number of sales channels declined due to elimination of unprofitable channels. We enriched and reinforced the "Roots" canned coffee series and implemented a renewal of the entire lineup last September, accompanying the launch of "Roots Live-Bodied" canned coffee. This product is made using JT's proprietary "low pH technology" which replicates the mildly acid flavor of regular coffee. In addition, we actively launched new products, including the "Aka-Oolong" series that uses only highly fermented oolong tea leaves, and a revamped version in February 2004 of "Senoby," a calcium-enriched health drink with MBP (milk basic protein).

As a result, net sales totaled JPY 250.1 billion, up 7.6% from the previous fiscal year, due mainly to expanded business with processed foods, expansion of our vending machine sales network for the beverages business, and expanded scope of consolidation, etc. Operating loss decreased by JPY 8.3 billion to JPY 4.8 billion, down 63.2% from the previous fiscal year; this reduction is the result of increased sales, enhanced profitability and a decreased amount of goodwill amortization.

JT Foods Co., Ltd., our processed foods sales subsidiary, and JT Beverage Corporation, our beverages sales subsidiary, were merged on April 1, last year to strengthen sales and increase operational efficiency. JT Foods Co., Ltd. is the surviving company.

Other businesses

We operated other business in an aggressive and efficient manner.

As a result, net sales in other businesses totaled JPY 86.8 billion, and operating income was JPY 11.9 billion, up 21.5% and 1,184.2% from the previous fiscal year, respectively.

We terminated our agribusiness operations by the end of June 2003. In addition, at the end of March 2004 we sold the "Tokushima Prince Hotel" business, which had been managed through subsidiary JT Tokushima Prince Hotel Inc., to Prince Hotel as part of our efforts to focus our resources on our core businesses. We also sold shares of three printing-related subsidiaries, namely JT Pros Print Co., Ltd., Tokkyoshiki Co., Ltd., and GB One Printing Co., Ltd., to Toppan Printing Co., Ltd. in April 2004.

Financial results by geographic area are as follows:

Japan

Net sales in Japan amounted to JPY 3,844.1 billion, up 1.3% from the previous fiscal year. The increase was due to increased tobacco sales, expansion of the foods business and a one-time profit from the real estate business. Operating income increased to JPY 195.0 billion, up 25.9%, because of reduced operating expenses from lowered costs.

Western Europe

Net sales in Western Europe totaled JPY 308.6 billion, down 2.6% from the previous fiscal year. Despite an increased sales volume of GFB brands, there was a negative impact of foreign exchange. The operating loss shrank 4.3% to JPY 20.9 billion.

Others

Net sales in other regions totaled JPY 472.4 billion, up 24.0% from the previous fiscal year, due to favorable tobacco sales in Russia and Taiwan and business expansion of the foods business in Australia. Operating income increased to JPY 57.5 billion, up 5.1% from the previous fiscal year.

(2) Outlook for the Year Ending March 31, 2005

The global economy is recovering steadily, and the Japanese economy is expected to continue to rebound.
Consolidated financial results for the year ending March 31, 2005 are forecasted to be as follows:

Net sales:	JPY 4,570.0 billion
Recurring profit:	JPY 225.0 billion
Net Income:	JPY 78.0 billion

The above forecasts assume an estimated extraordinary loss of JPY 140 billion incurred from business structure enhancement, including voluntary retirement measures which was stated in our JT PLAN-V medium-term management plan. We estimate that the impact of this on net income will be JPY 84.0 billion. We will make an announcement of voluntary retirement measures later on, but at the present time, however, the number of applicants is unknown and thus the above estimated figures could change depending on the actual number of applicants.

Note: The above figures are based on judgments, evaluations, factual understandings, policies, and other factors made in accordance with information available to the management. They are also based upon certain assumptions required to formulate forward-looking statements as well as information already confirmed to be factual. Actual figures may differ from those forecasted, depending on uncertainties inherent in such forecasts, as well as possible changes in the company's operations and economic environment, including domestic and foreign stock markets. Please refer to the Notes Regarding Forward-Looking Statements below, before using the information provided in our forward-looking statements.

(3) Financial Condition

Cash and cash equivalents (hereinafter "funds") decreased JPY 0.9 billion (0.2%) to JPY 601.6 billion from the previous fiscal year. While operating revenue was up solidly from the previous fiscal year, purchase of marketable securities, repayment of long-term borrowings and purchase of treasury stock offset the effect.

Cash flow from operating activities

Net cash provided by operating activities increased to JPY 334.5 billion, up 29.6% from the previous fiscal year. This was achieved due mainly to the stable domestic tobacco business. Net loss before income taxes and minority interest, which came to JPY 7.6 billion, included one-time loss on recognition of obligations under Public Official Mutual Assistance Association Law that did not affect cash flow.

Cash flow from investing activities

Net cash used in investing activities rose to JPY 228.6 billion, up 205.3% from the previous fiscal year. This was primarily due to the purchase of marketable securities.

Cash flow from financing activities

Net cash used in financing activities was JPY 109.3 billion, down 2.4% from the previous fiscal year. This was due to the repayment of long-term borrowings, purchase of treasury stock and the payment of dividends.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This material contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

(1) health concerns relating to the use of tobacco products;
(2) legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
(3) litigation in Japan and elsewhere;
(4) our ability to further diversify our business beyond the tobacco industry;
(5) our ability to successfully expand internationally and make investments outside of Japan;
(6) competition and changing consumer preferences;
(7) the impact of any acquisitions or similar transactions;
(8) local and global economic conditions; and
(9) fluctuations in foreign exchange rates and the costs of raw materials.

CONSOLIDATED BALANCE SHEETS

Japan Tobacco Inc. and Consolidated Subsidiaries
March 31, 2003 and 2004

	Millions of yen				
	March 31, 2003		*March 31, 2004*		*Increase/ (decrease)*
ASSETS		composition ratio	(Unaudited)	composition ratio	
	JPY	**%**	**JPY**	**%**	**JPY**
CURRENT ASSETS:	**1,346,364**	**45.5**	**1,477,848**	**48.8**	**131,483**
Cash and deposits	317,960		370,816		52,856
Trade notes and accounts receivable	133,324		128,538		(4,785)
Marketable securities	305,587		397,676		92,089
Inventories	492,176		456,501		(35,675)
Deferred tax assets	19,977		30,221		10,243
Other current assets	79,346		96,879		17,532
Allowance for doubtful accounts	(2,008)		(2,785)		(776)
FIXED ASSETS:	**1,611,281**	**54.5**	**1,551,151**	**51.2**	**(60,130)**
Property, plant and equipment:	733,313	24.8	708,221	23.4	(25,092)
Buildings and structures	311,367		299,538		(11,829)
Machinery, equipment and vehicles	148,958		142,089		(6,868)
Tools	54,082		49,759		(4,322)
Land	177,673		179,368		1,694
Construction in progress	41,230		37,464		(3,765)
Intangible assets:	712,129	24.1	610,506	20.1	(101,622)
Goodwill	381,601		331,580		(50,020)
Trademarks	288,514		245,598		(42,915)
Other	42,013		33,327		(8,685)
Investments and other assets:	165,838	5.6	232,423	7.7	66,584
Investment securities	70,148		72,952		2,803
Long-term loans	5,994		4,508		(1,486)
Deferred tax assets	64,524		121,547		57,023
Other assets	32,859		39,865		7,005
Allowance for doubtful accounts	(5,895)		(4,924)		971
Allowance for loss on investments	(1,792)		(1,526)		266
DEFERRED ASSETS	**18**	**0.0**	**83**	**0.0**	**65**
TOTAL ASSETS	**JPY 2,957,665**	**100.0**	**JPY 3,029,083**	**100.0**	**JPY 71,418**

	Millions of yen				
	March 31, 2003		*March 31, 2004*		*Increase/ (decrease)*
LIABILITIES		Composition ratio	(Unaudited)	Composition ratio	
	JPY	**%**	**JPY**	**%**	**JPY**
CURRENT LIABILITIES:	**594,742**	**20.1**	**756,712**	**25.0**	**161,970**
Trade notes and accounts payable	108,042		111,678		3,635
Short-term bank loans	20,522		27,593		7,070
Current portion of long-term borrowings	55,410		23,115		(32,294)
Current portion of bonds	500		122,000		121,500
Other accounts payable	67,918		93,913		25,995
National tobacco excise taxes payable	79,440		86,655		7,215
National tobacco special excise taxes payable	14,830		14,987		156
Local tobacco excise taxes payable	85,769		97,077		11,308
Income taxes payable	38,583		41,433		2,849
Consumption tax payable	29,386		37,392		8,005
Deferred tax liabilities	41		1,145		1,103
Accrued employees' bonuses	27,905		36,068		8,163
Other allowances	3,343		2,633		(710)
Other current liabilities	63,045		61,016		(2,029)
NON-CURRENT LIABILITIES:	**689,196**	**23.3**	**710,609**	**23.4**	**21,413**
Bonds	272,000		151,500		(120,500)
Long-term borrowings	76,065		56,993		(19,072)
Deferred tax liabilities	48,910		44,260		(4,649)
Liabilities for retirement benefits	230,344		384,118		153,774
Liabilities for retirement benefits for directors and corporate auditors	1,294		1,203		(91)
Other non-current liabilitites	60,581		72,533		11,952
TOTAL LIABILITIES	**1,283,938**	**43.4**	**1,467,322**	**48.4**	**183,383**
MINORITY INTERESTS:					
MINORITY INTERESTS	**51,071**	**1.7**	**53,824**	**1.8**	**2,752**
SHAREHOLDERS' EQUITY:					
COMMON STOCK	**100,000**	**3.4**	**100,000**	**3.3**	**-**
CAPITAL SURPLUS	**736,400**	**24.9**	**736,400**	**24.3**	**-**
RETAINED EARNINGS	**789,912**	**26.7**	**763,770**	**25.2**	**(26,142)**
NET UNREALIZED GAINS ON INVESTMENT SECURITIES	**2,632**	**0.1**	**14,185**	**0.5**	**11,553**
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	**(6,290)**	**(0.2)**	**(71,839)**	**(2.4)**	**(65,549)**
TREASURY STOCK	**-**	**-**	**(34.579)**	**(1.1)**	**(34,579)**
TOTAL SHAREHOLDERS' EQUITY	**1,622,654**	**54.9**	**1,507,937**	**49.8**	**(114,717)**
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	**JPY 2,957,665**	**100.0**	**JPY 3,029,083**	**100.0**	**JPY 71,418**

CONSOLIDATED STATEMENTS OF OPERATIONS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen					
	For the year ended				Increase/ (decrease)	Comparison to previous fiscal year
	March 31, 2003		March 31, 2004 (Unaudited)			
	JPY	%	JPY	%	JPY	%
NET SALES	**4,492,263**	**100.0**	**4,625,151**	**100.0**	**132,887**	**3.0**
COST OF SALES	**3,569,393**	**79.5**	**3,684,012**	**79.7**	**114,618**	**3.2**
Gross profit	**922,869**	**20.5**	**941,138**	**20.3**	**18,268**	**2.0**
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	**733,906**	**16.3**	**707,104**	**15.2**	**(26,802)**	**(3.7)**
Operating income	**188,963**	**4.2**	**234,034**	**5.1**	**45,070**	**23.9**
NON-OPERATING INCOME:	**9,340**	**0.2**	**10,321**	**0.2**	**981**	**10.5**
Interest income	2,038		1,831		(207)	
Dividend income	1,702		1,410		(292)	
Other	5,598		7,078		1,480	
NON –OPERATING EXPENSES:	**25,072**	**0.5**	**30,755**	**0.7**	**5,683**	**22.7**
Interest expense	8,553		8,143		(410)	
Foreign exchange loss	6,700		5,857		(843)	
Financial support for domestic leaf tobacco growers *	713		3,641		2,927	
Periodic mutual assistance association cost	-		2,776		2,776	
Other	9,104		10,337		1,233	
Recurring profit	**173,231**	**3.9**	**213,599**	**4.6**	**40,368**	**23.3**
EXTRAORDINARY PROFIT:	**18,347**	**0.4**	**29,356**	**0.6**	**11,009**	**60.0**
Gain on sale of property, plant and equipment	15,478		17,217		1,739	
Gain on termination of a portion of retirement benefit plans	-		9,870		9,870	
Other	2,868		2,268		(600)	
EXTRAORDINARY LOSS:	**49,080**	**1.1**	**250,564**	**5.4**	**201,483**	**410.5**
Loss on sale of property, plant and equipment	2,690		4,867		2,177	
Loss on disposal of property, plant and equipment	9,835		10,885		1,049	
Business restructuring costs	11,414		40,818		29,404	
Loss on discontinued operations	1,814		5,865		4,051	
Write-down of investment securities	11,107		460		(10,647)	
Loss on sale of investment securities	5,290		982		(4,307)	
One-time loss on recognition of obligations under Public Official Mutual Assistance Association Law	-		185,095		185,095	
Amortization of unrecognized obligation at transition **	6,042		-		(6,042)	
Other	885		1,588		703	
INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	**142,498**	**3.2**	**(7,607)**	**(0.2)**	**(150,105)**	**-**
INCOME TAXES – CURRENT	**60,006**	**1.3**	**67,487**	**1.5**	**7,481**	**12.5**
INCOME TAXES – DEFERRED	**1,808**	**0.1**	**(72,301)**	**(1.6)**	**(74,109)**	**-**
MINORITY INTERESTS	**5,381**	**0.1**	**4,808**	**0.1**	**(573)**	**(10.7)**
NET INCOME (LOSS)	**JPY 75,301**	**1.7**	**JPY (7,602)**	**(0.2)**	**JPY (82,904)**	**-**

* Financial support for domestic leaf tobacco growers who incur losses due to abnormal weather conditions or calamities.

** Amortization of unrecognized net obligations existing at the date of initial application of new accounting standards for employees' retirement benefits.

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen		
	For the year ended		
	March 31, 2003	*March 31, 2004*	*Increase/ (decrease)*
		(Unaudited)	
CAPITAL SURPLUS:	**JPY**	**JPY**	
Capital surplus, beginning of year	**736,400**	**736,400**	**-**
Capital surplus, end of year	**736,400**	**736,400**	**-**
RETAINED EARNINGS :			
Retained earnings, beginning of year	**731,834**	**789,912**	**58,077**
Increase:	**75,521**	**3,713**	**(71,807)**
Net income for the year	75,301	-	(75,301)
Adjustments to retained earnings for change in consolidation scope	219	3,066	2,846
Adjustments to retained earnings for change in scope of associated companies accounted for by the equity method	-	647	647
Decrease:	**17,443**	**29,855**	**12,412**
Net loss for the year	-	7,602	7,602
Cash dividends paid	16,000	22,000	6,000
Bonuses to directors and corporate auditors	272	246	(25)
(Bonuses to corporate auditors)	(31)	(33)	(1)
Minimum pension liability adjustment*	1,171	6	(1,165)
Retained earnings, end of year*	**JPY 789,912**	**JPY 763,770**	**JPY (26,142)**

*Adjustment to appropriate minimum pension liability by consolidated overseas subsidiaries applying accounting principles generally accepted in the Unites States of America ("U.S. GAAP").

CONSOLIDATED STATEMENTS OF CASH FLOWS

Japan Tobacco Inc. and Consolidated Subsidiaries
Years ended March 31, 2003 and 2004

	Millions of yen		
	For the year ended		*Increase/*
	March 31,2003	*March 31,2004* (Unaudited)	*(decrease)*
OPERATING ACTIVITIES:			
Income (loss) before income taxes and minority interests	JPY 142,498	JPY(7,607)	JPY(150,105)
Depreciation and amortization	136,534	133,227	(3,306)
Write-down of property, plant and equipment	-	14,188	14,188
Gain on sale and disposal of property, plant and Equipment	(2,967)	(5,399)	(2,432)
Amortization of goodwill	11,799	6,173	(5,626)
Increase in liabilities for retirement benefits	1,389	147,153	145,763
Interest income and dividend income	(3,740)	(3,242)	497
Interest expense	8,553	8,143	(410)
(Increase) decrease in trade notes and accounts receivable	(3,809)	7,100	10,910
Decrease in inventories	25,572	23,798	(1,774)
Increase (decrease) in trade notes and accounts payable	3,197	(1,877)	(5,074)
(Decrease) increase in other accounts payable	(31,801)	27,224	59,026
Increase in tobacco excise taxes Payable	3,751	18,746	14,995
Other, net	15,618	35,126	19,507
Sub-total	**306,595**	**402,753**	**96,157**
Interest and dividend received	3,730	3,227	(503)
Interest paid	(8,753)	(8,335)	418
Income taxes paid	(43,516)	(63,144)	(19,628)
Net cash provided by operating activities	**258,056**	**334,501**	**76,444**
INVESTING ACTIVITIES:			
Investment in time deposits	(1,257)	(22,991)	(21,734)
Purchases of marketable securities	(18,090)	(239,562)	(221,471)
Proceeds from sale and redemption of marketable securities	13,521	85,722	72,200
Purchases of property, plant and equipment	(104,310)	(84,214)	20,096
Proceeds from sale of property, plant and equipment	23,479	25,288	1,808
Purchases of intangible assets	(4,881)	(4,982)	(100)
Purchases of investment securities	(1,622)	(225)	1,396
Proceeds from sale and redemption of investment securities	21,722	14,859	(6,862)
Purchase of shares of a newly consolidated subsidiary, net of cash acquired	(3,593)	(134)	3,458
Other, net	155	(2,378)	(2,534)
Net cash used in investing activities	**(74,876)**	**(228,619)**	**(153,742)**
FINANCING ACTIVITIES:			
Net (decrease) increase in short-term bank loans	(14,673)	6,190	20,864
Proceeds from issuance of long-term borrowings	4,980	1,349	(3,630)
Repayment of long-term borrowings	(83,493)	(59,665)	23,827
Dividends paid	(16,000)	(22,000)	(6,000)
Dividends paid to minority shareholders	(1,961)	(1,788)	172
Purchase of treasury stock	-	(34,579)	(34,579)
Other, net	(820)	1,158	1,978
Net cash used in financing activities	**(111,967)**	**(109,334)**	**2,633**
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	**(3,310)**	**(4,390)**	**(1,080)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**67,901**	**(7,843)**	**(75,745)**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**534,503**	**602,644**	**68,140**
CASH AND CASH EQUIVALENTS OF NEW CONSOLIDATED SUBSIDIARIES, BEGINNING OF YEAR	**238**	**6,860**	**6,621**
CASH AND CASH EQUIVALENTS, END OF YEAR	**JPY 602,644**	**JPY 601,661**	**JPY (983)**

BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUTING POLICIES

1. SCOPE OF CONSOLIDATION

The number of consolidated subsidiaries is 188.
The main consolidated subsidiaries are JT International S.A., Tokyo Tobacco Services Co., Ltd. (upon a merger in April, 2004 it changed its name to TS Network Co., Ltd.), Torii Pharmaceutical Co., Ltd., Japan Beverage Inc., and JT Real Estate Inc.
43 subsidiaries including Japan Tobacco (Hong Kong) Limited., Weihai J.K. Foods Co., Ltd., Swickers Kingaroy Bacon Factory Pty Ltd., Shanghai JS Foods Co., Ltd., Frontier REIT Management Inc. have been consolidated from this fiscal year. JT Beverage Corporation, a former consolidated subsidiary, has been excluded from consolidation as a result of the merger with JT Food Co., Ltd., effective April 1, 2003. Also, JT Vending Kanto Co., Ltd, JT Vending Chubu Co., Ltd, JT Vending Kansai Co., Ltd, Shikoku JTS Wiring Systems Corporation, JT Agris Corporation, liquidated in this fiscal year, were included in consolidation only for the period until liquidation.
Certain small subsidiaries have been excluded from the scope of consolidation since the aggregate amounts of their total assets, net sales, equity in net income, and equity in retained earnings are not considered material to the consolidated financial statements, as a whole.

2. APPLICATION OF THE EQUITY METHOD

(1) Associated companies accounted for by the equity method.
Nine companies, including JT CMK Corporation and NTT Data Wave Corporation.
(2) Certain unconsolidated subsidiaries and associated companies are not accounted for by the equity method since the amounts of net income or loss and retained earnings of these companies are not considered material individually and in the aggregate to the consolidated financial statements.
(3) Among companies accounted for by the equity method, those with fiscal periods different from the Company, the fiscal results of such companies are used in consolidation.

3. FISCAL YEAR OF CONSOLIDATED SUBSIDIARIES

The fiscal years of consolidated overseas subsidiaries generally end December 31.
The accounts of these subsidiaries have been included on the basis of their fiscal years and necessary adjustments have been made to reconcile significant transactions that occurred during the intervening period between their fiscal year ends and the Company's fiscal year end.
The fiscal years of other consolidated subsidiaries generally end March 31.

4. ACCOUNTING POLICIES

(1) Valuation of significant assets
a) Securities
Marketable securities and marketable investment securities are stated at market value as of the fiscal year end. (Net unrealized holding gains or losses are included in a component of shareholders' equity, and cost of securities sold is determined based on the moving-average cost.)
Non-marketable securities are stated at the moving-average cost.
b) Derivatives
Derivatives are accounted for by the fair value method. See Item 4.(6).
c) Inventories
Inventories are stated principally at the average cost, except for leaf tobacco held by the Company, which is subject to devaluation.

(2) Depreciation and amortization
a) Property, plant and equipment
Property, plant and equipment are carried at cost. Depreciation is generally computed using the declining-balance method except for assets of certain domestic consolidated subsidiaries, which have been computed using the straight-line method. Depreciation of buildings, which were acquired on or after April 1, 1998, except annexed structures, is computed using the straight-line method.
Useful lives applied for depreciation of major property, plant and equipment are principally as follows:

Buildings and structures	38~50 years
Machinery, equipment and vehicles	8 years

b) Intangible assets

Intangible assets are amortized principally using the straight-line method.

Useful lives applied for amortization of major intangible assets are principally as follows:

Trademarks 10 years

(Additional Information)

The Company decided to cease the operations of certain tobacco manufacturing factories during the fiscal years ending March 31, 2004 and 2005, and actually the operations of certain factories were ceased as of March 31, 2004. Upon the decision of these cessations, the Company reduced the useful lives of such factories' machinery and equipment to the remaining period before the anticipated closure causing an accelerated depreciation charge of ¥ 9,392 million for the year ended March 31, 2004.

The Company also disposed of by sale a certain hotel building and other property used by JT Tokushima Prince Hotel Inc., a subsidiary, during the fiscal year ended March 31, 2004. The Company recognized an accelerated depreciation charge on this property of ¥ 4,795 million for the year ended March 31, 2004 as a result of reduction of their useful lives at the time of agreement of the sale.

(3) Allowances and other liabilities

a) Allowance for doubtful accounts

The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

b) Allowance for loss on investments

An allowance for loss on investments is recorded to provide for the loss on investments in certain non-marketable equity securities and is determined based on the respective financial condition of the investees.

c) Accrued employees' bonuses

Bonus payments to employees (including corporate officers who are not board members) is accrued based on the amounts expected to be paid.

d) Liabilities for retirement benefits

Liabilities for retirement benefits for employees (including corporate officers who are not board members) were stated based on an estimated retirement benefits obligation and fair value of plan assets at the fiscal year end.

Unrecognized prior service cost has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years).

Unrecognized net actuarial gain or loss has been amortized using the straight-line method over employees' average remaining service period or shorter period (generally 10 years) from the year following the fiscal year in which the actuarial difference occurs.

The Company also recognizes, as part of its liability for retirement benefits, its obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.

(Change in accounting policy)

Effective from the beginning of this fiscal year, the Company changed its accounting policy for certain obligations for annuity payments of the government-sponsored defined benefit pension plans. The Company's annuity-basis obligations which are subject to the accounting change relate to pension benefits to which beneficiaries are entitled for their services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law. This accounting change recognized this liability as part of the Company's liability for retirement benefits in light of the actuarially determined computation methods prescribed under the Revised Accounting Standards for Independent Administrative Institutions, which were applied to accounting for annuity obligations for government-sponsored pension plans effective from April 1, 2003, in order to fairly present such obligations in the Company's financial statements as well as to further enhance the transparency of the Company's financial conditions. Prior to the change, annuity-basis contributions had been recorded as expenses when paid.

Upon this accounting change, the Company fully recognized a liability as of April 1, 2003 and related one-time loss of ¥ 185,095 million for the year ended March 31, 2004.

As a result of this change, operating income and recurring profit for the year ended March 31, 2004 increased by ¥ 15,580 million and ¥ 12,804 million, respectively, and income before income taxes and minority interests for the year ended March 31, 2004 decreased by ¥ 172,290 million, as compared to under the previous method, which resulted in a loss before income taxes and minority interests for the year ended March 31, 2004.

As a result of this change, operating expenses of both Tobacco segment and Japan segment for this fiscal year decreased by ¥15,580 million, as compared to the previous method.

e) Liabilities for retirement benefits for directors and corporate auditors
The liabilities for retirement benefits for directors and corporate auditors are provided for the amount that would be required to be paid if all directors and corporate auditors retired at the fiscal year end.

(4) Foreign currency transactions
Foreign currency denominated receivables and payables are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end. Resulting exchange gains and losses are charged to income.
Assets and liabilities of consolidated overseas subsidiaries are translated into Japanese yen at the current exchange rate prevailing at the fiscal year end of individual subsidiaries. Profits and losses are translated using the average exchange rate during the fiscal year of each subsidiary. The translation difference is included in shareholders' equity as "FOREIGN CURRENCY TRANSLATION ADJUSTMENTS".

(5) Lease transactions
Finance leases, except for leases that are deemed to transfer ownership of the leased property, are accounted for as operating leases.

(6) Hedge accounting
a) A gain or loss on derivative instrument designated as a hedge, is deferred until hedged items are settled. If foreign exchange forward contracts, foreign currency swaps and foreign currency options meet certain hedge accounting criteria, they are not required to be separately accounted for. In such instances, foreign currency denominated assets and liabilities that are considered as hedged items are translated at the foreign exchange rate stipulated in the contract. Interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not re-measured at market value, but the differential to be paid or received under the swap agreements are accrued and included in interest expense or income on hedged items.

b) Hedging instruments and hedged items

Hedging instruments	**Hedged items**
Foreign exchange forward contracts	Forecasted foreign currency transactions
Foreign currency options	Forecasted foreign currency transactions
Foreign currency swaps	Foreign currency denominated bonds
Interest rate swaps	Borrowings and Japanese yen bonds

c) Hedging policy
Derivative transactions are entered into in accordance with the Risk Management Policy and Practice Manual for financial instruments. The objective is to hedge the exposure to variability in expected future cash flows associated with foreign-currency-denominated transactions, and to hedge interest rate risks on certain future interests received on debt securities and certain future interest payments on borrowings and bonds.

d) Assessment of hedge effectiveness
In general, effectiveness is assessed by comparing the accumulated amount of changes in fair values of hedging instruments with that of hedged items. As to certain foreign exchange forward contracts and interest swaps that meet specific criteria, the assessment of effectiveness is omitted since it is not required.

(7) Accounting policies for consolidated overseas subsidiaries
JT International S.A. and other consolidated overseas subsidiaries principally maintain their accounting records in conformity with U.S. GAAP. The accounting policies, which are different from the Company's policies, are principally as follows:

a) Inventories
Inventories are generally stated at the lower of cost or market, cost being determined by the first-in, first-out method or the average cost.

b) Depreciation and amortization
Depreciation for property, plant and equipment is generally computed using the straight-line method over the estimated useful lives of the respective assets.
Trademarks are generally amortized using the straight-line method over 40 years. Amortization of other intangibles assets is generally computed using the straight-line method over the estimated useful lives of the assets.

c) Accounting for retirement benefits
If the liability for retirement benefits already recognized is less than the unfunded accumulated benefit obligation, an additional minimum liability is recognized. The amount additionally recognized, to the extent that exceeds unrecognized prior service cost, net of any tax benefits, (minimum pension liability adjustments), is directly charged to retained earnings.

d) Accounting for derivatives
Currency related derivatives are entered into for hedging purposes. All derivatives are recognized on the balance sheets as assets or liabilities and measured at fair value. The change in fair value is recognized in earnings when incurred.

(8) Other significant accounting policies
Consumption Tax:
National consumption tax and local consumption tax are accounted for separately from the related transactions.

5. VALUATION OF ASSETS AND LIABILITIES OF NEWLY CONSOLIDATED SUBSIDIARIES

Assets and liabilities of newly consolidated subsidiaries are measured at fair value upon acquisition.

6. AMORTIZATION OF GOODWILL

Goodwill is amortized on a straight-line basis over five years. Immaterial amounts of goodwill are charged to income when incurred. Goodwill recognized by consolidated overseas subsidiaries is no longer amortized but instead tested for impairment annually or more frequently if impairment indicators arise.

7. APPROPRIATION OF RETAINED EARNINGS

The consolidated statements of capital surplus and retained earnings are prepared based on the appropriation of retained earnings which were approved during the fiscal year by the shareholders' meetings.

8. CASH AND CASH EQUIVALENTS PRESENTED IN CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash and cash equivalents presented in the consolidated statements of cash flows are cash on hand, deposits which are withdrawable at anytime without notice, and highly liquid short term investments that are convertible to known amounts of cash with insignificant risk of changes in value and that have original maturities of three months or less.

NOTES

Notes to consolidated balance sheets as of March 31, 2003 and 2004

	Millions of yen	
	March 31, 2003	*March 31, 2004*
1.Accumulated depreciation of property, plant and equipment	1,007,343	952,114
2.The total amount of the Company's guarantees to loans	4,529	-

3.The number of treasury stock held by the Company was 45,800 shares.

4.Other current assets included commercial paper received under repurchase agreements, which were accounted for as short-term loans. The fair value of such commercial paper received as collateral from the counterparty was ¥29,998 million.

Notes to consolidated statements of operation for the years ended March 31, 2003 and 2004

1. Major components of "SELLING, GENERAL AND ADMINISTRATIVE EXPENSES"

	Millions of yen	
	For the years ended	
	March 31, 2003	*March 31, 2004*
Advertising and general publicity	35,777	35,412
Sales promotion	142,032	141,704
Compensation, salaries and allowances	127,425	116,533
Provision for retirement benefits	17,649	20,148
Legal welfare	31,568	21,139
Employee bonuses	22,393	25,491
Accrual of employee bonuses	10,738	22,054
Depreciation	56,781	56,795
Research and development	44,509	42,137

2. Gain on termination of a portion of retirement benefit plans was recognized as a result of termination of a portion of the Company's severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees, which were replaced by a newly-introduced defined contribution pension plan.

3. Business restructuring costs mainly consisted of additional early retirement benefits and the accelerated depreciation charge for the reduction in useful lives of certain tobacco manufacturing facilities.

4. Loss on discontinued operations was related to disposal of operations in certain subsidiaries, which mainly consisted of the accelerated depreciation charge for the reduction in useful lives of buildings and other property.

NOTES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended March 31, 2003		For the year ended March 31, 2004	
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS		**RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE BALANCE SHEET TO THE STATEMENT OF CASH FLOWS**	
	Millions of yen		*Millions of yen*
	March 31, 2003		*March 31,* 2004
Cash and deposits	317,960	Cash and deposits	370,816
Time deposits with original maturity due over three months	(1,048)	Time deposits with original maturity due over three months	(23,200)
Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value		Securities with original maturity due within three months which are readily convertible to known amount of cash with insignificant risk of changes in value	
Marketable securities	285,732	Marketable securities	224,046
Other current assets	-	Other current assets	29,998
Cash and cash equivalents	602,644	Cash and cash equivalents	601,661

LEASE TRANSACTIONS

For the year ended March 31, 2003

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	6,136	2,919	3,216
Tools	20,111	10,393	9,717
Total	26,247	13,312	12,934

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥ 4,952 million
Due after one year	¥ 7,982 million
Total	¥12,934 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥ 5,580 million
Depreciation expense	¥ 5,580 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	1,603	1,198	405
Tools	1,765	1,194	570
Total	3,369	2,393	975

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 533 million
Due after one year	¥ 631 million
Total	¥ 1,165 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥ 1,001 million
Depreciation expense	¥ 803 million

For the year ended March 31, 2004

Finance leases except for leases that deem to transfer ownership of the leased property

(Lessee)

1. ACQUISITION COST, ACCUMULATED DEPRECIATIONAND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	7,125	3,785	3,340
Tools	19,515	9,553	9,961
Other	1,599	85	1,514
Total	28,240	13,424	14,816

The above acquisition cost includes the related interest expenses.

2. OBLIGATION UNDER FINANCE LEASES

Due within one year	¥ 5,097million
Due after one year	¥ 9,718 million
Total	¥14,816 million

The above obligations under finance leases include related interest expenses.

3. LEASE PAYMENTS AND DEPRECIATION EXPENSE

Lease payments	¥ 5,810 million
Depreciation expense	¥ 5,810 million

4. CALCULATION METHOD OF DEPRECIATION EXPENSE

Acquisition costs (No residual value is considered) are depreciated using the straight-line method over the life of the lease.

(Lessor)

1. ACQUISITION COST, ACCUMULATED DEPRECIATION AND NET LEASED PROPERTY

Millions of yen

	Acquisition cost	Accumulated depreciation	Net leased property
Machinery, equipment and Vehicles	855	691	163
Tools	1,097	761	336
Total	1,953	1,453	499

2. CLAIMS UNDER FINANCE LEASES

Due within one year	¥ 267 million
Due after one year	¥ 315 million
Total	¥ 583 million

The above claims under finance leases include related interest revenue.

3. LEASE REVENUE AND DEPRECIATION EXPENSE

Lease revenue	¥ 411 million
Depreciation expense	¥ 354 million

FAIR VALUE OF MARKETABLE SECURITIES AND INVESTMENT SECURITIES

1. MARKETABLE SECURITIES AND MARKETBLE INVESTMENT SECURITIES

(AS OF MARCH 31, 2003)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	17,974	25,307	7,333
	Bonds	11,794	12,167	373
	Bank debentures	10,500	10,670	170
	Samurai bonds	-	-	-
	Others	1,294	1,496	202
	Others	2,979	2,991	11
	Sub-total	32,748	40,466	7,718
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	18,166	16,361	(1,804)
	Bonds	6,919	6,916	(2)
	Bank debentures	5,998	5,995	(2)
	Others	921	921	-
	Others	3,734	2,574	(1,160)
	Sub-total	28,819	25,852	(2,967)
Total		61,568	66,318	4,750

(AS OF MARCH 31, 2004)

Millions of yen

	Type	*Acquisition cost*	*Carrying amount on the consolidated balance sheet*	*Difference*
Carrying amount on the consolidated balance sheet exceeds the acquisition cost	Equity securities	33,280	57,962	24,682
	Bonds	11,469	11,724	254
	Bank debentures	10,500	10,570	70
	Samurai bonds	99	103	3
	Others	869	1,050	180
	Others	187	192	5
	Sub-total	44,936	69,879	24,942
Carrying amount on the consolidated balance sheet is less than the acquisition cost	Equity securities	2,239	1,802	(436)
	Bonds	4,550	4,549	(0)
	Bank debentures	3,499	3,498	(0)
	Others	1,051	1,050	(0)
	Others	521	498	(22)
	Sub-total	7,311	6,851	(460)
Total		52,248	76,730	24,482

2. MARKETABLE SECURITIES AND INVESTMENT SECURITIES SOLD DURING THE FISCAL YEARS

Millions of yen

For the year ended March 31, 2003			For the year ended March 31, 2004		
Proceeds from Sales	*Total Profit on Sales*	*Total Loss on Sales*	*Proceeds from Sales*	*Total Profit on Sales*	*Total Loss on Sales*
11,970	769	5,290	7,433	509	982

3. CARRYING AMOUNTS OF NON-MARKETABLE SECURITIES

Millions of yen

	As of March 31, 2003	As of March 31, 2004	*Comments*
Unlisted securities (excludes OTC stocks)	4,112	4,384	
Certificate of Deposit	255,000	305,000	
Others	43,986	80,093	

4. SCHEDULED REDEMPTION AMOUNTS OF SECURITIES BY MATURITY (AS OF MARCH 31, 2003)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	23,992	11,724	250	102
Bank debentures	18,001	10,500	-	-
Samurai bonds	-	-	-	-
Others	5,991	1,224	250	102
Certificate of Deposit	255,000	-	-	-
Others	1,102	3,914	1,653	-
Total	280,094	15,639	1,903	102

(AS OF MARCH 31, 2004)

Millions of yen

	Within one year	*After one year but through five years*	*After five years but through ten years*	*Exceed ten years*
Bonds	67,969	3,683	80	2
Bank debentures	32,000	2,500	-	-
Samurai bonds	-	103	-	-
Others	35,968	1,080	80	2
Certificate of Deposit	305,000	-	-	-
Others	3,527	342	-	-
Total	376,496	4,025	80	2

Notes:

Write down of investment securities for the fiscal years ended March 31, 2003 and 2004 totaled ¥11,742 million and ¥504 million, respectively.

In evaluating security values, a security of which value has declined by more than 50% is considered to have experienced "significant deterioration". A security of which value has declined from 30% to 50% and the impact on JT's financial position is material, is considered to have experienced "significant deterioration".

If a security has a strong chance of regaining its value, a security is not devaluated.

DERIVATIVES

(AS OF MARCH 31, 2003)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Contract/Notional Principal amount: After one year	Fair value	Gain (loss)
Over-the-counter				
Foreign currency forward contracts				
Buying	6,613	-	6,942	329
Selling	26,178	-	26,783	(605)
Currency option contracts				
Purchase options	22,989	-	(189)	(189)
Total	-	-	-	(465)

1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

(AS OF MARCH 31, 2004)

INTEREST RATE

No item is to be disclosed because all interest rate derivatives are accounted for as hedges.

CURRENCY

Millions of yen

Type	Contract/Notional Principal amount	Contract/Notional Principal amount: After one year	Fair value	Gain (loss)
Over-the-counter				
Foreign currency forward contracts				
Buying	11,156	-	12,131	975
Selling	10,992	-	11,882	(890)
Currency option contracts				
Purchase options	111,286	-	219	219
Total	-	-	-	303

NOTES:
1. Fair value was estimated based on the forward exchange rate.
2. Derivatives, which are accounted for as hedges, are not included in the above table.

RETIREMENT BENEFITS

1. OVERVIEW OF RETIREMENT BENEFIT PLANS

The Company and the consolidated domestic subsidiaries have defined benefit plans, which include severance indemnities plans, non-contributory defined benefit pension plans etc., and also sponsor defined contribution pension plans. Consolidated overseas subsidiaries also have defined benefit pension plans and post-retirement medical health care plans.
Additional retirement benefits are paid in certain circumstances, which are not required to be accounted for using actuarial computations.
At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and introduced new non-contributory defined benefit pension plan and defined contribution pension plan.
Also, certain domestic subsidiaries were released from the obligation for benefits related to future employee service under the substitutional portion of National Welfare Pension Plan upon an approval by Minister of Health, Labor and Welfare of such exemption on December 19, 2003.

2. RETIREMENT BENEFIT OBLIGATION

Millions of yen

		AS OF MARCH 31, 2003	AS OF MARCH 31, 2004
a	Projected benefit obligations	(450,862)	(374,385)
b	Plan assets	141,891	152,357
c	Unfunded benefit obligations (a+b)	(308,971)	(222,028)
d	Unrecognized net actuarial loss	66,976	23,801
e	Unrecognized prior service cost	17,478	621
f	Recorded amount on consolidated balance sheet (c+d+e)	(224,516)	(197,605)
g	Additional minimum pension liability (Note 2)	(5,220)	(4,664)
h	Prepaid pension cost	607	9,557
i	Liabilities for retirement benefits (f+g-h) (Note 3)	(230,344)	(211,827)

NOTE:

1.Certain consolidated subsidiaries apply the simplified method for the calculation of the retirement benefit obligation.
2.An additional minimum pension liability was recorded in accordance with U.S. GAAP by certain consolidated overseas subsidiaries.
3. As described in ACCOUNTING POLICIES (3) Allowance and other liabilities, the Company aslo recognizes its obligations for annuity payments of the government-sponsored defined benefit pension plans of ¥172,290 million as part of its liability for retirement benefits.
4.A certain subsidiary participates in a multiemployer pension plan, which was not included in the above table. The plan asset allocated in proportion to its contribution as of March 31, 2003 and 2004 was ¥ 3,715million and ¥ 4,157million, respectively.
5. At October 1, 2003, the Company terminated a portion of its severance indemnities plan and its tax-qualified non-contributory defined benefit pension plan for employees and replaced such plans by a newly-introduced defined contribution pension plan. The following effects were reflected in the financial statements as of and for the year ending March 31, 2004:

Decrease in projected benefit obligations	¥ 52,321	million
Recognition of prior service cost	(1,002)	
Recognition of net actuarial loss	(8,797)	
Decrease in plan assets	(14,717)	
Decrease in liabilities for retirement benefits	¥ 27,802	million

In connection with this change, the Company is to make a contribution of ¥ 17,932 million to the defined contribution pension plan through 2006 on an installment basis as an initial contribution in addition to the plan assets which have been transferred from the tax-qualified non-contributory defined benefit pension plan at October 1, 2003.

6. In connection with certain subsidiaries' transfer to the Japanese Government of their obligations for future benefit payments to their employees under the substitutional portion of National Welfare Pension Plan, the related projected benefit obligations and plan assets of ¥ 3,319 million expected to be settled were reduced with

the effects recognized in earnings on the date of the approval of Ministry of Health Labor and Welfare of exemption from such obligations in accordance with Article 47-2 of the transitional provision of "Practical Guidelines of Accounting for Retirement Benefits (Accounting Committee Report No.13 by The Japanese Institute of Certified Public Accountants)"

3. RETIREMENT BENEFIT COST

Millions of yen

		FOR THE YEAR ENDED MARCH 31, 2003	FOR THE YEAR ENDED MARCH 31, 2004
a	Service cost (Note 2)	18,673	16,947
b	Interest cost	13,034	12,399
c	Expected return on plan assets	(4,813)	(4,409)
d	Amortization of unrecognized net obligation existing at the date of initial application	6,042	-
e	Recognized net actuarial loss (Note 3)	5,005	17,124
f	Amortization of prior service cost (Note 3)	2,100	2,695
g	Retirement benefit cost (a+b+c+d+e+f)	40,043	44,756

NOTE:

1. Employees' contribution to National Welfare Pension Plan is reduced from retirement benefit cost.
2. The retirement benefit cost of consolidated subsidiaries that adopt the simplified method is included in "Service cost."
3. Amounts of additional retirement benefits, for the years ended March 31, 2003 and 2004 were ¥ 5,580 million and ¥ 29,687 million, respectively, which were reported in extraordinary loss. For the year ended March 31, 2004, the above amount includes the amounts of net actuarial loss and prior service cost recognized on the early retirement of certain employees.
4. In addition to the above, contributions to the defined contribution pension plan are separately accrued and recorded as expenses, which amounted to ¥ 1,331 million for the year ended March 31, 2004.

4. ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2003)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)
f	Amortization period for unrecognized net obligation existing at the date of initial application	Mainly three years. Certain subsidiaries fully recognized net obligation at the date of initial application.

ASSUMPTIONS AND ACCOUNTING POLICIES FOR RETIREMENT BENEFIT OBLIGATION (FOR THE YEAR ENDED MARCH 31, 2004)

a	Attribution of retirement benefits	Assign the same amount of pension benefits to each year of service
b	Discount rate	Mainly 2.5%
c	Expected rate of return on plan assets	Mainly 2.0%
d	Amortization period for unrecognized prior service cost	Mainly 10 years. (The unrecognized prior service cost is amortized using the straight-line method over periods within employees' average remaining service periods.)
e	Amortization period for unrecognized actuarial gain/loss	Mainly 10 years. (The unrecognized gain/loss is amortized using the straight-line method over employees' average remaining service periods beginning from the next fiscal year.)

THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

The followings provide information of liabilities for the Company's obligations to the pension benefits under the Public Official Mutual Assistance Association Law as described in ACCOUNTING POLICIES (3) Allowance and other liabilities.

1. THE OBLIGATIONS TO THE PENSION BENEFITS UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

		Millions of yen
		AS OF MARCH 31, 2004
a	Projected obligations to the pension benefits under the Public Official of Mutual Assistance Association Law (Note 1)	(169,750)
b	Unrecognized net actuarial gain (Note 2)	(2,540)
c	Liabilities for the obligations to the pension benefits under the Public Official Mutual Assistance Association Law (a+b) (Note 3)	(172,290)

NOTE:

1. This amount is actuarial present value of the Company's obligations for annuity payments of the government-sponsored defined benefit pension plans which relate to pension benefits to which beneficiaries are entitled for services rendered up to July 1, 1956, as prescribed by the Public Official Mutual Assistance Association Law.
2. This amount represents a change in the projected obligations resulting from experience difference of actuarial assumptions used.
3. This amount is included in "Liabilities for retirement benefits" on the consolidated balance sheet.

2. BENEFIT COST UNDER THE PUBLIC OFFICIAL MUTUAL ASSISTANCE ASSOCIATION LAW

		Millions of yen
		FOR THE YEAR ENDED MARCH 31, 2004
a	Interest cost	2,776
b	Recognized net actuarial gain/loss	-
c	Benefit cost under the Public Official Mutual Assistance Association Law	2,776

3. ASSUMPTIONS AND ACCOUNTING POLICIES FOR MUTUAL ASSISTANCE ASSOCIATION COST (FOR THE YEAR ENDED MARCH 31, 2004)

a	Discount rate	1.5%
b	Amortization period for unrecognized actuarial gain/loss	10 years. (The unrecognized gain/loss is to be amortized using a straight-line method from the next fiscal year.)

INCOME TAXES

For the year ended March 31, 2003

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2003
Pension and severance costs	74,375
Net operating loss carryforwards	21,125
Other	52,899
Deferred tax assets : sub-total	148,399
Valuation allowance	(22,159)
Deferred tax assets : total	126,239

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(35,529)
Basis differences in assets acquired upon acquisition	(40,263)
Other	(14,897)
Deferred tax liabilities : total	(90,690)
Deferred tax assets – net	35,549

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	19,977
Fixed assets - Deferred tax assets	64,524
Current liabilities - Deferred tax liabilities	41
Non-current liabilities - Deferred tax liabilities	48,910

2.

3. The Law to Amend a Part of Local Tax Laws (the "Law") was promulgated on March 31, 2003, which reduced enterprise tax rates along with the introduction of non-income based taxes. The Law is to be applied to the fiscal years beginning on or after April 1, 2004. In connection with this, deferred tax assets and liabilities which will be realized or settled after April 1, 2004 were adjusted for the effect of a change in tax rates. As a result of the adjustments, deferred tax assets and liabilities were decreased by ¥ 3,289 million and ¥ 1,465 million, respectively, as of March 31, 2003.

For the year ended March 31, 2004

1. Significant components of the deferred tax assets and liabilities

Deferred tax assets	Millions of yen March 31, 2004
Pension and severance costs	71,121
Benefit obligations under the Public Official Mutual Assistance Association Law	69,519
Net operating loss carryforwards	23,873
Other	63,397
Deferred tax assets : sub-total	227,912
Valuation allowance	(21,929)
Deferred tax assets : total	205,983

Deferred tax liabilities	
Deferred gain on sale of property for tax purposes	(39,500)
Basis differences in assets acquired upon acquisition	(34,946)
Other	(25,173)
Deferred tax liabilities : total	(99,620)
Deferred tax assets – net	106,362

Note:
Deferred tax assets - net are included in the following items on the consolidated balance sheet

	Millions of yen
Current assets - Deferred tax assets	30,221
Fixed assets - Deferred tax assets	121,547
Current liabilities - Deferred tax liabilities	1,145
Non-current liabilities - Deferred tax liabilities	44,260

2. A reconciliation of the normal effective statutory tax rate to the effective tax rate

Normal effective statutory tax rate	41.75%
Tax rate difference for consolidated overseas subsidiaries	101.96%
Tax credits	52.46%
Nondeductible expenses	(39.77)%
Nondeductible amortization of goodwill	(33.83)%
Rate difference of the deferred tax assets and liabilities recognized at the reduced enterprise tax rate which is effective for the reversal and settlement on or after April 1, 2004	(40.89)%
Other – net	(18.41)%
Actual effective tax rate	63.27%

3.

SEGMENT INFORMATION

1. OPERATIONS BY INDUSTRY

(For the year ended March 31, 2003) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,134,466	53,926	232,403	71,466	4,492,263	-	4,492,263
(2) Intersegment sales	6,574	-	857	36,920	44,352	(44,352)	-
Total	4,141,041	53,926	233,261	108,386	4,536,616	(44,352)	4,492,263
Operating expenses	3,927,699	67,782	246,429	107,454	4,349,364	(46,064)	4,303,300
Operating income (loss)	213,341	(13,855)	(13,168)	932	187,251	1,712	188,963
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,153,080	114,725	135,317	236,524	2,639,648	318,016	2,957,665
Depreciation and amortization	108,503	4,102	6,168	18,704	137,478	(944)	136,534
Capital expenditure	60,975	1,161	7,274	38,802	108,213	965	109,179

(For the year ended March 31, 2004) *Millions of yen*

	Tobacco	Pharmaceu-ticals	Foods	Others	Total	Elimination / Corporate	Consolidated
1. Sales and operating income (loss)							
Sales							
(1) Sales to customers	4,236,920	51,242	250,138	86,850	4,625,151	-	4,625,151
(2) Intersegment sales	6,285	-	338	37,281	43,905	(43,905)	-
Total	4,243,206	51,242	250,476	124,132	4,669,057	(43,905)	4,625,151
Operating expenses	4,004,797	64,081	255,327	112,155	4,436,362	(45,244)	4,391,117
Operating income (loss)	238,408	(12,839)	(4,850)	11,976	232,695	1,338	234,034
2. Assets, depreciation and amortization, and capital expenditure							
Assets	2,122,260	114,315	141,430	250,267	2,628,273	400,809	3,029,083
Depreciation and amortization	104,754	3,827	6,251	19,009	133,843	(615)	133,227
Capital expenditure	60,558	2,611	9,143	18,076	90,390	479	90,869

NOTE:

1. Operations by industry are categorized based on types of products and characteristics.
2. Main products or services under each category are as follows:
   - 1) Tobacco — Tobacco products
   - 2) Pharmaceuticals — Prescription drugs
   - 3) Foods — Beverages and processed foods
   - 4) Others — Rent of real estate, leasing, engineering and others
3. Unallocated assets included in Elimination/Corporate consist mainly of surplus funds of the Company such as cash, bank and time deposits as well as marketable securities, long-term investments (a portion of investment securities), assets used for fundamental research and unused land. The amounts of these assets as of March 31, 2003 and 2004 are ¥ 373,363 million and ¥ 474,121 million, respectively.
4. Amortization of goodwill by segment, which was included in selling, general and administrative expenses was as follows:

Millions of yen

	Tobacco	Pharmaceuticals	Foods	Others	Consolidated
For the year ended March 31, 2003	(426)	4,643	7,546	36	11,799
For the year ended March 31, 2004	-	4,586	1,899	(312)	6,173

2. OPERATIONS BY GEOGRAPHIC AREA

(For the year ended March 31, 2003) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination/ Corporate	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,794,323	316,992	380,948	4,492,263	-	4,492,263
(2) Intersegment sales	39,716	121,364	21,125	182,206	(182,206)	-
Total	3,834,039	438,356	402,073	4,674,470	(182,206)	4,492,263
Operating expenses	3,679,051	460,290	347,294	4,486,636	(183,336)	4,303,300
Operating income (loss)	154,988	(21,933)	54,779	187,833	1,130	188,963
2. Assets	1,745,501	681,909	167,769	2,595,180	362,484	2,957,665

(For the year ended March 31, 2004) *Millions of yen*

	Japan	Western Europe	Others	Total	Elimination	Consolidated
1. Sales and operating income (loss) Sales						
(1) Sales to customers	3,844,100	308,612	472,438	4,625,151	-	4,625,151
(2) Intersegment sales	53,812	139,463	18,977	212,252	(212,252)	-
Total	3,897,913	448,075	491,415	4,837,404	(212,252)	4,625,151
Operating expenses	3,702,827	469,062	433,826	4,605,716	(214,599)	4,391,117
Operating income (loss)	195,085	(20,986)	57,588	231,687	2,346	234,034
2. Assets	1,750,803	634,438	195,984	2,581,226	447,857	3,029,083

NOTE:

1. Operations by geographic area are categorized based on geographical proximity.
2. Main countries and areas included in each category other than Japan
   1) Western Europe — Switzerland, France, and Germany
   2) Others — Canada, Russia, Malaysia, and others
3. Unallocated assets included in Elimination / Corporate are the same as those described in Note 3 of OPERATION BY INDUSTRY.

3. OVERSEAS SALES

(For the year ended March 31, 2003) *Millions of yen*

	Total
1 Overseas sales	708,085
2 Consolidated sales	4,492,263
3 Percentage of overseas sales to consolidated sales (%)	15.8

(For the year ended March 31, 2004) *Millions of yen*

	Total
1 Overseas sales	789,349
2 Consolidated sales	4,625,151
3 Percentage of overseas sales to consolidated sales (%)	17.1

NOTE: Overseas sales are sales of the Company and consolidated subsidiaries in countries and areas other than Japan.

RELATED PARTY TRANSACTIONS

(For the year ended March 31, 2003)
Information is omitted due to immateriality.

(For the year ended March 31, 2004)
Information is omitted due to immateriality.